Filed Pursuant to Rule 424(b)(4)

Registration No. 333-256684

Registration No. 333-257939

PROSPECTUS

2,500,000
Shares

Common Stock

We are offering shares of our common stock. Our common stock is listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “BYRN.” The public offering price is $21.00 per share. The last reported sale price on Nasdaq of our common stock on July 15, 2021 was $22.52 per share. Our common stock is also traded on the Canadian Securities Exchange (the “CSE”). The last reported sale price on the CSE of our common stock on July 15, 2021 was $27.88 CAD per share.

You should consider the risks that we have described in “Risk Factors” beginning on page 13 of this prospectus before buying our common stock.

	Per Share	Total
Public offering price	$21.00	$52,500,000
Underwriting discount	$1.26	$3,150,000
Proceeds, before expenses, to us	$19.74	$49,350,000

We have granted the underwriters an option to purchase up to an additional 375,000 shares of common stock at the public offering price less the underwriting discount and commissions to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common stock to purchasers on or before July 20, 2021.

RAYMOND JAMES

B. Riley Securities, Inc.	Ladenburg Thalmann

The date of this prospectus is July 16, 2021.

THE BYRNA HD

A POWERFUL AND EFFECTIVE SELF-DEFENSE DEVICE

byrna
byrna
BYRNA INERT
BYRNA KINETIC
BYRNA PEPPER

Non-lethal, socially responsible alternative to a gun

Stops an assailant from a safe distance of up to 60 feet

No license, background check or waiting period required

Note: Possession and use of Byrna products may be subject to state or local regulation.

KEY METRICS

Launchers Sold To-Date

90K

Authorized Dealer Locations

1,300

Byrna Nation[1] Members

137K

Law Enforcement and Private Security Customers

80

Annual Revenue[2]

$16.6M
$0.9M
FY 2019
FY 2020

Six Month Revenue[2]

$22.3M
$1.3M
1st Half FY 2020
1st Half FY 2021

byrna
Technologies Inc.
Live Safe™

Note: Launchers sold to-date, authorized dealer locations, Byrna Nation members and law enforcement and private security customer metrics have been rounded for presentation purposes and are as of July 2, 2021.
(1) Byrna Nation includes all subscribers to our marketing list.
(2) Our fiscal year ends November 30th. During fiscal 2019 and fiscal 2020, we generated a comprehensive loss of $4.4 million and $12.5 million, respectively. During the first half of fiscal 2020 and first half of fiscal 2021, we generated a comprehensive loss of $10.3 million and comprehensive income of $1.9 million, respectively.

We are responsible for the information contained in this prospectus. You should rely only on the information contained in this prospectus and in any related free writing prospectus prepared by or on behalf of us. Neither we, nor the underwriters, have authorized anyone to provide you with information different from, or in addition to, the information contained in this prospectus or any related free writing prospectus. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

For Investors Outside the United States

Neither we nor the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Trademark Notice

Byrna®, our logo, Live Safe™, and Learn Safe™ are registered or common law trademarks of Byrna Technologies Inc. This prospectus contains references to our trademarks, both registered and common law, and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names. All other brand names, trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Industry, Market, and Other Data

This prospectus includes estimates, projections, and other information concerning our industry and market data, including data regarding the estimated size of the market, projected growth rates, trends and perceptions and preferences of consumers. We obtained this data from industry sources, third-party studies, including market analyses and reports, and internal company data. Industry sources generally state that the information contained therein has been obtained from sources believed to be reliable. Although we are responsible for all of the disclosure contained in this prospectus, and we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. We have not independently verified data from these sources or obtained third-party verification of market share data and this information may not be reliable. In addition, these sources may use different definitions of the relevant markets. Data regarding our industry is intended to provide general guidance, but is inherently imprecise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical or current fact included in this prospectus are forward looking statements. Forward-looking statements refer to our current expectations and projections relating to our financial condition, results of operations, plans, objectives, strategies, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “assume,” “believe,” “can have,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “target,” “will,” “would,” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operational performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, and growth rates, our plans and objectives for future operations, growth, or initiatives, or strategies are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expect and, therefore, you should not unduly rely on such statements. The risks and uncertainties that could cause those actual results to differ materially from those expressed or implied by these forward-looking statements include but are not limited to the following:

•We have a limited operating history on which you can evaluate our business, and we have a history of operating losses;

•We may require additional capital in the future to support our operations and growth plans;

•If we are unable to successfully implement our business plan for the sale of Byrna® HD, our revenue growth could be slower than we expect and our business, operating results and financial condition could be adversely affected;

•We depend on the sale of the Byrna® HD and on maintaining and strengthening our brand;

•We depend on third-party suppliers including sole source providers for certain components and for all of our chemical irritant projectiles;

•We are subject to extensive regulation, non-compliance with which could result in fines, penalties and other costs and liabilities;

•If we deliver products with defects, we may be subject to product recalls or negative publicity, our credibility may be harmed, market acceptance of our products may decline, and we may be exposed to liability;

•Product liability lawsuits and other litigation against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop in the future;

•The markets for security products and defense technology are in a state of technological change which could have a material adverse impact on our business, financial condition and results of operations;

•Macroeconomic risks, such as general economic conditions and epidemic and pandemic diseases (including the COVID-19 pandemic), could have a material adverse effect on our business, financial condition, results of operations, cash flows, and ability to comply with regulatory requirements;

•Our performance is influenced by a variety of economic, social, and political factors;

•We are subject to extensive regulation and could incur fines, penalties and other costs and liabilities under such requirements;

•If we are unable to protect our intellectual property, we may lose a competitive advantage or incur substantial litigation costs to protect our rights;

•Our trading market is limited, and the trading market for our common stock may not develop or be sustained;

•Our stock price may be volatile or may decline, including due to factors beyond our control, resulting in substantial losses for investors purchasing shares in this offering; and

•Purchasers in this offering will experience immediate and substantial dilution.

We make many of our forward-looking statements based on our operating budgets and forecasts, which are based upon assumptions made by management. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

See the “Risk Factors” section and elsewhere in this prospectus for a more complete discussion of the risks and uncertainties mentioned above and for discussion of other risks and uncertainties we face that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as well as others made in this prospectus and hereafter in our other SEC filings and public communications. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties.

We caution you that the risks and uncertainties identified by us may not be all of the factors that are important to you. Furthermore, the forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read the entire prospectus, including the consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context requires otherwise, the words “Byrna,” “we,” “company,” “us,” and “our” refer to Byrna Technologies Inc. and its subsidiaries, as applicable.

Company Overview

We are a non-lethal defense technology company specializing in innovative, next-generation solutions for security situations that do not require the use of lethal force. Our mantra is Live Safe, and our core mission is to empower people to safely embrace life. We seek to fulfill our mission by developing easy-to-use self-defense tools that are designed to allow people to live more safely. We are also focused on providing law enforcement and private security customers with non-lethal alternatives to firearms that are intended to reduce shootings and facilitate trust with the communities they serve.

Our product portfolio includes:

•The Byrna line of handheld personal security devices designed for use by consumers and professional security customers;

•A line of projectiles that are fired by Byrna devices, including chemical irritant, kinetic and inert rounds; and

•Accessories and related products, including compressed carbon dioxide (CO2) canisters, sighting systems, holsters and Byrna-branded apparel.

Our flagship personal security device, the Byrna® HD, is a powerful and effective non-lethal self-defense device that is powered by CO2 and fires .68 caliber kinetic and chemical irritant projectiles that are designed to disable a threat from a standoff distance of up to 60 feet.

Our products are sold in both the consumer and security professional markets. In the consumer market, our solutions are designed to provide ordinary civilians with an effective, non-lethal tool to disable, disarm and deter would be assailants and to escape harm’s way. In the professional market, our products are designed to provide domestic and international law enforcement agencies, corrections and custodial officers, private security professionals, private investigators and other professional security users with a practical, non-lethal option to address threats and resolve conflicts without the need to resort to lethal force. Our products can be purchased in most U.S. locations quickly, simply and discreetly, without the requirement for a license, background check or waiting period.

Our strategy is to establish Byrna as a consumer lifestyle brand associated with the confidence people can achieve by knowing they can protect themselves, their loved ones and those around them. We believe we have a significant opportunity to leverage the Byrna brand to expand our product line, broaden our user base and generate increasing sales from new and existing customers.

Our Market Opportunity

In the consumer market, our products are designed to provide peace of mind and protection, while reducing the risk of potentially fatal mistakes that can have life-altering legal, financial and psychological consequences. Importantly, our products are designed to appeal to the needs of gun owners and non-gun owners alike. There are approximately 82 million gun owners in the U.S., according to data from Gallup and the United States Census Bureau. We believe our products offer gun owners an attractive option – a truly effective personal safety device, with a familiar “look and feel” of a firearm, but without the higher risk of potentially fatal mistakes or accidents. For the remaining 173 million adults in the United States who do not own a gun, our products are designed to provide a safe, effective and non-lethal way to protect themselves and their families.

The professional market represents a significant opportunity for our non-lethal security products. Domestically, there are approximately 917,000 police officers, detectives and criminal investigators, according to the U.S. Bureau of Labor Statistics. Incidents of police shootings and deaths related to the use of conductive energy devices have become a growing problem in the United States, leading to loss of life, civil unrest and distrust between police officers and civilians. According to The Washington Post, there have been over 6,300 police shootings since 2015, and a Reuters examination found that more than 1,000 people in the U.S. have died after police stunned them with conductive energy devices, with the conductive energy device ruled to be a cause or contributing factor in over 150 of those deaths. Given the human, social and financial impacts of these fatal events, law enforcement organizations are seeking non-lethal tools that can safely protect the officer and the community and de-escalate dangerous situations without having to resort to deadly force. Beyond law enforcement, there are a number of other security-related professions in the United States that we believe are prime candidates for our Byrna® HD device, including 800,000 private security guards, 346,000 corrections officers and 90,000 private detectives, based on data from the U.S. Bureau of Labor Statistics.

We are also targeting the international professional security market, which we believe is multiple times larger than the U.S. market. There are approximately 10 million police officers located in the top 30 international countries based on police population, according to data compiled by World Atlas. In addition, there are an estimated 19 million international private security workers, according to The Guardian.

Our Competitive Strengths

We believe the following strengths distinguish us from our competitors and position us for a leadership position in the non-lethal personal security market:

•Effective, Non-Lethal Solution. The Byrna® HD is a practical, non-lethal solution for the consumer and professional security markets. The device is lightweight, compact, cost-effective and can be fired multiple times from a safe range of up to 60 feet, while ensuring a lower likelihood of unintended consequences, such as death or serious injury.

•Emerging Lifestyle Brand. We are striving to establish Byrna as a leading consumer lifestyle brand associated with safety, confidence and control. We believe our brand has strong loyalty among our customer base, and accordingly, these customers are more likely to purchase Byrna-branded products and recommend them to their friends and families.

•Passionate User Base. In just two years, we have built a loyal user base of over 63,000 e-commerce customers and over 137,000 subscribers to our marketing list, which we refer to as Byrna Nation. As we seek to expand our business, we will stay focused on maintaining the satisfaction and support of Byrna Nation.

•Broad Market Applicability. Our products are designed to address a wide array of markets, customer segments and geographies. We believe the broad-based appeal of our products has the potential to expand our total addressable market and unlock attractive opportunities for our future growth.

•Razor / Razor Blade Model. Once we sell a launcher to a customer, we are able to sell that same customer projectiles and accessories over the lifetime of their product. Additionally, we believe that as we introduce new launchers, our existing customers will be likely candidates to upgrade to these new and enhanced versions.

•Socially Responsible Solution. We recognize that on one hand there is a growing desire for safety and security in the United States, and on the other hand, an epidemic of gun violence exists in this country. We believe that Byrna offers a safe and effective alternative to lethal firearms and as such, is part of the solution to the growing epidemic of gun violence in America. We believe we have the right product at the right time to address one of America’s greatest challenges.

Our Growth Strategy

The following are the key pillars of our growth strategy that we believe will enable us to establish Byrna as a leading solutions provider in the non-lethal security market:

•New Product Innovation. Over the next 24 months, we plan to introduce seven new launchers and new projectiles including practice projectiles that are environmentally friendly, projectiles that can be fired from a 12 gauge shotgun (potentially opening up to Byrna to an estimated 100 million existing shotguns, extrapolated based on historical information according to gunpolicy.org) and various accessories such as holsters, sighting systems, flashlights and cameras that are designed to enhance the Byrna user experience.

•New Sales Channels and Marketing Programs. We plan to launch an Amazon digital storefront within the next three months. We also plan to deepen and broaden our relationships with our network of dealers and distributors.

•Law Enforcement Penetration. We see an attractive opportunity to serve the law enforcement market, both domestically and internationally. With the planned introduction of the Byrna LE, we have for the first time a launcher specifically designed for the professional-grade needs of the law enforcement community.

•School Safety Enablement. We recently launched the Learn Safe school safety program, designed to enable school personnel, such as school resource officers and security guards, to handle threats that may arise in educational facilities throughout the country without the risks associated with using deadly force inside a school with hundreds or even thousands of students.

•Strategic Acquisitions. We have successfully used acquisitions to broaden our product line and accelerate our growth plans, and we expect this strategy to continue. For example, in May 2021, we acquired Mission Less Lethal, which provided us with a highly regarded line of non-lethal rifles, valuable intellectual property rights and a more established presence in the law enforcement market.

Selected Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these principal risks include the following:

•We have a limited operating history on which you can evaluate our business, and we have a history of operating losses;

•We may require additional capital in the future to support our operations and growth plans;

•If we are unable to successfully implement our business plan for the sale of the Byrna® HD, our revenue growth could be slower than we expect and our business, operating results and financial condition could be adversely affected;

•We depend on the sale of the Byrna® HD and on maintaining and strengthening our brand;

•We depend on third-party suppliers including sole source providers for certain components and for all of our chemical irritant projectiles;

•We are subject to extensive regulation, non-compliance with which could result in fines, penalties and other costs and liabilities;

•If we deliver products with defects, we may be subject to product recalls or negative publicity, our credibility may be harmed; market acceptance of our products may decline, and we may be exposed to liability;

•Product liability lawsuits and other litigation against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop;

•The markets for security products and defense technology are in a state of technological change which could have a material adverse impact on our business, financial condition and results of operations;

•Macroeconomic risks, such as general economic conditions and epidemic and pandemic diseases (including the COVID-19 pandemic), could have a material adverse effect on our business, financial condition, results of operations, cash flows, and ability to comply with regulatory requirements;

•Our performance is influenced by a variety of economic, social, and political factors;

•We are subject to extensive regulation and could incur fines, penalties and other costs and liabilities under such requirements;

•If we are unable to protect our intellectual property, we may lose a competitive advantage or incur substantial litigation costs to protect our rights;

•Our trading market is limited, and the trading market for our common stock may not develop or be sustained;

•Our stock price may be volatile or may decline, including due to factors beyond our control, resulting in substantial losses for investors purchasing shares in this offering; and

•Purchasers in this offering will experience immediate and substantial dilution.

Corporate Information

We were incorporated in Delaware on March 1, 2005 under the name Security Devices International Inc. On February 26, 2020, we filed an amendment to our Certificate of Incorporation with the Secretary of State of Delaware changing our name, effective March 4, 2020, to Byrna Technologies Inc. Effective December 19, 2019, we dissolved our wholly-owned subsidiary Security Devices International Canada Corp (“SDICC”). We currently have two wholly-owned subsidiaries, Byrna South Africa (Pty) Ltd. (“Byrna South Africa”) and Roboro Industries Pty LTD (“Roboro”). On May 5, 2020, we acquired all of the issued and outstanding equity interests of Roboro and, as a result, Roboro became our wholly-owned subsidiary. During the year ended November 30, 2020, we utilized Roboro exclusively as a manufacturing and assembly supplier for our products until such operations were assumed by Byrna South Africa.

On April 27, 2021, we effected a 10-for-1 reverse stock split of our common stock (the “Reverse Stock Split”) with exercise prices for our outstanding warrants and stock options appropriately adjusted. As of May 31, 2021, we had an aggregate of 20,693,521 shares of our common stock outstanding.

Effective May 12, 2021, we entered into an Asset Purchase Agreement (the “APA”) to purchase certain assets used in designing, developing, manufacturing, licensing, and selling of products and services in or for the “Mission Less Lethal” brand from Kore Outdoor (U.S.) Inc., a Delaware corporation (“Kore”), a wholly owned subsidiary of Kore Outdoor Inc., a Canadian corporation (“Parent”). The transaction was accounted for as an asset acquisition, with estimated $3.7 million total cost of which $0.2 million were acquisition related expenses. The APA contains certain customary representations, warranties, and covenants of the parties, including a guaranty by Parent of certain obligations of Kore. Pursuant to the APA, among other things, (i) we acquired a fully paid, royalty-free, exclusive, sublicensable, irrevocable, world-wide right and license (to be used in the less than lethal field) to and under certain intellectual property related to certain products, and (ii) we agreed to enter into a supply agreement with Kore providing for the sale from Kore to us of certain products. With this asset acquisition, we now offer the full Mission Less Lethal product line, including the MLR, Mission 4, TPR and TCR launchers.

Our principal executive and administrative offices are located at 100 Burtt Road, Suite 115, Andover, MA 01810, and our telephone number is (978) 868-5011. Our website address is byrna.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

THE OFFERING

Common stock offered by us	2,500,000 shares of common stock

Underwriters’ option

We have granted the underwriters a 30-day option to purchase up to an additional 375,000 shares from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.

Common stock to be outstanding after this offering

23,193,521 shares of common stock (or 23,568,521 shares if the underwriters exercise their option to purchase additional shares in full) based on 20,693,521 shares of common stock outstanding as of May 31, 2021.

Use of proceeds

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $48.6 million (or approximately $56.0 million if the underwriters exercise their option to purchase additional shares in full) based on an offering price of $21.00, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds from this offering for acquisitions or strategic investments in complementary businesses or technologies. We do not currently have any plans for any such acquisitions or investments. We have not allocated specific amounts of net proceeds for any of these purposes. See “Use of Proceeds” for a complete description of the intended use of proceeds from this offering.

Risk factors

Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13 and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

Nasdaq symbol	Our common stock is listed on the Nasdaq Capital Market under the symbol “BYRN.”

The number of shares of our common stock that will be outstanding after this offering is based on shares of our common stock outstanding as of May 31, 2021, and excludes:

•warrants to purchase up to 99,055 shares of our common stock at a weighted exercise price of approximately $1.91 per share;

•642,050 shares of our common stock issuable upon the exercise of outstanding but unexercised options to purchase shares of our common stock as of May 31, 2021, under the Byrna Technologies, Inc. 2020 Equity Incentive Plan (the “2020 Plan”), with a weighted average exercise price of $3.00 per share;

•1,747,993 shares of our common stock issuable upon the settlement of restricted stock units outstanding as of May 31, 2021 under the 2020 Plan; and

•109,957 shares of our common stock reserved for future issuance under the 2020 Plan.

Except as otherwise indicated, all information in this prospectus assumes or reflects:

•no exercise of the underwriters’ option to purchase additional shares;

•no exercise or settlement of outstanding stock options; and

•the Reverse Stock Split.

Summary Consolidated Financial Data

The following tables provide our summary consolidated financial data and should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. We have derived the summary consolidated statements of income data for the fiscal years ended November 30, 2020 and 2019 from our audited consolidated financial statements appearing elsewhere in this prospectus. The summary condensed statements of income data for the six months ended May 31, 2020 and 2021, and the consolidated balance sheet data as of May 31, 2021 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and the results for any interim period are not necessarily indicative of the results that may be expected in any full year.

Consolidated Statements of Operations Data:	Years Ended November 30,		Six Months Ended May 31,
(in thousands)	2019	2020	2020	2021
Net revenue	$924	$16,566	$1,339	$22,294
Cost of goods sold	775	9,058	857	9,991
Gross profit	149	7,508	482	12,303
Operating expenses	3,438	11,818	2,959	10,691
INCOME (LOSS) FROM OPERATIONS	(3,289)	(4,310)	(2,477)	1,612
OTHER INCOME (EXPENSE)
Foreign currency transaction gain (loss)	(12)	(91)	(9)	192
Accretion of debt discounts	(1,121)	(755)	(755)	—
Interest expense	(414)	(233)	(233)	(37)
Loss on extinguishment of debt	—	(6,027)	(6,027)	—
Warrant inducement expense	—	(845)	(845)	—
Forgiveness of Paycheck Protection Program loan	—	—	—	190
Other financing costs	—	—	—	(9)
Change in fair value of derivative liabilities	426	—	—	—
INCOME (LOSS) BEFORE INCOME TAXES	(4,410)	(12,261)	(10,346)	1,948
Income tax provision	—	293	—	183
NET INCOME (LOSS)	(4,410)	(12,554)	(10,346)	1,765

Foreign exchange translation gain for the year	(4)	67	96	178
COMPREHENSIVE INCOME (LOSS)	$(4,414)	$(12,487)	$(10,250)	$1,943
NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	$(4,410)	$(12,554)	$(10,346)	$722

Net income (loss) per share – basic	$(0.43)	$(0.99)	$(0.91)	$0.04
Net income (loss) per share – diluted	$(0.43)	$(0.99)	$(0.91)	$0.04
Weighted-average number of common shares outstanding during the period – basic	10,354,383	12,678,747	11,271,719	16,359,496
Weighted-average number of common shares outstanding during the period – diluted	10,354,383	12,678,747	11,271,719	17,604,131

Consolidated Statements of Operations Data:	Years Ended November 30,		Six Months Ended May 31,
(in thousands)	2019	2020	2020	2021
Non-GAAP Figures:
Adjusted EBITDA(1)	$(3,033)	$(2,840)	$(1,664)	$3,745
Non-GAAP net income (loss)(1)	$(3,501)	$(3,608)	$(1,975)	$3,308
Preferred stock dividend	$—	$—	$—	$(1,043)
Non-GAAP net income (loss) available to common shareholders	$(3,501)	$(3,608)	$(1,975)	$2,265
Non-GAAP net income (loss) per share – basic(1)	$(0.34)	$(0.28)	$(0.18)	$0.14
Non-GAAP net income (loss) per share – diluted(1)	$(0.34)	$(0.28)	$(0.18)	$0.13
Weighted-average number of common shares outstanding during the period – basic(1)	10,354,383	12,678,747	11,271,719	16,359,496
Weighted-average number of common shares outstanding during the period – diluted(1)	10,354,383	12,678,747	11,271,719	17,604,131

(1)Adjusted EBITDA, Non-GAAP net income (loss), and Non-GAAP net income (loss) per share are non-GAAP financial measures. These non-GAAP financial measures do not replace the presentation of our GAAP financial results and should only be used as a supplement to, not as a substitute for, our financial results presented in accordance with GAAP. Please refer to “Selected Consolidated Financial and Other Data – Non-GAAP financial measures” for a description of the use of such measure and reconciliations to comparable GAAP financial measures.

Consolidated Balance Sheets Data:	As of November 30,		As of May 31,
(in thousands)	2019	2020	2020	2021
Cash	$1,081	$3,175	$2,718	$4,391
Restricted cash	92	6,481	92	954
Working capital	(818)	4,742	3,348	6,450
Total assets	3,566	21,216	7,662	22,033
Total debt	4,634	190	326	1,500
Total shareholders’ equity (deficit)	(1,984)	8,409	5,778	13,150

The consolidated balance sheet data as of May 31, 2021 are presented below:

•on an actual basis; and

•on an as adjusted basis to give effect the sale by us of 2,250,000 shares offered by us in this prospectus (excluding the underwriters’ option), after deducting the estimated underwriting discounts and other offering expenses.

	As of May 31, 2021
Consolidated Balance Sheet Data: (in thousands)	Actual	As adjusted
Cash	$4,391	$48,796
Restricted cash	954	954
Working capital	6,450	50,855
Total assets	22,033	66,438
Total debt	1,500	1,500
Total shareholders’ equity	13,150	57,555

RISK FACTORS

Investing in our common stock involves a high degree of risk. These risks include, but are not limited to, those described below, each of which may be relevant to an investment decision. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, before deciding whether to invest in shares of our common stock. If any of the following risks or other risks actually occur, our business, financial condition, results of operations, and future prospects could be materially harmed. In that event, the market price of our common stock could decline, and you could lose part or all of your investment. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” above.

Risks Related to Our Business

We have a limited operating history on which you can evaluate our business.

We have a limited operating history on which you can evaluate our business. Although our corporate entity has existed since 2005, we have only been manufacturing and selling the Byrna® HD, our largest source of revenue, since April 2019. Moreover, many members of our key senior management team are relatively new to their positions. Our Chief Financial Officer (“CFO”), Chief Supply Chain Officer, and Chief People Officer (“CPO”) began their current roles late in the third quarter in 2020, our Chief Marketing and Revenue Officer (“CMO”) began his role in the first quarter of 2021, and our Chief Governmental Affairs Officer began his role in 2020. As a result, our business may be subject to many of the problems, expenses, delays, and risks inherent in the rapid growth of a relatively new business and the integration of key personnel and infrastructure.

We have a history of operating losses and we cannot guarantee that we will be able to sustain profitability.

We have recorded a net loss in all reporting periods since our inception through the fiscal quarter ended February 28, 2021. Our net loss for the years ended November 30, 2020 and 2019 was $12.6 million and $4.4 million, respectively, our accumulated deficit at November 30, 2020 was $50.2 million. We had a net income for the three months ended May 31, 2021 of $2.0 million compared to a net loss for the three months ended February 28, 2021 of $0.3 million. Our accumulated deficit at February 28, 2021 was $50.5 million and at May 31, 2021 was $48.5 million. There can be no assurance that we will not experience net losses in the future and there can be no assurance of continued profitability.

We expect to require additional financing in the future to generate substantial revenue growth. If we do not obtain such additional financing, our business prospects, financial condition and results of operations could be adversely affected.

There can be no assurance that such financing will be available at all or on favorable terms. Failure to significantly grow our revenues may result in us seeking to obtain such additional financing, which could result in delay of our development and sale of our products. Subsequent financing may dilute the ownership interest of our stockholders at the time of the financing and may dilute the value of their stock.

If we are unable to successfully implement our business plan for the sale of the Byrna® HD, our revenue growth could be slower than we expect and our business, operating results and financial condition could be adversely affected.

There can be no assurance that our revenues or revenue growth can be sustained. Revenue growth that we have achieved or may achieve may not be indicative of future operating results. The Byrna® HD is a new product and its long-term adoption by the U.S. consumer market, and by potential other markets including law enforcement, private security, and international markets, remains unknown. Among other things, production delays, including as a result of the COVID-19 pandemic, excessive costs, performance failures, new legislation or regulation, competition, or negative publicity could stall or prevent its success in the market and generation of revenue. In addition, we have increased and may increase further our operating expenses in order to fund increases in our manufacturing, distribution, and sales and marketing efforts and increase our administrative resources in anticipation of future growth. To the extent that increases in such expenses precede or are not subsequently followed by increased revenues, our business, operating results and financial condition may be materially adversely affected.

We may not be able to effectively manage our growth.

As we grow our business, slower growing or reduced demand for our products, increased competition, a decrease in the growth rate of our overall market, failure to develop and successfully market new products, or the maturation of our business or market could harm our business. We expect to make significant investments in research and development and sales and marketing, expand our operations and infrastructure, design and develop or acquire new products, and enhance our existing products. If our sales do not increase at a sufficient rate to offset these increases in our operating expenses, our profitability may decline in future periods.

We have expanded our operations rapidly since our inception. The scope and complexity of our business have increased substantially over the past several years. We have only a limited history operating our business at its current scale. Key members of our management team do not have substantial tenure working together. Consequently, if our operations continue to grow at a rapid pace, we may experience difficulties in managing this growth and building the appropriate processes and controls. Continued growth may increase the strain on our resources, and we could experience operating difficulties, including difficulties in sourcing, logistics, recruiting, maintaining internal controls, marketing, designing innovative products, and meeting consumer needs. If we do not adapt to meet these evolving challenges, the strength of our brand may erode, the quality of our products may suffer, we may not be able to deliver products on a timely basis to our customers, and our corporate culture may be harmed.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We may be subject to proceedings or claims that may arise in the ordinary course of the business, which could include product and service warranty claims, which could be substantial. If our products fail to perform as warranted and we fail to quickly resolve product quality or performance issues in a timely manner, our reputation may be tarnished, potential sales may be lost, and we may be forced to pay damages. The occurrence of product defects and the inability to correct errors could result in the delay or loss of market acceptance of our products, material warranty expense, diversion of technological and other resources from our product development efforts, and the loss of credibility with customers, manufacturer’s representatives, distributors, dealers and end-users, any of which could have a material adverse effect on our business, operating results and financial conditions.

Our products are used in activities and situations that involve risk of personal injury. Our products expose us to potential product liability, warranty liability, and personal injury claims and litigation relating to the use or misuse of our products, including allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product or activities associated with the product, negligence, and strict liability. If successful, any such claims could have a material adverse effect on our business, operating results, and financial condition. Defects in our products may result in a loss of sales, recall expenses, delay in market acceptance, and damage to our reputation and increased warranty costs, which could have a material adverse effect on our business, operating results, and financial condition. In addition, our reputation may be adversely affected by such claims, whether or not successful, including potential negative publicity about our products.

We issued a product safety notice in February 2021 and, as a result, took a reserve of $195,000, which we believe to have been adequate. If the safety update fails in the future, new issues arise, or a substantial number of consumers continue to seek exchanges we could also experience damage to our reputation, business, operations (including production rate) and revenues. At May 31, 2021, approximately $133,000 of this reserve remains.

We maintain general liability insurance that includes product liability coverage in amounts that we believe are reasonable, but there is no assurance that we will be able to maintain such insurance on acceptable terms, if at all, in the future and product liability claims may exceed the amount of insurance coverage.

The failure to attract and retain key personnel could have an adverse effect on our operating results.

Our success depends substantially on the efforts and abilities of our senior management and key personnel. The competition for qualified management and key personnel is intense. The loss of services of one or more of our key employees or the inability to hire, train, and retain additional key personnel could delay the development and sale of our products, disrupt our business, and interfere with our ability to execute our business plan.

In addition, our ability to maintain our competitive position is dependent to a large degree on the efforts and skills of our senior management team, including Bryan Ganz, our President, Chief Executive Officer and Chairman of the Board of Directors. The loss of the services of one or more of our key personnel could materially and adversely affect our operations.

We depend on the sale of our personal security devices.

Although we do sell certain other products (such as our 40mm product line) and we expect to introduce new products, including products being developed and products acquired in connection with the acquisition of Mission Less Lethal assets in May 2021, our revenue is derived almost exclusively from the sale of the Byrna® HD. The sale of such personal security devices is influenced by a variety of economic, social, and political factors, including without limitation the level of confidence of consumers in our products and in the security and reliability of online shopping and e-commerce on which we significantly rely, which may result in volatile sales. Sales of the Byrna® HD, including its ammunition and accessories, represented 99% of our total revenue for the year ended November 30, 2020 and for the six months ended May 31, 2021. There can be no assurances of continued demand for the Byrna® HD, and any change in the factors that impact demand and sales that are likely to materially and adversely affect our prospects.

Sale of our personal security devices and kits depends on the continued availability of our ammunition, some of which is dependent on sole source suppliers.

Our introductory product is purchased most often as a “kit” including the Byrna® HD launcher and samples of our various projectiles. Unavailability of projectiles could delay shipment of kits and materially and adversely affect our operations. Moreover, our “razor/razor blade model” which anticipates future orders of ammunition from the owners of our personal security devices could be materially impacted by the unavailability of projectiles. See Dependence on Sole Suppliers below.

Our business depends on maintaining and strengthening our brand and generating and maintaining demand for our products, and a reduction in such demand could harm our results of operations.

The Byrna name and brand image are integral to the growth of our business, as well as to the implementation of our strategies for expanding our business. Our success depends on the value and reputation of our brand, which, in turn, depends on factors such as the quality, design, performance, functionality, and durability of our products, the image of our e-commerce platform and retail presence, our communication activities, including advertising, social media, and public relations, and our management of the customer experience, including direct interfaces through customer service. Maintaining, promoting, and positioning our brand are important to expanding our customer base, and will depend largely on the success of our marketing and merchandising efforts and our ability to provide consistent, high quality customer experiences. We intend to make substantial investments in these areas in order to maintain and enhance our brand, however such investments may not be successful. Ineffective marketing, negative publicity, product diversion to unauthorized distribution channels, product or manufacturing defects, counterfeit products, unfair labor practices, failure to protect the intellectual property rights in our brand, and inability to provide satisfactory customer service experience as we rapidly expand our business, are some of the potential threats to the strength of our brand, and those and other factors could rapidly and severely diminish customer confidence in us. Furthermore, these factors could cause our customers to lose the personal connection they feel with the Byrna brand. We believe that maintaining and enhancing our brand image in our current markets and in new markets where we have limited brand recognition is important to expanding our customer base. If we are unable to maintain or enhance our brand in current or new markets, our growth strategy and results of operations could be harmed.

We are dependent on our relationships with key third-party suppliers for our business.

We rely on certain third-party suppliers for our business, including sole source suppliers. Sole source suppliers account for approximately 35-40% of the components in our Byrna® HD and 100% of the chemical irritant projectiles we sell as well as certain accessories. Moreover the supplier of our chemical irritant and inert rounds is in South Africa is in an area seriously impacted by the pandemic, and personnel at their factory, including key personnel, have been affected. Our future operating results depend upon our ability to obtain timely delivery of a sufficient amount and a reliable quality of all components on commercially reasonable terms. Failure of a supplier’s business or consolidation within the industry could further limit our ability to purchase key components at all (in the case of sole source suppliers) or in sufficient quantities and on commercially reasonable terms. Demands of competitors, including those with larger operations and stronger bargaining power or those or willing to pay a higher price or to accept lower standards, could also limit our ability to purchase key components in sufficient quantities on commercially reasonable terms. Failure of our suppliers to provide sufficient quantities of components on favorable terms, meet quality standards, or deliver components on a timely basis has occurred due to industry shortages of certain raw materials or for reasons related to the COVID-19 pandemic, and could occur in the future for similar or other reasons. Such failures could delay or stop our production, result in possible lost sales and seriously threaten our liquidity and revenues.

We are dependent on the quality of parts supplied by and quality controls of our third-party suppliers.

The Byrna® HD contains over 100 parts and we rely on third-party suppliers to deliver parts and materials that comply with our specifications. While we test 100% of our finished products, we do not test 100% of the components and materials they contain. We use randomized statistical inspection for components and materials and these protocols, while we believe them to be reliable, have inherent limitations and may miss parts that do not meet specifications. If those parts pass our completed launcher testing but subsequently cause failures of the products in which they are installed, we may need to undertake product recalls or implement protocols for improved performance or safety, which could negatively impact our reputation and business. Moreover, if any such part failure resulted in a physical injury, it could also subject us to the risks of potential product liability actions and, if our stock price were impacted, security class actions.

Higher costs or unavailability of components, freight, materials and accessories, including ammunition, could adversely affect our financial results.

Delays caused by industry allocations, material shortages (such as plastic or resins), or obsolescence have occurred as a result of the COVID-19 pandemic, may continue and could occur in the future (due to the COVID-19 pandemic or other reasons). Such delays may take weeks or months to resolve and may result in increased costs as well as production and product fulfillment delays. In addition, in some cases, parts obsolescence may require a product re-design to ensure quality replacement components. These delays could cause significant delays in manufacturing and loss of sales, leading to adverse effects significantly impacting our financial condition or results of operations and could injure our reputation.

Our freight and import costs and the timely delivery of our products could be adversely impacted by a number of factors which could reduce the profitability of our operations, including: higher fuel costs; potential port closures; theft in transit; permit or customs clearance issues; increased government regulation or changes for imports of foreign products into the United States; delays created by terrorist attacks or threats, public health issues and pandemics and epidemics, national disasters or work stoppages; and other matters. Any interruption of supply for any material components of our products could significantly delay the shipment of our products and have a material adverse effect on our revenues, profitability and financial condition. International or domestic geopolitical or other events, including the imposition of new or increased tariffs and/or quotas by the U.S. government on any of these raw materials or components, could adversely impact the supply and cost of these raw materials or components, and could adversely impact the profitability of our operations. Significantly, the COVID-19 pandemic has, and may continue to, adversely impact our costs and product delivery timing and the availability and favorable pricing of materials used in our products. In addition, due to rapidly increasing demand for our products, we have faced significant challenges, including production backlogs and resulting customer complaints. All of the forgoing could negatively impact our financial results.

If we are unable to successfully design and develop or acquire new products, our business may be harmed.

To maintain and increase sales we must continue to introduce new products and improve or enhance our existing products or new products. The success of our new and enhanced products depends on many factors, including anticipating consumer preferences, finding innovative solutions to consumer problems or acquiring new solutions through mergers and acquisitions, differentiating our products from those of our competitors, and maintaining the strength of our brand. The design and development of our products as well as acquisitions of other businesses are costly and we typically have several products in development at the same time. Problems in the design or quality of our products, or delays in product introduction, may harm our brand, business, financial condition, and results of operations.

Our business could be harmed if we are unable to accurately forecast demand for our products or our results of operations.

To ensure adequate inventory supply, we forecast inventory needs and often place orders with our manufacturers before we receive firm orders from our retail partners or customers. If we fail to accurately forecast demand, we may experience excess inventory levels or a shortage of product.

If we underestimate the demand for our products, we or our suppliers may not be able to scale to meet our demand, and this could result in delays in the shipment of our products and our failure to satisfy demand, as well as damage to our reputation and retail partner relationships. If we overestimate the demand for our products, we could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins. For example, driven by strong customer demand and a shortage of product in 2020, we experienced a product backlog. In addition, failures to accurately predict the level of demand for our products could cause a decline in sales and harm our results of operations and financial condition.

In addition, we may not be able to accurately forecast our results of operations and growth rate. Forecasts may be particularly challenging as we expand into new markets and geographies and develop and market new products for which we have no or limited historical data. Our historical sales, expense levels, and profitability may not be an appropriate basis for forecasting future results. Our lack of historical data related to new products makes it particularly difficult to make forecasts related to such products. The lead times and reliability of our suppliers has been inconsistent as a result of the COVID-19 pandemic, and may be affected by global events in the future. These effects are expected to last through the remainder of the pandemic. Pandemic related variances require a very quick pivot and adjustments to the supply chain, production and marketing. If we are unable to make these changes quickly or at all our inventory, production and sales may be materially affected.

Failure to accurately forecast our results of operations and growth rate could cause us to make poor operating decisions that we may not be able to correct in a timely manner. Consequently, actual results could be materially different than anticipated. Even if the markets in which we compete expand, we cannot assure you that our business will grow at similar rates, if at all. Forecasting has been particularly challenging during the COVID-19 pandemic.

We rely on a limited number of third parties for shipping, transportation, logistics, marketing and sales of our products and components. A loss of any of such third-party relationships would have a material adverse effect on our operating results.

We rely on third parties to ship, transport, and provide logistics for our products and components. Our dependence on a limited number of third parties for these services leaves us particularly vulnerable due to our need to secure these parties’ services on favorable terms. Loss of, or an adverse effect on, any of these relationships or failure of any of these third parties to perform as expected could have a material and adverse effect on our operations, sales, revenue, margins, liquidity, reputation and financial and operating results.

We are dependent on our relationships with third parties for assistance in the preparation of our financial statements, which allow us to meet our financial reporting obligations.

We utilize third-party consultants to assist management in the preparation of our financial statements. Our ability to meet our future financial reporting obligations will continue to depend in part on such services provided by these third parties. Changes in such third-party relationships, personnel, or capacity may impact our ability to timely file our financial statements, which could impact our ability to maintain our listings on the Nasdaq Capital Market and CSE. Failure to maintain such listings could materially adversely affect our ability to raise capital. We have encountered challenges meeting reporting timelines in the past, and we may experience additional challenges in the future.

Any future litigation could have a material adverse impact on our results of operations, financial condition and liquidity.

From time to time, we may be subject to litigation including product liability claims, intellectual property claims, employment-related claims, commercial disputes, regulatory and enforcement action and stockholder class and derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. In addition, our reputation could be adversely affected by negative publicity surrounding such events regardless of whether or not claims against us are successful. A successful claim brought against us in excess of available insurance or not covered by insurance or indemnification agreements, or any claim that results in significant adverse publicity against us, could have a material adverse effect on our business and our reputation. Furthermore, the litigation process can put material or excessive demands on the time of management and employees, interfering with performance of regular responsibilities and stressing or delaying business operations, and the outcome of litigation is inherently uncertain. We can provide no assurances that these matters will not have a material adverse effect on our business.

If we deliver products with defects, we may be subject to product recalls or negative publicity, our credibility may be harmed, market acceptance of our products may decline, and we may be exposed to liability.

We sell complex products including products that are new to the market and without a long performance history. These products may contain certain design and manufacturing defects including defects in materials and components that we purchase from third parties. There can be no assurance we will be able to detect and fix all defects in the products we sell. Accordingly, our products may experience quality and service problems from time to time that could result in decreased sales and operating margin and harm to our reputation.

We issued a product safety notice in February 2021 and, in connection therewith, took a reserve of $195,000 which we believe to have been adequate. If the safety update fails in the future, new issues arise, or a substantial number of consumers continue to seek an updated product, we could also experience damage to our reputation, business, operations (including production rate) and revenues. At May 31, 2021, approximately $133,000 of this reserve remains.

Seasonality may in the future cause our operating results to vary from quarter to quarter.

The seasonality of our sales is unknown and may cause our operating results to vary in the future. Seasonal variations in our operating results may reduce our cash on hand, increase our inventory levels, and extend our accounts receivable collection periods. This in turn may cause us to increase our debt levels and interest expense to fund our working capital requirements.

Our business relationships with third parties could cause us to expend significant resources and incur substantial business risk with no assurance of financial return.

We rely upon business relationships for the manufacturing and distribution of certain products. Our business depends upon our ability to manufacture and sell our products to our customers. We currently do not have the capabilities to manufacture some of our products and product components on our own and are required to enter into agreements with third parties of such services. Additionally, due to the introduction of the Byrna® HD in the fiscal year ended November 30, 2019, we only began recently to establish a sales team for our product and utilize third-party manufacturer’s representatives and a third-party e-commerce shopping platform to facilitate sales most sales of such product. We also rely upon third parties for materials and components, as well as shipping, certain marketing and sales-related services. There can be no assurance that such business relationships can be maintained, will be extended or renewed, or will achieve their goals. If we are unable to enter into business relationships for distribution and sales or if any of our current business relationships are terminated or fail to achieve their goals, our business, operating results and financial condition will be materially adversely affected.

To the extent that we internally develop a sales force, the cost of establishing and maintaining a sales force would be substantial and may exceed our cost effectiveness. The acquisition or development of a sales and distribution infrastructure could require substantial resources, which may divert the attention of our management and key personnel and defer our product development and deployment efforts. In addition, in marketing our products, we would likely compete with companies that currently have extensive and well-funded marketing and sales operations. Despite marketing and sales efforts, we may be unable to compete successfully against these companies. We may not be able to do so on favorable terms. We could rely on third parties to market and sell our products in certain territories, rather than establishing an internal sales force. When we contract with third parties, including entering into collaborations with partners, for the sale and marketing of our products, revenues depend upon the efforts of these third parties, which may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties for such purposes, our business, financial condition, results of operations and prospects will be materially adversely affected.

Our business depends on our ability to prevent or mitigate the effects of a cybersecurity attack.

Our information technology systems, including third-party run e-commerce and payment service systems, may be subject to cyber-attacks, security breaches or computer hacking including a ransomware attack encrypting corporate information technology equipment, a directed attack against us or a data breach or cyber incident happening to a third-party network and affecting us. Regardless of our efforts, there may still be a breach, and the costs to eliminate, mitigate or address the threats and vulnerabilities before or after a cyber-incident could be significant. Any such breaches or attacks could result in interruptions, delays or cessation of operations and loss of existing or potential suppliers or customers. In addition, breaches of our information technology systems or security measures (including those of our third-party partners) and the unauthorized dissemination of sensitive personal, proprietary or confidential information about our business, our business partners, customers or other third parties could expose us to significant potential liability and reputational harm, materially damage our customer and business partner relationships, and subject us to significant reputational, financial, legal, and operational consequences. Moreover, any such breach or attack could result in litigation against us by customers or other third parties whose data is compromised by any such attack. At this time, we do not carry insurance coverage against losses resulting from a breach of our information technology systems or those of our third-party partners.

Our business depends on our ability to prevent or mitigate the effects of commercial crime including theft by employees, forgery and electronic crime.

Our internal protocols and controls cannot prevent all instances of theft, forgery, electronic crime or other criminal activity by dishonest employees or external fraudsters. Our money, securities and other property may be vulnerable to theft, damage, and manipulation both on our premises and in transit through a variety of criminal acts including forgery of authorized signatures on business checks, fraudulent manipulation of our computer systems, those of our third-party partners (including e-commerce and payment service systems), or those of third-party financial institution. Such activities could include an employee or hacker transferring unauthorized funds to an outside account, fraudulent electronic funds transfer instructions sent to our bank, receipt of counterfeit currency, social engineering fraud, or mismanagement or theft by persons handling funds of our qualified employee benefit plan. While we have limited coverage against forgery and employee dishonesty under our general liability policy and persons handling funds for our qualified employee benefit plan will be bonded, we do not currently have a comprehensive commercial crime insurance policy to provide broad protection from financial losses related to business-related crime. Moreover, insofar as we have limited coverage in our general insurance policy, deductibles may apply separately to related losses, a single limit may apply to a series of related losses, such coverage is likely to be inadequate to cover a material theft of this nature, particularly if a series of acts occurs over time prior to being discovered, and such coverage may not cover or be inadequate to cover certain types of losses including such indirect or consequential losses as investigative expense coverage, business interruption, loss of potential income, and legal fees, fines and penalties.

Risks Related to Our Industry

The markets for security products and non-lethal defense technology are in a state of technological change which could have a material adverse impact on our business, financial condition and results of operations.

The markets for security products and non-lethal defense technology, in which our products and services are characterized, are associated with rapidly changing technology, which could result in product obsolescence or short product life cycles. Accordingly, our success is dependent upon our ability to anticipate technological and other changes and to successfully identify, obtain, develop and market new products that satisfy evolving customer requirements. There can be no assurance that we will successfully develop new products or enhance and improve our existing products or that any new products and enhanced and improved existing products will achieve market acceptance. Further, there can be no assurance that competitors will not market products that have perceived advantages over our products or which render the products currently sold by us obsolete or less marketable.

We must commit significant resources to developing new products before knowing whether our investments will result in products the market will accept. To remain competitive, we may be required to invest significantly greater resources than currently anticipated in research and development and product enhancement efforts.

The non-lethal defense technology industry and security products markets are highly competitive and our success depends upon our ability to effectively compete with numerous worldwide business.

We face competition from a number of businesses, including worldwide businesses, many of which have substantially greater financial resources, operating scale, and a broader range of product offerings than we do. In the law enforcement market, in particular, we face competitors who have long-term, established relationships with security professionals who subscribe to an integrated suite of their products, some of which offer features that our current products do not support, and who may have made substantial investments in their hardware, creating an entry barrier to introduction of our competing product. Such competition could adversely affect our ability to win new contracts and sales and renew existing contracts. We operate in a period of intense competition in some key markets, which could affect the profitability of the contracts and sales we do win. If we cannot successfully compete in our industry and business segments, our business, financial condition and results of operations could suffer.

Expansion of sales of our product to schools, law enforcement and other governmental or quasi-governmental entities may require expenditure of resources and lengthen our sale cycle.

Generally, entities such as schools, law enforcement and other governmental or quasi-governmental entities consider a wide range of issues before committing to purchase non-lethal defense products, including product benefits, training costs, the cost to use our products in addition to, or in place of, other products, budget constraints and product reliability, safety and efficacy. Such considerations may result in a sales cycle that is longer than and different from sales process related to dealers and consumers. Adverse publicity surrounding our products or the safety of such products also could lengthen our sales cycle with these customers. In addition, if we successfully expand sales of our products to these customers, we could encounter challenges related to funding of law enforcement and other governmental and quasi-governmental entities generally, the economic impact of the COVID-19 pandemic on the operating budgets of agencies, states and municipalities that fund such entities and the recent changes in public sentiment around police funding. We may incur substantial selling costs and expend significant effort in connection with the evaluation of our products by such potential customers before they place an order. If these potential customers do not ultimately purchase our products, we will have expended significant resources and received no revenue in return.

Epidemic and pandemic diseases (including the COVID-19 pandemic) could have a material adverse effect on our business, financial condition, results of operations, cash flows, and ability to comply with regulatory requirements.

Outbreaks of epidemic, pandemic, or contagious diseases, such as COVID-19, could cause disruptions in our business and the businesses of third parties who we depend upon for materials and manufacturing, marketing and other services. These disruptions could include disruptions in our ability to receive materials, manufacture our products, distribute our products, market our products, or obtain services. These disruptions have caused, and could cause further, closures of our facilities or the facilities of our suppliers, manufacturers and dealers, as well as cancellation of events that present significant marketing opportunities such as industry conventions, and trade shows. Any disruption of the businesses of our suppliers, manufacturers or dealers would likely impact our sales and operating results. In addition, a significant outbreak of epidemic, pandemic, or contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products. Any of these events could have a material adverse effect on our business, financial condition, results of operations, or cash flows. Additionally, such outbreaks could disrupt our ability to timely file periodic reports required by the Securities and Exchange Commission or the stock exchanges on which our common stock is listed, which may lead to the delisting or downgrading of our common stock on such stock exchanges.

In particular, the COVID-19 pandemic restrictions intended to prevent and mitigate its spread, challenges related to vaccination rollout and new variants of the virus have impacted, and may continue to (and the future outbreak of other highly infectious or contagious diseases likely would), significantly and negatively impact our business, for reasons including without limitation: the shut-down of production facilities and distribution facilities as a result of government restrictions, illness and special cleaning; slow-down in production and increased costs due to COVID-19-related health and safety protocols; limited availability of plastic and other components of our products which cause price pressures as well as impair our ability to meet production demand; and shipping challenges. Since March 2020, many of our employees worked remotely for an extended period of time and some continue to do so. Additional extended periods of remote work arrangements could strain our business continuity plans, introduce operational risk, including but not limited to cybersecurity risks, and impair our ability to manage our business. Remote work conditions, including challenges in coordinating with third parties and lack of access to certain records and documents, have caused administrative issues and contributed to our inability in some cases to timely file certain reports required by the SEC. Moreover, the COVID-19 pandemic has had and is expected to continue to have a significant negative impact on general economic conditions, which could adversely impact the sales of our products. All of the forgoing may adversely impact our financial results.

In addition to the impacts the COVID-19 pandemic has had and may continue to have on our operations and administrative functions and those of our third-party suppliers and manufacturers, the demands the pandemic is placing on government agencies, law enforcement and potentially military organizations may impact the ability of customers and potential customers to purchase our 40mm products, products of the Mission Less Lethal brand acquired from Kore Outdoor (U.S.), Inc., or future products directed at those sectors. Similarly, the overall economic downturn, loss of jobs, loss of savings, and loss of disposable income and liquidity on the part of consumers could adversely affect the market for our Byrna® HD and other consumer directed products we may introduce. Moreover, policies instituted to reduce the transmission of COVID-19 may impact or interrupt components and products moving through our supply chain. If facilities close or produce low volume due to the COVID-19 pandemic, we may have difficulty sourcing products to sell in the future and may incur additional costs and lost revenue. Any of these events could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Our revenues and profits depend on the level of customer spending for our products, which is sensitive to general economic conditions and other factors.

Our products are discretionary items for customers. Therefore, the success of our business depends significantly on economic factors and trends in consumer spending. There are a number of factors that influence consumer spending, including actual and perceived economic conditions, consumer confidence, disposable consumer income, consumer credit availability, unemployment, and tax rates in the markets where we sell our products. Consumers also have discretion as to where to spend their disposable income and may choose to purchase other items or services if we do not continue to provide high-quality products at appropriate price points. As global economic conditions continue to be volatile and economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to declines. Any of these factors could harm discretionary consumer spending, resulting in a reduction in demand for our products, decreased prices for our products, and harm to our business and results of operations.

Our performance is influenced by a variety of economic, social, and political factors.

Our performance is influenced by a variety of economic, social, and political factors. General economic conditions and consumer spending patterns can negatively impact our operating results. Economic uncertainty, unfavorable employment levels, declines in consumer confidence, increases in consumer debt levels, increased commodity prices, and other economic factors may affect consumer spending on discretionary items and adversely affect the demand for our products.

In times of economic uncertainty, consumers tend to defer expenditures for discretionary items, which could negatively affect demand for our products. Any substantial deterioration in general economic conditions that diminish consumer confidence or discretionary income could reduce our sales and adversely affect our operating results.

Political and social factors can affect our performance. Concerns about elections, as well as firearm-related incidents and social reaction thereto, and legislature and policy shifts resulting from those elections can affect the demand for our products. In addition, speculation about control of firearms, firearm products, and ammunition at the federal, state, and local level and heightened fears of terrorism and crime can affect consumer demand for our products. Often, such concerns result in an increase in near-term consumer demand and subsequent softening of demand when such concerns subside. Inventory levels in excess of customer demand may negatively impact operating results and cash flow.

Federal and state legislatures frequently consider legislation relating to the regulation of CO2 fired launchers. If such legislation develops, we could find it difficult, expensive, or even impossible to comply with them, impeding new product development and distribution of existing products. Conversely, new legislation could increase the demand for non-lethal weapons like the Byrna® HD beyond our current forecasts and strain or exceed production capability, which could harm our reputation and adversely impact our business.

Risks Related to Regulation

We are subject to extensive regulation and could incur fines, penalties and other costs and liabilities under such requirements.

We are subject to numerous federal, state and local environmental, health and safety legislation and other applicable regulations, laws, and measures relating to the manufacture and sale of our products. There can be no assurance that we will not experience difficulties with our efforts to comply with applicable regulations as they change in the future or that our continued compliance efforts (or failure to comply with applicable requirements) will not have a material adverse effect on our results of operations, business, prospects and financial condition. Our continued compliance with present and changing future laws could restrict our ability to sell our products and expand our operations.

Changes in government policies and legislation could adversely affect our financial results.

The manufacture, sale, purchase, possession and use of weapons (including CO2 powered launchers and chemical irritant devices), ammunitions, firearms, and explosives are subject to federal, state, local, and foreign laws. If such regulation becomes more expansive in the future, it could have a material adverse effect on our business, operating results, financial condition, and cash flows. The Byrna® HD is a relatively new product that may be subject to certain law and regulations, including those related to CO2 powered launchers, “pepper spray” or “tear gas” devices, and future legislation or regulation. New legislation, regulations, or changes to or new interpretations of existing regulation could impact our ability to manufacture or sell the Byrna® HD and our projectiles, or limit their market, which could impact our cost of sales and demand for Byrna products. Similarly changes in laws related to the domestic or international use of chemical irritants by civilians or law enforcement could impact both our cost of sales and the size of the reachable market.

We may be subject, both directly and indirectly, to the adverse impact of existing and potential future government regulation of our products, technology, operations and markets. For example, the development, production, (re-)exportation, importation, and transfer of our products and technology is subject to U.S. and foreign export control, sanctions, customs, import and anti-boycott laws and regulations, including the Export Administration Regulations (the “EAR”) (collectively, “Trade Control Laws”). If one or more of our products or technology, or the parts and components we buy from others, is or becomes subject to the International Traffic in Arms Regulations (the “ITAR”) or national security controls or other controls under the EAR, this could significantly impact our operations, for example by severely limiting our ability to sell, (re-)export, or otherwise transfer our products and technology, or to release controlled technology to foreign person employees or others in the United States or abroad. We may not be able to obtain licenses and other authorizations required under the applicable Trade Control Laws. The failure to satisfy the requirements under the Trade Control Laws, including the failure or inability to obtain necessary licenses or qualify for license exceptions, could delay or prevent the development, production, (re-)export, import, and/or in-country transfer of our products and technology, which could adversely affect our revenues and profitability.

Failure by us, our employees, or others working on our behalf to comply with the applicable Trade Control Laws could result in administrative, civil, or criminal liabilities, including fines, suspension, debarment from bidding for or performing government contracts, or suspension of our export privileges, which could have a material adverse effect on us. We transact with suppliers and others who are exposed to similar risks. Violations of the Trade Control Laws or other applicable laws and regulations could materially adversely affect our products, technology, brand, growth efforts, employees, and business.

Health and safety risks could expose us to potential liability and adversely affect our operating results and financial condition.

Health and safety issues related to our products may arise that could lead to litigation or other action against us, to regulation of certain of its product components, or to negative publicity. We may be required to modify our technology and may not be able to do so. We may also be required to pay damages that may adversely affect our financial condition. Even if these concerns prove to be baseless, the resulting negative publicity could affect our ability to market certain of our products and, in turn, could harm our business and results from operations.

We are exposed to operating hazards and uninsured risks that could adversely impact our operating results and financial condition.

Our business is subject to a number of risks and hazards including loss of parts or finished goods in inventory or shipment, labor disputes and changes in the regulatory environment. Such occurrences could delay or halt production or sale of goods, result in damage to equipment, personal injury or death, monetary losses and possible legal liability. Although we currently maintain freight and inventory insurance and general liability insurance in amounts which we consider adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or we may elect in the future not to insure against such liabilities due to high premium costs or other reasons, in which event we could incur significant costs that could have a materially adverse effect upon our financial position.

Tariffs, sanctions, restrictions on imports or other trade barriers between the United States and various countries, most significantly China, may impact our revenue and results of operations.

Political changes and trends such as populism, protectionism, economic nationalism and sentiment toward internationally operating companies, and resulting tariffs, export controls, trade sanctions, sanctions blocking statutes, or other trade barriers, or changes to tax or other laws and policies, have been and may continue to be disruptive and costly to our business, and these can interfere with our expanding international sales, supply chain, production costs, customer relationships, and competitive position. For example, general trade tensions between the United States and China began escalating in 2018, with multiple rounds of U.S. tariffs on Chinese-made goods taking effect. These tariffs currently affect some of the components of our products we import from China, and we may be required to raise our prices on those products due to the tariffs or share the cost of such tariffs with our customers, which could harm our operating performance. We work closely with third parties who monitor, evaluate and keep us informed about the potential impact of the effective and proposed tariffs as well as other recent changes in foreign trade policy on our supply chain, costs, sales and profitability and seek to implement strategies to mitigate such impact, including reviewing sourcing options and working with our vendors and merchants to seek to minimize product coming from China both in existing and new product development and select suppliers in low cost regions where tariff issues are less challenging. Notwithstanding these efforts, it is possible that further tariffs may be imposed on our other imports, or that our business will be impacted by retaliatory trade measures taken by China or other countries in response to existing or future tariffs, causing us to raise prices or make changes to our operations, any of which could materially harm our revenue or operating results. Further escalation of specific trade tensions, such as those between the United States and China, or in global trade conflict more broadly could be harmful to global economic growth, and related decreases in confidence or investment activity in the global markets would adversely affect our business performance. We do business in emerging market jurisdictions, such as South Africa, where economic, political and legal risks are heightened.

Data privacy and security laws and regulations in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions and other penalties.

Our business is subject to a number of federal, state, local and foreign laws and regulations governing data privacy and security, including with respect to the collection, storage, use, transmission and protection of personal information.

In addition, a number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of sensitive personal information, such as social security numbers, financial information and other personal information. For example, all 50 states now have data breach laws that require timely notification to individual victims, and at times regulators, if a company has experienced the unauthorized access or acquisition of sensitive personal data. State law developments, which may impose substantial penalties for violations, could impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business. We do not currently have insurance to cover us in the event of a data breach.

The interpretation and enforcement of these laws and regulations are uncertain and subject to change, and it may require substantial costs to assess, monitor and implement compliance with any additional requirements. Failure to comply with applicable law, including international data protection laws and regulations could result in government enforcement actions (which could include substantial civil or criminal penalties), private litigation or adverse publicity and could negatively affect our operating results and business.

Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation, and export controls and trade sanctions, could result in fines or criminal penalties if we expand our business abroad.

We, our business partners, and the industries in which we operate are subject to continuing scrutiny by regulators, other governmental authorities and private sector entities or individuals in the United States, South Africa, the European Union, China, and other jurisdictions, which may lead to enforcement actions, adverse changes to our business practices, fines and penalties, or the assertion of private litigation claims and damages that could be material. For example, the expansion of our business internationally exposes us to export controls, trade sanctions import and export clearance requirements, customs, tariffs, anti-corruption legislation, anti-boycott requirements and other obligations and restrictions imposed by the United States and other governments. The U.S. Departments of Justice, Commerce, Treasury, State, U.S. Customs and Border Protection, and other U.S. and foreign agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against companies for violations of export controls, trade sanctions, import and export clearance requirements, customs regulations, anti-corruption legislation, including the Foreign Corrupt Practices Act, anti-boycott requirements and other federal statutes, sanctions and regulations and, increasingly, similar or more restrictive foreign laws, rules and regulations, which may also apply to us. By virtue of these laws and regulations, and under laws and regulations in other jurisdictions, we may be obliged to limit our business activities, we may incur costs for becoming and staying compliant, and we may be subject to enforcement actions or penalties for noncompliance, including fines, suspension, debarment from bidding for or performing government contracts, or suspension of our export privileges, which could materially adversely affect our business, operations, products, technology, brand, growth efforts, employees, and business partners. In recent years, U.S. and foreign governments have increased their oversight and enforcement activities with respect to these laws and we expect the relevant agencies to continue to increase these activities. A violation of these laws, sanctions or regulations could result in restrictions on our exports, civil and criminal fines or penalties and could adversely impact our business, operating results, and financial condition. There can be no assurance that the risk management and compliance programs we adopt will mitigate legal and compliance risks.

If our independent suppliers and manufacturing partners do not comply with ethical business practices or with applicable laws and regulations, our reputation, business, and results of operations would be harmed.

Our reputation and our customers’ willingness to purchase our products depend in part on our suppliers’, manufacturers’, and retail partners’ compliance with ethical employment practices, such as with respect to child labor, wages and benefits, forced labor, discrimination, safe and healthy working conditions, and with all legal and regulatory requirements relating to the conduct of their businesses. We do not exercise control over our suppliers, manufacturers, and retail partners and cannot guarantee their compliance with ethical and lawful business practices. If our suppliers, manufacturers, or retail partners fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices, or other obligations, norms, or ethical standards, our reputation and brand image could be harmed and we could be exposed to litigation and additional costs that would harm our business, reputation, and results of operations.

Risks Related to our Intellectual Property

If we are unable to protect our intellectual property, we may lose a competitive advantage or incur substantial litigation costs to protect our rights.

Our future success depends upon our proprietary technology. Our protective measures, including patent and trade secret protection and nondisclosure agreements, may prove inadequate to protect our proprietary rights. The right to stop others from misusing our trademarks, service marks, patents, designs and copyright in commerce depends to some extent on our ability to show evidence of enforcement of our rights against such misuse in commerce. Our efforts to stop improper use, if insufficient, may lead to loss of trademark and service mark rights, brand loyalty, and notoriety among our customers and prospective customers. The scope of any patent that we have or may obtain may not prevent others from developing and selling competing products. The validity and breadth of claims covered in technology patents involve complex legal and factual questions, and the resolution of such claims may be highly uncertain, and expensive. In addition, our patents may be held invalid upon challenge, or others may claim rights in or ownership of our patents.

We may be subject to intellectual property infringement claims, which could cause us to incur litigation costs and divert management attention from our business.

While we believe that our products and intellectual property do not infringe upon the proprietary rights of third parties, and undertake efforts to design around existing third-party patents or designs that we are aware of, a substantial portion of our commercial success depends upon us not infringing the intellectual property rights of others. We may become subject to claims by third parties that our technology infringes their intellectual property rights. Although all reasonable efforts are made to avoid third-party patents, there is no assurance that were a lawsuit to be brought by a third party, we would prevail. We may also become subject to these claims through indemnities that we provide to manufacturers’ representatives, distributors, dealers, retail partners, and certain service providers and consultants.

Any intellectual property infringement claims against us, with or without merit, could be costly and time-consuming to defend and divert our management’s attention from our business. If our products were found to infringe a third party’s proprietary rights, we could be required to enter into costly royalty or licensing agreements to be able to sell our products, and any allegation of infringement could cause certain reputational damage for us and the Byrna brand. Royalty and licensing agreements, if required, may not be available on terms acceptable to us or at all.

Risks Related to our Securities

Our trading market is limited, and the trading market for our common stock may not develop or be sustained.

Our common stock is listed in the United States on the Nasdaq Capital Market (since May 5, 2021, prior to which date our common stock was listed for quotation on the OTCQB marketplace operated by OTC Markets Group Inc.) and in Canada on the CSE; trading has been limited, a substantial amount of our outstanding shares of common stock were issued in private placement and subject to resale restrictions under federal securities laws, and we cannot predict the trading volume in our common stock. In the absence of an active trading market:

•investors may have difficulty buying and selling or obtaining market quotations;

•market visibility for shares of our common stock may be limited; and

•a lack of visibility for shares of our common stock may have a depressive effect on the market price for shares of our common stock.

A limited trading market could impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. A limited trading market may also reduce the fair market value of your shares and may also impair our ability to raise capital to continue to fund operations by selling shares.

We may not maintain qualification for listing on Nasdaq, which may impair your ability to sell your shares.

Our common stock is currently listed on the Nasdaq Capital Market and in Canada on the CSE. The Nasdaq Capital Market requires listed companies to meet certain listing criteria including total number of stockholders, Board of Directors independence, minimum stock price, total value of public float, and in some cases total stockholders’ equity and market capitalization requirements. If for any reason our common stock does not maintain eligibility for listing on the Nasdaq Capital Market, we may list our common stock elsewhere, such as one of the OTC markets, which are generally considered less liquid and more volatile than a national securities exchange, and could mean that certain institutional investors could no longer hold or purchase our stock, and as a result, a purchaser of our common stock may find it more difficult to dispose of, or to obtain accurate quotations as to the price of their shares. This would materially and adversely affect the liquidity of our common stock.

The market price of our common stock may be volatile, which could result in substantial losses for purchasers.

The market price for our common stock may be volatile in response to factors including the following:

•actual or anticipated fluctuations in our quarterly or annual operating results;

•changes in our financial or operational estimates or projections;

•conditions in markets generally;

•changes in the economic performance or market valuations of companies similar to ours; and

•general economic or political conditions in the United States or elsewhere.

In addition, if we are unable to successfully meet investor expectations, even if by only a small margin, there could be significant impact on the market price of our common stock.

In some cases, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our business operations and reputation.

Our common stock is listed on two separate stock markets, and investors seeking to take advantage of price differences between such markets may create unexpected volatility in our stock price; in addition, investors may not be able to move stocks for trading between such markets.

Our common stock is listed on both the Nasdaq Capital Market and the CSE. Price levels for our ordinary shares could fluctuate significantly on either market, independent of our share price on the other market. Investors could seek to sell or buy our shares to take advantage of any price differences between the two markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility on either exchange with respect to both our share price and the volume of shares available for trading.

Exercise of options or warrants or vesting of restricted stock units may have a dilutive effect on your percentage ownership and may result in a dilution of your voting power and an increase in the number of shares of common stock eligible for future resale in the public market, which may negatively impact the trading price of our shares of common stock.

The exercise of some or all of our outstanding options and warrants, and the vesting of restricted stock units, could result in significant dilution in the percentage ownership interest of our existing stockholders and in a significant dilution of voting rights and earnings per share.

As of May 31, 2021, we had outstanding (i) warrants to purchase up to 99,055 shares of our common stock at a weighted exercise price of approximately $1.91 per share, (ii) options for the issuance of up to 642,050 shares of our common stock upon exercise at a weighted average exercise price of $3.00 under our 2020 Equity Incentive Plan, and (iii) 1,747,993 restricted stock units.

A failure of our control systems to prevent error or fraud may materially harm our company.

Proper systems of internal controls over financial accounting and disclosure are critical to the operation of a public company. Given the size of our company and the limited number of fulltime employees that we have employed, there may continue to be certain limitations on the effectiveness of our internal controls. Moreover, we do not expect that disclosure controls or internal control over financial reporting will prevent all errors and all fraud, if any. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Failure of our control systems to prevent error or fraud could materially and adversely impact us.

Our directors, executive officers, and significant stockholders may be able to influence us.

Our directors, executive officers, and other holders of more than 5% of our common stock, together with their affiliates, currently own, in the aggregate, 34.6% of our outstanding common stock. As a result, these stockholders, acting together, may have the ability to influence the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, these stockholders, acting together, may be able to influence the management and affairs of our company. Accordingly, this concentration of ownership might decrease the market price of our common stock by:

•delaying, deferring, or preventing a change in control of the company;

•impeding a merger, consolidation, takeover, or other business combination involving us; or

•discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the company.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. We may be slow to attract research coverage and the analysts who publish information about our common stock could have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease to regularly cover us or fail to publish reports, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Substantial future sales, or the perception or anticipation of future sales, of shares of our common stock could cause our stock price to decline.

Our stock price could decline as a result of substantial sales of our common stock, or the perception or anticipation that such sales could occur, particularly sales by our directors, executive officers, and significant stockholders, a large number of shares of our common stock becoming available for sale, or the perception in the market that holders of a large number of shares intend to sell their shares.

In connection with this offering, subject to certain exceptions, our executive officers and directors, and certain shareholders, are expected to enter into lock-up agreements that restrict their ability to sell or transfer shares of our capital stock for 180 days following the offering. The representatives may, in their sole discretion, permit our shareholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

We may in the future register shares of common stock that we have issued or may issue under our equity compensation plans and shares of common stock that have been issued upon the conversion of certain convertible securities. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable securities laws, applicable vesting requirements, and the lock-up agreements described above to the extent such shares are held by our executive officers and directors.

Our charter documents and Delaware law could make it more difficult for a third party to acquire us and discourage a takeover.

Our Certificate of Incorporation, as amended, Bylaws, as amended, and Delaware law contain certain provisions that may have the effect of deterring or discouraging, among other things, a non-negotiated tender or exchange offer for shares of common stock, a proxy contest for control of our company, the assumption of control of our company by a holder of a large block of common stock, and the removal of the management of our company. Such provisions also may have the effect of deterring or discouraging a transaction which might otherwise be beneficial to stockholders. Our Certificate of Incorporation, as amended, also may authorize our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on certain business combination transactions with “interested stockholders.” Our Certificate of Incorporation, as amended, authorizes our Board of Directors to fill vacancies or newly created directorships. A majority of the directors then in office may elect a successor to fill any vacancies or newly created directorships. Such provisions cold limit the price that investors might be willing to pay in the future for shares of our common stock and impede the ability of the stockholders to replace management.

The elimination of monetary liability against our directors, officers, and employees under Delaware law and the existence of indemnification rights to our directors, officers, and employees may result in substantial expenditures by us and may discourage lawsuits against our directors, officers, and employees. We also expect to enter into contractual indemnification obligations under employment agreements with our executive officers. The foregoing indemnification obligations could result in our incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage us from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our stockholders against our directors and officers even though such actions, if successful, might otherwise benefit our company and our stockholders.

Our Bylaws, as amended, provide exclusive forum provisions applicable to substantially all disputes between us and our stockholders as well as claims brought under the Securities Act of 1933, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Bylaws, as amended, provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company; (b) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the Company to the Company or the Company’s stockholders; (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation, or Bylaws; or (d) any action asserting a claim governed by the internal affairs doctrine.

In addition, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint against us asserting a cause of action arising under the Securities Act of 1933, as amended. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our Certificate of Incorporation, as amended, to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions or multiple jurisdictions, which could result in expensive and protracted litigation with potentially conflicting outcomes that could exhaust our insurance coverage leaving us exposed to substantial legal expenses and judgments, or otherwise harm our business, results of operations, and financial condition.

We do not intend to pay dividends on our common stock for the foreseeable future.

We currently intend to retain any future earnings and do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our Board of Directors may deem relevant. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

The ongoing requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Nasdaq Capital Market listing standards and other applicable securities laws, rules, and regulations. Our recent required compliance with these laws, rules, and regulations since our listing on Nasdaq on May 5, 2021 increased our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and our internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures, and our internal control over financial reporting to meet this standard, significant resources and management oversight may be required. Further, we are subject to the CSE listing standards and applicable law, rules and regulations in Canada, all of which makes some activities even more difficult, time-consuming, or costly, and increase demand on our systems and resources. As a result, management’s attention may be diverted from other business concerns and our costs and expenses will increase, which could harm our business and results of operations. Although we have already hired additional employees to comply with these requirements, we will need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from sales-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal, administrative, or other proceedings against us and our business may be harmed.

As a result of disclosure of information in filings required of us as a public company, our business and financial condition will become more visible, which could be advantageous to, or harm our relationships with, our competitors, suppliers, manufacturers, retail partners, and customers. These disclosures may also make it more likely that we will experience an increase in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be harmed, and even if the claims are resolved in our favor the time and resources necessary to resolve them could divert the resources of our management and harm our business and results of operations.

Risks Related to this Public Offering

Investors may not be able to resell their shares at or above the public offering price in this offering.

We listed our common stock on the Nasdaq Capital Market on May 5, 2021, prior to which date our common stock was traded on the OTCQB. Our stock is also traded on the CSE. The price for our common stock in this offering will be determined through negotiations between the underwriters and us, and may vary substantially from the market price of our common stock following this offering. Stockholders may be unable to sell shares at or above the public offering price or the price at which their shares were purchased.

Our stock price may be volatile or may decline, including due to factors beyond our control, resulting in substantial losses for stockholders.

The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•actual or anticipated fluctuations in our results of operations;

•the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

•failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•ratings changes by any securities analysts who follow our company;

•sales or potential sales of shares by our stockholders, or the filing of a registration statement for these sales;

•adverse market reaction to any indebtedness we may incur or equity we may issue in the future;

•announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•publication of adverse research reports about us, our industry, or individual companies within our industry;

•publicity related to problems in our manufacturing or the real or perceived quality of our products, as well as the failure to timely launch new products that gain market acceptance;

•changes in operating performance and stock market valuations of companies in our industry;

•price and volume fluctuations in the overall stock market, including as a result of trends in the U.S. or global economy;

•any major change in our Board of Directors or management;

•lawsuits threatened or filed against us or negative results of any lawsuits;

•security breaches or cyberattacks;

•legislation or regulation of our business;

•loss of key personnel;

•new products introduced by us or our competitors;

•developments with respect to our trademarks, patents, or proprietary rights;

•general market conditions; and

•other events or factors, including those resulting from war, incidents of terrorism, pandemics, or responses to these events, which could be unrelated to us or outside of our control.

In addition, stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in our industry. In the past, stockholders of other public companies have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and harm our business, results of operations, financial condition, reputation, and cash flows. As a result, you may be unable to resell your shares of common stock at or above the price at which you purchased your shares.

We may invest or spend the proceeds of this offering in ways with which stockholders may not agree or in ways which may not yield a return.

We have not yet determined the net proceeds from the sale of shares of our common stock in this offering, or if the offering will occur. We expect to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds from this offering for acquisitions or strategic investments in complementary businesses or technologies. We do not currently have any plans for any such acquisitions or investments. We have not allocated specific amounts of net proceeds for any of these purposes. Our management will have considerable discretion in the application of the net proceeds, and stockholders will not have the opportunity, as part of your investment decision, to assess whether the proceeds will be used appropriately or to influence our decisions regarding the use of proceeds. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, if any, their ultimate use may vary substantially from the intended uses. The net proceeds may be used for purposes that do not result in an increase in the value of our business, which could cause our stock price to decline.

Purchasers in this offering will experience immediate and substantial dilution.

The public offering price per share will be substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate dilution. In addition, we previously have issued options and warrants to acquire common stock at prices significantly below the public offering price. To the extent outstanding options and warrants are ultimately exercised, there will be further dilution to investors in this offering. In addition, if we issue additional equity securities in other offerings, our stockholders will experience additional dilution.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $48.6 million (or $56.0 million if the underwriters exercise their option), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds from this offering for acquisitions or strategic investments in complementary businesses or technologies. We do not currently have any plans for any such acquisitions or investments. We have not allocated specific amounts of net proceeds for any of these purposes.

DIVIDEND POLICY

We intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our Board of Directors may deem relevant.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the offering price per share and the pro forma net tangible book value per share after this offering. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the consummation of this offering.

Our historical net tangible book value as of May 31, 2021 was $8.7 million, or $0.42 per share.

After giving effect to the sale by us of the 2,500,000 shares of our common stock that we are selling in this offering at the public offering price of $21.00 per share, less underwriting discounts and commissions and estimated offering expenses payable by us and after giving effect to the use of proceeds described in this prospectus, our pro forma net tangible book value as of May 31, 2021 would have been approximately $57.3 million, or approximately $2.47 per share.

This represents an immediate increase in net tangible book value of $2.05 per share to existing stockholders and an immediate dilution in net tangible book value of $18.69 per share to new investors of common stock in this offering. The following table illustrates this per share dilution:

Public offering price per share	$21.00
Historical net tangible book value per share as of May 31, 2021, before giving effect to this offering	$0.42
Increase in pro forma net tangible book value per share attributable to new investors in this offering	$ 2.05
Pro forma as adjusted net tangible book value per share immediately after this offering	$2.47
Dilution per share to new investors in this offering	$18.69

If the underwriters exercise their option to purchase additional shares of our common stock in full, our as adjusted net tangible book value will be $64.7 million, or $2.74 per share, and the dilution per share of common stock to new investors will be $18.43 per share. The discussion and tables above are based on 20,693,521 shares of our common stock outstanding as of May 31, 2021, and excludes:

•warrants to purchase up to 99,055 shares of our common stock at a weighted exercise price of approximately $1.91 per share;

•642,050 shares of our common stock issuable upon the exercise of outstanding but unexercised options to purchase shares of our common stock as of May 31, 2021, under the Byrna Technologies, Inc. 2020 Equity Incentive Plan (the “2020 Plan”), with a weighted average exercise price of $3.00 per share;

•1,747,993 shares of our common stock issuable upon the settlement of restricted stock units outstanding as of May 31, 2021 under the 2020 Plan; and

•109,957 shares of our common stock reserved for future issuance under the 2020 Plan.

Except as otherwise indicated, all information in this prospectus assumes or reflects:

•no exercise of the underwriters’ option to purchase additional shares;

•no exercise or settlement of outstanding stock options; and

•the Reverse Stock Split.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables provide our summary consolidated financial data and should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the fiscal years ended November 30, 2020 and 2019 from our audited consolidated financial statements appearing elsewhere in this prospectus. The summary condensed statements of operations data for the six months ended May 31, 2020 and 2021, and the consolidated balance sheet data as of May 31, 2021 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and the results for any interim period are not necessarily indicative of the results that may be expected in any full year.

Consolidated Statements of Operations Data:	Years Ended November 30,		Six Months Ended May 31,
(in thousands)	2019	2020	2020	2021
Net revenue	$924	$16,566	$1,339	$22,294
Cost of goods sold	775	9,058	857	9,991
Gross profit	149	7,508	482	12,303
Operating expenses	3,438	11,818	2,959	10,691
INCOME (LOSS) FROM OPERATIONS	(3,289)	(4,310)	(2,477)	1,612
OTHER INCOME (EXPENSE)
Foreign currency transaction gain (loss)	(12)	(91)	(9)	192
Accretion of debt discounts	(1,121)	(755)	(755)	—
Interest expense	(414)	(233)	(233)	(37)
Loss on extinguishment of debt	—	(6,027)	(6,027)	—
Warrant inducement expense	—	(845)	(845)	—
Forgiveness of Paycheck Protection Program loan	—	—	—	190
Other financing costs	—	—	—	(9)
Change in fair value of derivative liabilities	426	—	—	—
INCOME (LOSS) BEFORE INCOME TAXES	(4,410)	(12,261)	(10,346)	1,948
Income tax provision	—	293	—	183
NET INCOME (LOSS)	(4,410)	(12,554)	(10,346)	1,765

Foreign exchange translation gain for the year	(4)	67	96	178
COMPREHENSIVE INCOME (LOSS)	$(4,414)	$(12,487)	$(10,250)	$1,943
NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	$(4,410)	$(12,554)	$(10,346)	$722

Net income (loss) per share – basic	$(0.43)	$(0.99)	$(0.91)	$0.04
Net income (loss) per share – diluted	$(0.43)	$(0.99)	$(0.91)	$0.04
Weighted-average number of common shares outstanding during the period – basic	10,354,383	12,678,747	11,271,719	16,359,496
Weighted-average number of common shares outstanding during the period – diluted	10,354,383	12,678,747	11,271,719	17,604,131

Consolidated Statements of Operations Data:	Years Ended November 30,		Six Months Ended May 31,
(in thousands)	2019	2020	2020	2021
Non-GAAP Figures:
Adjusted EBITDA(1)	$(3,033)	$(2,840)	$(1,664)	$3,745
Non-GAAP net income (loss)(1)	$(3,501)	$(3,608)	$(1,975)	$3,308
Preferred stock dividend	$—	$—	$—	$(1,043)
Non-GAAP net income (loss) available to common shareholders	$(3,501)	$(3,608)	$(1,975)	$2,265
Non-GAAP net income (loss) per share – basic(1)	$(0.34)	$(0.28)	$(0.18)	$0.14
Non-GAAP net income (loss) per share – diluted(1)	$(0.34)	$(0.28)	$(0.18)	$0.13
Weighted-average number of common shares outstanding during the period – basic(1)	10,354,383	12,678,747	11,271,719	16,359,496
Weighted-average number of common shares outstanding during the period – diluted(1)	10,354,383	12,678,747	11,271,719	17,604,131

(1)Adjusted EBITDA, Non-GAAP net income (loss), and Non-GAAP net income (loss) per share are non-GAAP financial measures. These non-GAAP financial measures do not replace the presentation of our GAAP financial results and should only be used as a supplement to, not as a substitute for, our financial results presented in accordance with GAAP. Please refer to “Selected Consolidated Financial and Other Data – Non-GAAP financial measures” for a description of the use of such measure and reconciliations to comparable GAAP financial measures.

Consolidated Balance Sheets Data:	As of November 30,		As of May 31,
(in thousands)	2019	2020	2020	2021
Cash	$1,081	$3,175	$2,718	$4,391
Restricted cash	92	6,481	92	954
Working capital	(818)	4,742	(3,348)	6,450
Total assets	3,566	21,216	7,662	22,033
Total debt	4,634	190	326	1,500
Total shareholders’ equity (deficit)	(1,984)	8,409	5,778	13,150

The consolidated balance sheet data as of May 31, 2021 are presented below:

•on an actual basis; and

•on an as adjusted basis to give effect the sale by us of  2,500,000 shares offered by us in this prospectus, after deducting the estimated underwriting discounts and other offering expenses.

	As of May 31, 2021
Consolidated Balance Sheet Data: (in thousands)	Actual	As adjusted
Cash	$4,391	$52,991
Restricted cash	954	954
Working capital	6,450	6,450
Total assets	22,033	70,633
Total debt	1,500	1,500
Total shareholders’ deficit	$13,150	61,750

Non-GAAP financial measures

In addition to providing financial measurements based on generally accepted accounting principles in the United States (GAAP), we provide the following additional financial metrics that are not prepared in accordance with GAAP (non-GAAP): adjusted EBITDA, non-GAAP net income (loss), and non-GAAP net income (loss) per share (basic and diluted). Management uses these non-GAAP financial measures, in addition to GAAP financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes and to evaluate our financial performance. We believe that these non-GAAP financial measures help us to identify underlying trends in our business that could otherwise be masked by the effect of certain expenses that we exclude in the calculations of the non-GAAP financial measures.

Accordingly, we believe that these non-GAAP financial measures reflect our ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business and provides useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects.

These non-GAAP financial measures do not replace the presentation of our GAAP financial results and should only be used as a supplement to, not as a substitute for, our financial results presented in accordance with GAAP. There are limitations in the use of non-GAAP measures, because they do not include all the expenses that must be included under GAAP and because they involve the exercise of judgment concerning exclusions of items from the comparable non-GAAP financial measure. In addition, other companies may use other non-GAAP measures to evaluate their performance, or may calculate non-GAAP measures differently, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

Adjusted EBITDA. Adjusted EBITDA is defined as comprehensive income (loss) as reported in our consolidated statements of income excluding the impact of (i) interest expense; (ii) income tax provision; (iii) depreciation and amortization; (iv) stock-based compensation expense; (v) accretion of debt discounts; (vi) other income – forgiveness of Paycheck Protection Program loan; (vii) other financing costs; (viii) loss on extinguishment of debt; (ix) warrant inducement expense; and (x) change in fair value of derivative liabilities. Our Adjusted EBITDA measure eliminates potential differences in performance caused by variations in capital structures (affecting finance costs), tax positions, the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortization expense). We also exclude certain one-time and non-cash costs.

Non-GAAP net income (loss) and non-GAAP net income (loss) per share. Non-GAAP net income (loss) is defined as comprehensive income (loss) as reported in our consolidated statements of income excluding the impact of (i) stock-based compensation expense; (ii) accretion of debt discounts; (iii) other income – forgiveness of Paycheck Protection Program loan; (iv) loss on extinguishment of debt; (v) warrant inducement expense; and (vi) change in fair value of derivative liabilities. Our non-GAAP net income (loss) measure eliminates potential differences in performance caused by certain non-cash and one-time costs. We also provide non-GAAP net income (loss) per share by dividing non-GAAP net income (loss) by the average basic or diluted shares outstanding for the period.

The following table reconciles Adjusted EBITDA to GAAP comprehensive loss, the most directly comparable financial measure, calculated and presented in accordance with GAAP (in thousands):

Other Financial Data	Years Ended November 30,		Six Months Ended May 31,
Adjusted EBITDA: (in thousands)	2019	2020	2020	2021
GAAP Comprehensive income (loss)	$(4,414)	$(12,487)	$(10,250)	$1,943
Net interest expense	414	233	233	37
Income tax provision	—	293	—	183
Depreciation and amortization expense	54	242	78	217
Stock-based compensation expense	218	1,252	648	1,546
Accretion of debt discounts	1,121	755	755	—
Forgiveness of Paycheck Protection Program loan	—	—	—	(190)
Loss on extinguishment of debt	—	6,027	6,027	—
Warrant inducement expense	—	845	845	—
Change in fair value of derivative liabilities	(426)	—	—	—
Other financing costs	—	—	—	9
Adjusted EBITDA	$(3,033)	$(2,840)	$(1,664)	$3,745

The following table reconciles Non-GAAP net income (loss) and Non-GAAP net income (loss) per share – basic and diluted to GAAP comprehensive loss the most directly comparable financial measure, calculated and presented in accordance with GAAP (in thousands):

Other Financial Data	Years Ended November 30,		Six Months Ended May 31,
Non-GAAP net income (loss): (in thousands)	2019	2020	2020	2021
GAAP Comprehensive income (loss)	$(4,414)	$(12,487)	$(10,250)	$1,943
Stock-based compensation expense	218	1,252	648	1,546
Accretion of debt discounts	1,121	755	755	—
Loss on extinguishment of debt	—	6,027	6,027	—
Warrant inducement expense	—	845	845	—
Forgiveness of Paycheck Protection Program	—	—	—	(190)
Other financing costs	—	—	—	9
Change in fair value of derivative liabilities	(426)	—	—	—
Non-GAAP net income (loss)	$(3,501)	$(3,608)	$(1,975)	$3,308
Preferred stock dividend	$—	$—	$—	$(1,043)
Non-GAAP net income (loss) available to common shareholders	$(3,501)	$(3,608)	$(1,975)	$2,265
Non-GAAP net income (loss) per share – basic	$(0.34)	$(0.28)	$(0.18)	$0.14
Non-GAAP net income (loss) per share – diluted	$(0.34)	$(0.28)	$(0.18)	$0.13
Weighted-average number of common shares outstanding during the period – basic	10,354,383	12,678,747	11,271,719	16,359,496
Weighted-average number of common shares outstanding during the period – diluted	10,354,383	12,678,747	11,271,719	17,604,131

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” and elsewhere in this prospectus. Some of the numbers included herein have been rounded for the convenience of presentation.

Overview

We are a provider of non-lethal security products for the consumer and professional security markets. Our flagship product is the Byrna® HD, which fires various projectiles designed to disable an assailant or threat from a safe distance of up to 60 feet. In addition to launchers and projectiles, we also sell various accessory products and Byrna-branded apparel. Our products are sold into the U.S. consumer market through our e-commerce storefront and network of third-party distributors and dealers. Internationally, we rely primarily on distributors with local expertise to market our products. With respect to the law enforcement market, we generally sell our products directly through our Train the Trainer educational program.

We believe our non-lethal security solutions can provide consumers and professionals with an alternative to firearms, presenting options to enhance security and de-escalate dangerous situations while avoiding the potentially tragic consequences of firing a gun. In light of prevalent gun violence in U.S. society and incidents of police using deadly force, in some cases leading to significant civil unrest, we believe our solutions offer a practical solution to address these significant social challenges.

We were incorporated in 2005 as Security Devices International Inc. Our sole product at the time was our 40 mm Blunt Impact Projectile (BIP), focused on the law enforcement market, which was designed to carry more energy more safely and accurately than competing non-lethal projectiles. We believe the BIP was, and remains today, a leading product in the 40 mm non-lethal projectile category. Despite its favorable performance attributes, BIP sales did not scale as anticipated due to the regulated nature of the product and the need for us to sell directly to each law enforcement customer serially. We continue to sell the BIP today, but in low volumes.

In 2018, we recognized the opportunity to pivot to the consumer market and introduce a non-lethal personal security device that any consumer could easily obtain and operate, allowing us to grow more efficiently and address a larger potential market. We acquired the core intellectual property to develop a consumer-focused product in April 2018. In February 2019, we introduced the Byrna® HD personal security device, and later that year changed our name to Byrna Technologies Inc.

Sales of the Byrna® HD have grown rapidly since introduction. For fiscal 2019, the first year the Byrna® HD was commercially available, we generated $924,419 in revenue, however for fiscal 2020, we generated $16.6 million in revenue. Our comprehensive loss during those periods was $4.4 million and $12.5 million, respectively. Our revenue growth has been driven by greater market awareness of our solutions.

We are focused on continuing our revenue growth and capitalizing on the significant market opportunity that we see in the consumer, law enforcement, private security and school safety markets. Our growth strategy involves introducing new launchers, projectiles and accessories, opening new sales channels, including a planned Amazon e-commerce storefront, and investing in greater marketing of our solutions. We seek to establish Byrna as a leading consumer lifestyle brand in the non-lethal security market and to leverage our loyal customer base and brand equity to introduce new products and enter new product categories.

Our business model is based on the upfront sale of launcher devices, which then enables us to sell projectiles and accessories to our customers over the lifetime of their products. We believe our ability to sell follow-on consumable products will provide us with greater visibility into future revenues as the number of consumers who own our launchers increases. We also believe that our loyal customer base, which we refer to as Byrna Nation, is likely to recommend our products to friends and families, and that our existing customers are prime candidates to purchase new versions of our products as they are introduced. We believe these factors create a positive cycle of upfront sales followed by sales related to consumables, accessories, friends and family recommendations, and product upgrades.

Results of Operations

Results for the second quarter of 2021 demonstrate a continuing trend of rapid sales growth due to increasing demand for our Byrna® HD personal security device and to growth of the production capacity and administrative and control structures necessary to supply that demand. Revenues of $13.4 million are significantly higher than in any past quarter. Most of the growth in revenue continues to be in high margin direct sales through our website. E-commerce orders account for 84% of total net revenue this quarter. The increasing excess of revenue over fixed production costs drove improvement in our gross margin, which was 56% of net revenue this quarter.

Though the COVID 19 pandemic continues to negatively affect efficiency in our South African production facility and in some of our global supply lines, the situation improved this quarter in our U.S. manufacturing and corporate office facilities where there was no disruption of production or distribution and employees were not required to work remotely.

Higher sales volumes drove up certain variable operating expenses such as the cost of shipping product to customers and credit card sales transactions fees. Meanwhile the structural growth required to manage a larger company with higher sales volumes has required an increase in structural operating expenses such as payroll, insurance and marketing expenses. However, the increase in gross profit more than offsets this resulting in our first reported quarterly income from operations of $2.0 million.

Three months ended May 31, 2021 as compared to three months ended May 31, 2020:

Net Revenue

Revenues were $13.4 million in the second quarter of 2021 which represents an increase of $12.2 million as compared to the prior year period revenues of $1.2 million. This increase was due to sales of the Byrna® HD and driven by a growing market awareness of the product.

Cost of Goods Sold

Cost of goods sold was $5.8 million in the second quarter of 2021 compared to $0.7 million in the prior year period. This $5.1 million increase is primarily due to the increase in related sales volume and also to the costs associated with the manufacture and corresponding sales of the Byrna® HD and related products.

Gross Profit

Gross profit is calculated as total revenue less cost of goods sold and gross margin is calculated as gross profit divided by total revenue. Included as cost of goods sold are costs associated with the production and procurement of products, such as labor and overhead, inbound freight costs, manufacturing depreciation, purchasing and receiving costs, inspection costs and the shipping and handling costs. Gross profit was $7.6 million in the second quarter of 2021, or 56% of net revenue, as compared to gross profit of approximately $0.5 million, or 43% of net revenue, in the prior year period. The increase in gross profit is due to the increase in sales volume of Byrna® HD products.

Operating Expenses/Loss from Operations

Operating expenses were $5.5 million in the second quarter of 2021, as compared to the prior year period expenses of $1.4 million. This increase is due to the growth of the company. The growth of sales volumes drove increases in variable expenses such as freight out, which increased from $0.003 million in the second quarter of 2020 to $0.6 million in the second quarter of 2021 and bank fees which are primarily transaction fees on customers’ credit card orders and which grew from $0.02 million in the three months ended May 31, 2020 to $0.4 million in the three months ended May 31, 2021. The structural growth required to manage a larger company with higher sales volumes drove up structural costs. Payroll related costs were $0.6 million and stock compensation costs were $0.01 million in the second quarter of 2020. These were $1.9 million and $0.9 million, respectively, in the second quarter of 2021. Insurance expense increased from $0.03 million in the second quarter of 2020 to $0.3 million in the second quarter of 2021. Marketing cost increased from $0.1 million in the second quarter of 2020 to $0.4 million in the second quarter of 2021.

The growth in revenue drove growth in gross profit greater than the increase in variable and structural operating expenses which resulted in a significant improvement in operating profit. The three months ended May 31, 2021 showed income from operations of $2.0 million as compared to a loss from operations of $0.9 million in the same period one year earlier.

Accretion of Debt Discounts

Accretion of debt discounts decreased $0.3 million in the second quarter of 2021 to $0 from $0.3 million in the prior year period. The 2020 charge resulted from the April 8, 2020 exchange of an aggregate of approximately $6.95 million outstanding convertible notes payable, representing principal and accrued interest through April 7, 2020, for 1,391 shares of Series A Convertible Preferred Stock. We no longer have any outstanding convertible notes payable.

Interest Expense

Interest Expense for the three months ended May 31, 2021 was $0.01 million. This represents $0.01 million of interest on the asset-based loan net of $0.004 million imputed interest income from a sales financing lease. Interest Expense for the three months ended May 31, 2020 was $0.08 million of interest accrued on convertible notes payable.

Income (Loss) on Extinguishment of Debt

Loss on extinguishment of debt was $0 and $6.0 million during the three months ended May 31, 2021 and May 31, 2020, respectively. The 2020 charge relates to the April 8, 2020 exchange of convertible notes payable for preferred stock.

Warrant Inducement Expense

Warrant inducement expense was $0 in the second quarter of 2021 and $0.8 million in the second quarter of 2020. The 2020 charge reflects the difference in fair value of warrants exercised at the reduced price of $1.60 per warrant as compared to the $2.50 per warrant contractual exercise price.

Other Financing Costs

Other financing costs represents the cost to close the asset-based loan being amortized over the three-year term of the loan agreement. This cost was $0.01 million for the three months ended May 31, 2021 and $0 for the same period one year earlier.

Income Tax Provision

Our effective income tax rate was 9% and 0% for the three months ended May 31, 2021 and May 31, 2020 respectively. Our income tax provision was $0.2 million and $0 for the three months ended May 31, 2021 and May 31, 2020 respectively. Our tax rate differs from the statutory rate of 21.0% due to the foreign tax rate differential as a result of Byrna South Africa, effects of permanent non-deductible expenses, the recording of a valuation allowance against the deferred tax assets generated in the past period, and other effects.

We are subject to income tax in the U.S., as well as various state and international jurisdictions. The federal and state tax authorities can generally reduce a net operating loss (but not create taxable income) for a period outside the statute of limitations in order to determine the correct amount of net operating loss which may be allowed as a deduction against income for a period within the statute of limitations.

Net Income (Loss)

The increased profitability from growing, high margin, revenues drove net income to $2.0 million for the three months ended May 31, 2021. This is the first quarter for which we have reported net income and compares to a net loss of $8.1 million for the three months ended May 31, 2020.

On April 9, 2021, the Board of Directors of the Company declared a cash dividend in the amount of $750 per share of Series A Convertible Preferred Stock, par value $0.001 per share, outstanding at the close of business on April 12, 2021 (the record date), in the aggregate amount of $1,043,000. In connection therewith, the Company and each holder of Series A Convertible Preferred Stock agreed that effective April 15, 2021, the Series A Convertible Stock, plus accrued and unpaid dividends thereon (including without limitation the dividend of $750 per share) be converted into common stock. Accordingly, on April 15, 2021, all of the Series A Convertible Preferred Stock outstanding was converted to 4,636,649 shares of common stock with an additional 695,498 shares of common stock issued in exchange for all accrued and unpaid dividends.

Non-GAAP Financial Measures

In addition to providing financial measurements based on generally accepted accounting principles in the United States (GAAP), we provide the following additional financial metrics that are not prepared in accordance with GAAP (non-GAAP): adjusted EBITDA, non-GAAP net income (loss), and non-GAAP net income (loss) per share (basic and diluted). Management uses these non-GAAP financial measures, in addition to GAAP financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes and to evaluate our financial performance. We believe that these non-GAAP financial measures help us to identify underlying trends in our business that could otherwise be masked by the effect of certain expenses that we exclude in the calculations of the non-GAAP financial measures.

Accordingly, we believe that these non-GAAP financial measures reflect our ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business and provides useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects.

These non-GAAP financial measures do not replace the presentation of our GAAP financial results and should only be used as a supplement to, not as a substitute for, our financial results presented in accordance with GAAP. There are limitations in the use of non-GAAP measures, because they do not include all the expenses that must be included under GAAP and because they involve the exercise of judgment concerning exclusions of items from the comparable non-GAAP financial measure. In addition, other companies may use other non-GAAP measures to evaluate their performance, or may calculate non-GAAP measures differently, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

Adjusted EBITDA

Adjusted EBITDA is defined as comprehensive income (loss) as reported in our consolidated statements of income excluding the impact of (i) depreciation and amortization; (ii) income tax provision (benefit); (iii) interest expense; (iv) stock-based compensation expense; (v) accretion of debt discounts; (vi) loss on extinguishment of debt; (vii) warrant inducement expense; and (viii) other financing costs. Our Adjusted EBITDA measure eliminates potential differences in performance caused by variations in capital structures (affecting finance costs), tax positions, the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortization expense). We also exclude certain one-time and non-cash costs. Reconciliation of Adjusted EBITDA to comprehensive income (loss), the most directly comparable GAAP measure, is as follows (in thousands):

	For the Three Months Ended May 31,
	2021	2020
Comprehensive income (loss)	$2,157	$(7,929)
Adjustments:
Interest expense	9	74
Income tax provision	183	—
Depreciation and amortization	129	40
Non-GAAP EBITDA	2,478	(7,815)
Stock-based compensation expense	853	11
Accretion of debt discounts	—	257
Loss on extinguishment of debt	—	6,027
Warrant inducement expense	—	845
Other financing costs	8	—
Non-GAAP adjusted EBITDA	$3,339	$(675)

Non-GAAP net income (loss) and non-GAAP net income (loss) per share

Non-GAAP net income (loss) is defined as comprehensive income (loss) as reported in our consolidated statements of income excluding the impact of (i) stock-based compensation expense; (ii) accretion of debt discounts; (iii) loss on extinguishment of debt; (iv) warrant inducement expense; and (v) other financing costs. Our non-GAAP net income (loss) measure eliminates potential differences in performance caused by certain non-cash and one-time costs. We also provide non-GAAP net income (loss) per share by dividing non-GAAP net income (loss) by the average basic or diluted shares outstanding for the period. Reconciliation of Non-GAAP comprehensive income (loss) to Comprehensive income (loss), the most directly comparable GAAP measure, is as follows (in thousands):

	For the Three Months Ended May 31,
	2021	2020
Comprehensive income (loss)	$2,157	$(7,929)
Adjustments:
Stock-based compensation	853	11
Accretion of debt discounts	—	257
Loss on extinguishment of debt	—	6,027
Warrant inducement expense	—	845
Other financing costs	8	—
Non-GAAP net income (loss)	3,018	(789)
Preferred stock dividend	(1,043)	—
NON-GAAP NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	$1,975	$(789)
Non-GAAP net income (loss) per share – basic	$0.11	$(0.07)
Non-GAAP net income (loss) per share – diluted	$0.10	$(0.07)
Weighted-average number of common shares outstanding during the period – basic	17,800,749	12,068,759
Weighted-average number of common shares outstanding during the period – diluted	18,989,231	12,068,759

Six months ended May 31, 2021 as compared to six months ended May 31, 2020:

Net Revenue

Revenues were $22.3 million in the first half of 2021, a significant increase compared to the prior year period revenues of $1.3 million. This increase was driven by revenues from the Byrna® HD which began shipping in April 2019, and growing market awareness of and demand for our product.

Cost of Goods Sold

Cost of goods sold was $10.0 million in the first half of 2021 compared to $0.9 million in the prior year period. The increase is primarily due to the extreme growth in sales volumes.

Gross Profit

Gross profit is calculated as total revenue less cost of goods sold and gross margin is calculated as gross profit divided by total revenue. Included as cost of goods sold are costs associated with the production and procurement of products, such as inbound freight costs, manufacturing depreciation, purchasing and receiving costs, and inspection costs. Gross profit was $12.3 million in the first half of 2021, a gross profit margin of 55% driven by sales of Byrna® HD products and accessories. Gross profit in the prior year period was $0.5 million with a gross profit margin of 36%. The improvement in gross margin profitability is due to increased production efficiency and due to the improved ratio of sales volume to fixed overhead costs.

Operating Expenses, Profit/Loss from Operations

Operating expenses were $10.7 million in the first half of 2021, as compared to the prior year period expenses of $3.0 million. This increase is due to the growth of the company. The growth of sales volumes drove increases in variable expenses such as freight out, which increased from $0.01 million in the first half of 2020 to $1.1 million in the first half of 2021 and bank fees which are primarily transaction fees on customers’ credit card orders and which grew from $0.04 million in the first six months of 2020 to $0.6 million in the first six months of 2021. The structural growth required to manage a larger business with higher sales volumes drove up structural costs. Payroll related costs were $1.1 million and stock compensation costs were $0.6 million in the first half of 2020. These were $4.2 million and $1.5 million respectively in the first half of 2021. Insurance expense increased from $0.1 million in the first half of 2020 to $0.7 million in the first half of 2021. Marketing cost increased from $0.2 million in the first half of 2020 to $0.5 million in the first half of 2021. Legal and other consulting costs increased from $0.2 million in the first half of 2020 to $0.4 million in the first half of 2021.

The growth in revenue drove growth in gross profit greater than the increase in variable and structural operating expenses which resulted in a significant improvement in operating profit. The first six months of 2021 showed income from operations of $1.6 million as compared to a loss from operations of $2.5 million in the same period one year earlier.

Accretion of Debt Discounts

Accretion of debt discounts decreased $0.8 million in the first half of 2021 to $0 from $0.8 million in the prior year period. The 2020 charge resulted from the April 8, 2020 exchange of an aggregate of approximately $6.95 million outstanding convertible notes payable, representing principal and accrued interest through April 7, 2020, for 1,391 shares of Series A Convertible Preferred Stock. We no longer have any outstanding convertible notes payable.

Interest Expense

Interest Expense for the six months ended May 31, 2021 was $0.04 million. This represents interest on the asset-based loan and imputed net interest expense from the establishment of a sales financing lease. Interest Expense for the six months ended May 31, 2020 was $0.2 million of interest accrued on convertible notes payable.

Loss on Extinguishment of Debt

Loss on extinguishment of debt was $0 and $6.0 million during the six months ended May 31, 2021 and May 31, 2020, respectively. The 2020 charge relates to the April 8, 2020 exchange of convertible notes payable for preferred stock.

Warrant Inducement Expense

Warrant inducement expense was $0 in the first half of 2021 and $0.8 million in the first half of 2020. The 2020 charge reflects the difference in fair value of warrants exercised at the reduced price of $1.60 per warrant as compared to the $2.50 contractual exercise price.

Other Financing Costs

Other financing costs represents the cost to close the asset-based loan being amortized over the three-year term of the loan agreement. This cost was $0.01 million for the six months ended May 31, 2021 and $0 for the same period one year earlier.

Income Tax Provision

Our income tax provision was $0.2 million and $0 for the six months ended May 31, 2021 and May 31, 2020 respectively. Our tax rate differs from the statutory rate of 21.0% due to the foreign tax rate differential as a result of Byrna South Africa, effects of permanent non-deductible expenses, the recording of a valuation allowance against the deferred tax assets generated in the past period, and other effects.

We are subject to income tax in the U.S., as well as various state and international jurisdictions. The federal and state tax authorities can generally reduce a net operating loss (but not create taxable income) for a period outside the statute of limitations in order to determine the correct amount of net operating loss which may be allowed as a deduction against income for a period within the statute of limitations.

Net Income (Loss)

The increased profitability from growing, high margin, revenues drove net income to $1.8 million for the six months ended May 31, 2021. This compares to a net loss of $10.3 million for the six months ended May 31, 2020.

On April 9, 2021, the Board of Directors of the Company declared a cash dividend in the amount of $750 per share of Series A Convertible Preferred Stock, par value $0.001 per share, outstanding at the close of business on April 12, 2021 (the record date), in the aggregate amount of $1,043,000. In connection therewith, the Company and each holder of Series A Convertible Preferred Stock agreed that effective April 15, 2021, the Series A Convertible Stock, plus accrued and unpaid dividends thereon (including without limitation the dividend of $750 per share) be converted into common stock. Accordingly, on April 15, 2021, all of the Series A Convertible Preferred Stock outstanding was converted to 4,636,649 shares of common stock with an additional 695,498 shares of common stock issued in exchange for all accrued and unpaid dividends.

Non-GAAP Financial Measures

In addition to providing financial measurements based on generally accepted accounting principles in the United States (GAAP), we provide the following additional financial metrics that are not prepared in accordance with GAAP (non-GAAP): adjusted EBITDA, non-GAAP net income (loss), and non-GAAP net income (loss) per share (basic and diluted). Management uses these non-GAAP financial measures, in addition to GAAP financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes and to evaluate our financial performance. We believe that these non-GAAP financial measures help us to identify underlying trends in our business that could otherwise be masked by the effect of certain expenses that we exclude in the calculations of the non-GAAP financial measures.

Accordingly, we believe that these non-GAAP financial measures reflect our ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business and provides useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects.

These non-GAAP financial measures do not replace the presentation of our GAAP financial results and should only be used as a supplement to, not as a substitute for, our financial results presented in accordance with GAAP. There are limitations in the use of non-GAAP measures, because they do not include all the expenses that must be included under GAAP and because they involve the exercise of judgment concerning exclusions of items from the comparable non-GAAP financial measure. In addition, other companies may use other non-GAAP measures to evaluate their performance, or may calculate non-GAAP measures differently, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

Adjusted EBITDA

Adjusted EBITDA is defined as comprehensive income (loss) as reported in our consolidated statements of income excluding the impact of (i) depreciation and amortization; (ii) income tax provision (benefit); (iii) interest expense; (iv) stock-based compensation expense; (v) accretion of debt discounts; (vi) loss on extinguishment of debt; (vii) warrant inducement expense; (viii) other income (forgiveness of PPP loan); and (ix) other financing costs. Our Adjusted EBITDA measure eliminates potential differences in performance caused by variations in capital structures (affecting finance costs), tax positions, the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortization expense). The adjustment for other income (forgiveness of PPP loan) was not included in our Adjusted EBITDA metric for the three months ended May 31, 2021 because it was not applicable to such period. We also exclude certain one-time and non-cash costs. Reconciliation of Adjusted EBITDA to comprehensive income (loss) the most directly comparable GAAP measure, is as follows (in thousands):

	For the Six Months Ended May 31,
	2021	2020
Comprehensive income (loss)	$1,943	$(10,250)
Adjustments:
Interest expense	37	233
Income tax provision	183	—
Depreciation and amortization	217	78
Non-GAAP EBITDA	2,380	(9,939)
Stock-based compensation expense	1,546	648
Accretion of debt discounts	—	755
Loss on extinguishment of debt	—	6,027
Warrant inducement expense	—	845
Other income: forgiveness of PPP loan	(190)	—
Other financing costs	9	—
Non-GAAP adjusted EBITDA	$3,745	$(1,664)

Non-GAAP net income (loss) and non-GAAP comprehensive income (loss) per share

Non-GAAP comprehensive income (loss) is defined as comprehensive income (loss) as reported in our consolidated statements of income excluding the impact of (i) stock-based compensation expense; (ii) accretion of debt discounts; (iii) loss on extinguishment of debt; (iv) warrant inducement expense; (v) other income; and (vi) other financing costs. Our non-GAAP net income (loss) measure eliminates potential differences in performance caused by certain non-cash and one-time costs. We also provide non-GAAP net income (loss) per share by dividing non-GAAP net income (loss) by the average basic or diluted shares outstanding for the period.

Reconciliation of Non-GAAP comprehensive income (loss) to comprehensive income (loss), the most directly comparable GAAP measure, is as follows (in thousands):

	For the Six Months Ended May 31,
	2021	2020
Comprehensive income (loss)	$1,943	$(10,250)
Adjustments:
Stock-based compensation	1,546	648
Accretion of debt discounts	—	755
Loss on extinguishment of debt	—	6,027
Warrant inducement expense	—	845
Other income: forgiveness of PPP loan	(190)	—
Other financing costs	9	—
Non-GAAP net income (loss)	3,308	(1,975)
Preferred stock dividend	(1,043)	—
NON-GAAP NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	$2,265	$(1,975)
Non-GAAP net income (loss) per share – basic	$0.14	$(0.18)
Non-GAAP net income (loss) per share – diluted	$0.13	(0.18)
Weighted-average number of common shares outstanding during the period – basic	16,359,496	11,271,719
Weighted-average number of common shares outstanding during the period – diluted	17,604,131	11,271,719

Year ended November 30, 2020, as compared to year ended November 30, 2019:

Revenue

Revenues were $16.6 million for the year ended November 30, 2020 which represents an increase of $15.6 million or approximately 1,744.4% as compared to prior year revenues of $0.9 million. This increase was primarily due to rapid growth in sales of the Byrna® HD which was introduced and only on the market for approximately six months during the fiscal year ended November 30, 2019. Sales of the new product were driven by increased market awareness and grew rapidly, particularly during the second half of fiscal year 2020.

Cost of Goods Sold

Cost of goods sold was $9.1 million in the fiscal year ended November 30, 2020 compared to $0.8 million in the fiscal year ended November 30, 2019. This $8.2 million increase is primarily due to the increase in production and sales of the Byrna® HD and related products.

Gross Profit

Gross profit is calculated as total revenue less cost of goods sold and gross margin is calculated as gross profit divided by total revenue. Included as cost of goods sold are costs associated with the production and procurement of products, such as labor, inbound freight costs, manufacturing depreciation, purchasing and receiving costs, and inspection costs. Gross profit was $7.5 million for the year ended November 30, 2020, or approximately 45.2% of net revenue as compared to $0.1 million, or 16.1% of net revenue in the year ended November 30, 2019. The increase in gross profit in fiscal 2020 is due to the increase in the sales volume of Byrna® HD products.

Operating Expenses/Operating Loss

Operating expenses were $11.8 million in the fiscal year ended November 30, 2020, which represents an increase of $8.4 million or approximately 247.1% over 2019 operating expenses of $3.4 million. This increase was driven by the rapid growth in revenue and the selling, general and administrative structure necessary to manage it. Approximately $5.4 million of the increase was in payroll and stock compensation cost which increased from $1.1 million in 2019 to $6.5 million in the fiscal year ended November 30, 2020. The fiscal year ended November 30, 2020 included a one-time expense of $0.7 million for sales taxes not collected from customers on orders paid before state sales level thresholds triggered the requirement. There was no such expense in the fiscal year ended November 30, 2019. The increase in size and complexity of the organization and its transactions drove an increase in regulatory, accounting and auditing fees to $0.8 million from $0.2 million in the fiscal year ended November 30, 2020 from 2019, respectively. Marketing costs rose by $0.7 million from $0.4 million in the fiscal year ended November 30, 2019 to $1.0 million in the fiscal year ended November 30, 2020. General office expenses increased by $0.5 million, as the business expanded into new facilities, from $0.3 million to $0.8 million. Bank fees for processing of credit card sales transactions increased by $0.2 million due to the increase in sales volume. The increase in operating expenses resulted in a loss from operations of $4.3 million in the fiscal year ended November 30, 2020 as compared to a loss from operations of $3.3 million in the fiscal year ended November 30, 2019.

Accretion of Debt Discounts and Interest Expense

Accretion of debt discounts decreased by approximately $0.3 million in the fiscal year ended November 30, 2020 to $0.8 million from $1.1 million in the fiscal year ended November 30, 2019. Interest expense decreased $0.2 million to $0.2 million in 2020 from $0.4 million in 2019. These decreases resulted from the Exchange in April 2020 which eliminated interest expense for the year ended November 30, 2020, resulting in the write-off of all unamortized debt discounts and a decrease in interest expense. See Note 13, “Convertible Notes Payable and Derivative Liabilities,” in the Notes to Consolidated Financial Statements for the year ended November 30, 2020 included herein for further discussion.

Loss on Extinguishment of Debt

Loss on extinguishment of debt was $6.0 million and $0 for the fiscal years ended November 30, 2020 and 2019, respectively and relates to the debt exchanged for preferred stock discussed above. See Note 13, “Convertible Notes Payable and Derivative Liabilities,” in the Notes to Consolidated Financial Statements for the year ended November 30, 2020 included herein for further discussion.

Warrant Inducement Expense

Warrant inducement expense was $0.8 million and $0 during the fiscal years ended November 30, 2020 and 2019, respectively and relates to the difference in fair value of warrants exercised at the reduced price of $1.60 per warrant as compared to the $2.50 contractual exercise price. See Note 14, “Stockholders’ Equity (Deficit),” in the Notes to Consolidated Financial Statements for the year ended November 30, 2020 included herein for further discussion.

Change in Fair Value of Derivative Liabilities

Change in fair value of derivative liabilities decreased $0.4 million from $0.4 million in 2019 to $0 in 2020. The amount recognized in 2019 related to the Canadian debentures which were repaid on May 31, 2019. See Note 13, “Convertible Notes Payable and Derivative Liabilities,” in the Notes to Consolidated Financial Statements for the year ended November 30, 2020 included herein for additional information.

Income Tax Expense

Due to the loss before income taxes, there was no income tax in 2019. However, in 2020 the South African subsidiary had taxable profits and recognized income tax expense of $0.3 million.

Liquidity and Capital Resources

Six months ended May 31, 2021:

Cash Flow Summary

Cash and current balances of restricted cash as of May 31, 2021 totaled $5.3 million, a decrease of $4.3 million from $9.7 million as of November 30, 2020. Approximately $0.9 million of the cash on hand at May 31, 2021 was restricted due to holds placed on its use by our merchant services vendor pending fulfillment of backorders prepaid by credit cards.

Operating Activities

Cash used in operating activities was $2.9 million during the first half of 2021 compared to $1.6 million during the prior year period. Net income was $2.0 million and $1.8 million for the three and six months ended May 31, 2021, respectively. Net loss was $8.1 million and $10.3 million for the three and six months ended May 31, 2020, respectively. Significant changes in noncash and working capital activity are as follows:

•Our non-cash activity adds back several non-cash items to net income to calculate cash from operations in the first half 2021. These include stock-based expense of $1.5 million, compared to $0.6 million for the first half of 2020; increase of reserves against inventory value of $0.2 million, compared to $0.003 million for the first half of 2020; depreciation and amortization of $0.2 million compared to $0.1 million for the first half of 2020; and lease accounting expenses of $0.1 million compared to $0.03 for the first half of 2020. These added back amounts were partially offset by backing out non-cash income on forgiveness of debt of $0.2 million.

•During the six months ended May 31, 2021, the growth of the company was reflected in the use of cash for growing working capital needs. Though inventory levels decreased during the second quarter, this decrease did not fully offset the increase of the first quarter so that, during the six months ended May 31, 2021, inventory increased by $1.4 million, compared to $0.2 million for the six months ended May 31, 2020. Deferred revenue decreased $3.2 million during the six months ended May 31, 2021 to $1.7 million as we fulfilled backlogged e-commerce order. Additionally, for the six months ended May 31, 2021 accounts payable and accrued expenses decreased by $2.4 million, compared to an increase of $0.1 million for the six months ended May 31, 2020. This decrease was only partially offset by decreases in accounts receivable and prepaid expenses of $0.6 million, compared to $0.03 million for the six months ended May 31, 2020.

Investing Activities

Cash used in investing activities was $3.9 million in the first half of 2021 compared to $0.7 million for the first half of 2020. For the six months ended May 31, 2021, $3.7 million was attributable to the acquisition of assets from Kore. For the six months ended May 31, 2020, $0.5 million was in connection with Roboro acquisition, and approximately $0.2 million for purchases of property and equipment and patent rights.

Financing Activities

Cash provided by financing activities was $2.7 million during the six months ended May 31, 2021. This amount was comprised primarily of the $1.5 million drawn on the revolving line of credit as well as $1.2 million in proceeds from warrant exercises. Cash provided by financing activities was $3.9 million during the six months ended May 31, 2020, and included $3.2 million proceeds from warrant exercises, $0.5 million from Roboro’s sellers and $0.2 million from the Paycheck Protection Program.

Year ended November 30, 2020:

Cash and restricted cash as of November 30, 2020 was approximately $9.7 million, an increase of approximately $8.5 million from the balance as of November 30, 2019 of $1.2 million. Approximately $6.4 million of the cash on hand at year end was restricted due to holds placed on its use by our merchant services vendor pending fulfillment of backorders prepaid by credit cards.

Despite a net loss of $12.6 million for the year ended November 30, 2020, operating activities provided $2.5 million of net cash because the loss was driven by $10.4 million of non-cash expenses including $1.3 million stock-based compensation expense, $0.8 million accretion of debt discounts, $6.0 million loss on extinguishment of debt, $0.8 million warrant inducement, $0.4 million issuance of stock for services and $0.2 million depreciation and amortization expense. Moreover, restricted cash increased due to the $4.9 million increase in deferred revenue. The rapid growth of our operations increased working capital balances but increases in accounts receivable, prepaid expenses and inventory were offset by increases in accounts payable and other liabilities such that the net change in these working capital balances added $0.3 million to cash.

The $2.5 million of cash provided by operating activities for the year ended November 30, 2020 was offset by the use of $2.0 million invested in business assets including $1.4 million for property and equipment, $0.5 million for the acquisition of Roboro and $0.1 million for the acquisition of patent rights.

Financing activities provided $7.8 million of the increase in cash for the year ended November 30, 2020. This included $7.2 million from the exercise of warrants, $0.5 million reduction of the purchase price of Roboro in exchange for common stock, $0.2 million proceeds from the PPP loan offset by $0.1 million from repayment of notes payable. Management believes that increasing cash provided by operations due to the significant increases in revenue, production levels, and order fulfillment, and reduction of material restrictions or limits on cash by its credit card processors, together with the availability of a new $6.5 million credit facility consisting of a $5 million revolving line of credit and a $1.5 million equipment line of credit closed subsequent to the year-end will be adequate to provide for its liquidity requirements. See Note 24, “Subsequent Events” in the Notes to Consolidated Financial Statements included in this prospectus for additional information.

Financial Outlook

On June 30, 2021, we issued the following financial guidance in connection with the release of our fiscal second quarter results for the period ended May 31, 2021:

For the fiscal year 2021 ending November 30, we project revenues of $38 - $41 million, reflecting year-over-year growth of approximately 138% at the mid-point of the range, based on our current order flow and the growth expected from: (1) the planned introduction of new products; (2) the planned opening of a dedicated Amazon store; and (3) the anticipated increase in dealer sales. We expect the impact of these growth initiatives on our financial results to steadily increase over the balance of the fiscal year.

Our gross profit margin is expected to moderate in the third quarter due to the projected increase in lower margin dealer sales. In the fourth quarter, however, we expect gross margins to benefit from the planned introduction of new higher margin products including the Byrna SD, Byrna LE and the shoulder-fired launchers acquired in the Mission acquisition.

Our long-term financial model targets include the following:

• Gross margins of 60% - 65%; and

• Adjusted EBITDA margins (non-GAAP) of 30% - 35% (refer to our discussion of Non-GAAP Financial Measures above).

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Recent Accounting Pronouncements

See Note 5, “Recent Accounting Guidance,” in the Notes to Condensed Consolidated Financial Statements included in Item 1 of this report for a discussion of recently issued and adopted accounting standards.

Critical Accounting Policies and Estimates

The Company’s Condensed Consolidated Financial Statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. Our significant accounting policies are outlined in Note 4, “Summary of Significant Accounting Policies,” in the Notes to Consolidated Financial Statements included in Item 8 of the 2020 10-K. During the three and six months ended May 31, 2021, there were no significant changes to the Company’s critical accounting policies from those described in our 2020 10-K.

BUSINESS

Our Vision

Our vision is to provide consumers and professionals with a safe and effective, non-lethal alternative to firearms that will enable our customers to safely and effectively protect themselves, their families and their communities.

Company Overview

We are a non-lethal self-defense technology company specializing in innovative, next-generation solutions for security situations that do not require the use of lethal force. Our mantra is Live Safe, and our core mission is to empower people to safely embrace life. We seek to fulfill our mission by developing easy-to-use self-defense tools that are designed to allow people to live more safely. We are also focused on providing law enforcement and private security customers with non-lethal alternatives to firearms that are intended to reduce shootings and facilitate trust with the communities they serve.

Our product portfolio includes:

•The Byrna line of handheld personal security devices designed for use by consumers and professional security customers;

•A line of projectiles that are fired by Byrna devices, including chemical irritant, kinetic and inert rounds; and

•Accessories and related products, including compressed carbon dioxide (CO2) canisters, sighting systems, holsters and Byrna-branded apparel.

Our flagship personal security device, the Byrna® HD, is a powerful and effective non-lethal self-defense device that is powered by CO2 and fires .68 caliber spherical kinetic and chemical irritant projectiles that are designed to disable a threat from a standoff distance of up to 60 feet. We have designed our Byrna devices to function as a platform that can be enhanced, upgraded and customized in a modular fashion with our accessory products. Only Byrna projectiles are approved for use with Byrna launchers, which creates the potential for reoccurring sales of consumable products. We also offer our Blunt Impact Projectile line of non-lethal munitions for 40 millimeter rifled launchers utilized by law enforcement, correctional services and military customers.

Our products are sold in both the consumer and security professional markets. In the consumer market, our solutions are designed to provide ordinary civilians – homeowners and renters, parents and grandparents, campers, truckers, real estate agents, store owners and anyone else who faces potential threats from would-be assailants – with an effective, non-lethal tool to disable, disarm and deter would be assailants and to escape harm’s way. In the professional market, our products are designed to provide domestic and international law enforcement agencies, corrections and custodial officers, private security professionals, private investigators and other professional security users with a practical, non-lethal option to address threats and resolve conflicts without the need to resort to lethal force. In addition, we are focused on providing our non-lethal security solutions to enhance the safety of schools, houses of worship, outdoor venues and other locations that have proven to be vulnerable to acts of violence. Our products can be purchased in most U.S. locations quickly, simply and discreetly, without the requirement for a license, background check or waiting period.

Our strategy is to establish Byrna as a consumer lifestyle brand associated with the confidence people can achieve by knowing they can protect themselves, their loved ones and those around them. We believe we have a significant opportunity to leverage the Byrna brand to expand our product line, broaden our user base and generate increasing sales from new and existing customers.

Our Market Opportunity

The traditional non-lethal weapons market is projected to grow from $7.5 billion in 2020 to $11.9 billion by 2027, according to Global Industry Analysts. This traditional market includes a broad range of products primarily focused on law enforcement and military applications, including rubber, wax and plastic bullets, stun grenades, water cannons, pepper sprays, tear gas and electroshock weapons. We address a portion of the traditional non-lethal market, as our current and future products are designed to meet the stringent requirements of law enforcement and professional security customers, while providing a novel, more humane, less dangerous option for security and threat de-escalation. However, we believe our addressable market could be larger than the traditional non-lethal market, as we are seeking to open up the consumer market by introducing personal security solutions that are easy to use, effective, affordable and accessible, without permits, waiting periods or background checks. We believe our ability to simultaneously address the consumer market and traditional non-lethal market is a key competitive advantage.

In the consumer market, our products are designed to provide peace of mind and protection, while reducing the risk of potentially fatal mistakes that can have life-altering legal, financial, and psychological impacts. Importantly, our products are designed to appeal to the needs of gun owners and non-gun owners alike. There are approximately 82 million gun owners in the United States, according to data from Gallup and the United States Census Bureau. We believe our products offer gun owners an attractive option — a truly effective personal safety device, with the familiar “look and feel” of a firearm, but without the higher risk of potentially fatal mistakes or accidents. For the remaining 173 million adults in the United States who do not own a gun, our products are designed to provide a safe, effective, and non-lethal way to protect themselves and their families.

The professional market represents a significant opportunity for our non-lethal security products. Domestically, there are approximately 917,000 police officers, detectives and criminal investigators, according to the U.S. Bureau of Labor Statistics. Incidents of police shootings and deaths related to the use of conductive energy devices have become a growing problem in the United States, leading to loss of life, civil unrest and distrust between police officers and civilians. According to The Washington Post, there have been over 6,300 police shootings since 2015, a Reuters examination found that more than 1,000 people in the U.S. have died after police stunned them with conductive energy devices, with the conductive energy device ruled to be a cause or contributing factor in over 150 of those deaths. Given the human, social and financial impacts of these fatal events, law enforcement organizations are seeking non-lethal tools that can safely protect the officer and the community and de-escalate dangerous situations without having to resort to deadly force. Beyond law enforcement, there are a number of other security-related professions in the United States that we believe are prime candidates for our Byrna® HD device, including 800,000 private security guards, 346,000 corrections officers and 90,000 private detectives, based on data from the U.S. Bureau of Labor Statistics.

We are also targeting the international professional security market, which we believe is multiple times larger than the U.S. market. There are approximately 10 million police officers located in the top 30 international countries based on police population, according to data compiled by World Atlas. In addition, there are an estimated 19 million international private security workers, according to The Guardian. We believe the international professional security market presents an attractive growth opportunity for us given increasing demand for de-escalation tools and growing acceptance of our non-lethal approach in many regions around the world.

We also see an urgent need to equip U.S. schools with non-lethal security products to help address the tragic increase in school shooting events. According to data published by the Naval Postgraduate School’s Center for Homeland Defense and Security, there have been approximately 460 shooting events in K-12 schools during the last five years. We believe our non-lethal security products offer school personnel valuable options to intervene in dangerous situations without bringing lethal firearms onto school property. According to the U.S. Department of Education, there are over 132,000 elementary and secondary schools and over 6,600 colleges and universities in the United States, presenting a significant opportunity to deploy our solutions to enhance school safety.

In addition, other public spaces face increasing security challenges, including houses of worship, bars and nightclubs, concert venues, sporting arenas and public transportation centers. Each of these venues presents an opportunity to equip employees and security personnel with non-lethal tools to enhance security without introducing lethal firearms into crowded civilian environments.

Our Products

Our flagship product is the Byrna® HD, a compact, ergonomically designed, handheld personal security device with the size and form factor of a compact handgun. It is easy to use, has virtually no recoil and is designed to fire accurately with an effective range of 60 feet. The Byrna® HD utilizes our patented technology and more than 60 custom designed parts. The Byrna® HD comes with multiple easily reloadable magazines that can hold five .68 caliber projectiles (with plans to increase this capacity to seven projectiles). The Byrna® HD is designed to provide a non-lethal alternative to a firearm, effective at a much safer stand-off distance than pepper spray or conductive energy devices, which have recommended maximum ranges of 10 feet and 20 feet, respectively. We also recently released the Byrna® HD XL, featuring a longer barrel, greater muzzle velocity and compatibility with a standard 12-gram CO2 cartridge.

Byrna® HD Launchers – Available in Five Colors

In May 2021, we acquired Mission Less Lethal, one of the leading U.S. manufacturers of .68 caliber, non-lethal, shoulder-fired launchers for law enforcement and other security professionals, both domestically and internationally. By leveraging the technology and intellectual property acquired from Mission Less Lethal, we plan to introduce the Byrna TCR, an easy to use, tactical compact rifle that can fire 19 rounds in rapid succession at more than 325 feet per second using a standard 12-gram CO2 cartridge for propulsion, and the Byrna M-4, a full sized tactical rifle with either 120 round capacity in law enforcement form or two 20 round magazines in civilian form. These rifles are well suited to meet specific situational needs of security professionals, including law enforcement, private security and corrections customers.

Mission Less Lethal Tactical Compact Rifle (TCR)

We offer a range of .68 caliber projectiles for different applications. Our chemical irritant projectiles include Byrna Max, which contains a pepper and tear gas blend, and Byrna Pepper, which includes only a pepper irritant. These chemical irritant projectiles are designed to intensely burn an assailant’s eyes and skin and impair their respiratory system upon contact, with quick-acting, incapacitating effects. We also offer Byrna Kinetic, a lower-cost, hard plastic projectile that can be used for self-defense or training, and Byrna Inert, a projectile filled with inert powder to simulate use of chemical irritant rounds for training. In addition, we plan to introduce the Eco-Kinetic line of projectiles which are environmentally safe, fully biodegradable and highly accurate rounds for both safety and recreational uses, and our patented Fin-Stabilized projectiles that are designed to deliver increased speed and accuracy at up to 150 feet of range, with four times the payload as our .68 caliber rounds. We offer selected projectiles in five-count, 25-count and 95-count packages.

Byrna Kinetic Projectiles

We also market a range of accessories that allow our users to customize, carry, load, power and maintain their Byrna launchers. These accessories include laser sights, flashlight attachments, spare magazines, barrel extensions, holsters and CO2 cartridges. We also offer our customers apparel featuring the Byrna brand and emphasizing our Live Safe motto. Together, our projectiles, accessories and apparel provide us with an attractive source of ongoing revenue from our base of Byrna owners.

Our Competitive Strengths

We believe the following strengths distinguish us from our competitors and position us for a leadership position in the non-lethal personal security market:

•Effective, Non-Lethal Solution. The Byrna® HD is a practical, non-lethal solution for the consumer and professional security markets. The device is lightweight, compact, cost-effective and can be fired multiple times from a safe range of up to 60 feet, while delivering a lower likelihood of unintended consequences, such as death or serious injury. Unlike CO2-powered devices that were designed for paintball, the Byrna® HD has been designed as an advanced personal safety device, with features tailored for security. For example, the Byrna® HD punctures a CO2 cartridge and fires a projectile on the first trigger pull, providing an immediate and rapid response time at critical moments. The Byrna® HD is designed so that it can be stored indefinitely with a loaded CO2 cartridge, without any need for tightening to activate it for use or for replacing the cartridge upon magazine checks or changes. Additionally, the Byrna® HD features an integrated mounting rail that supports laser sighting systems and flashlights so threats can be addressed accurately and in any lighting conditions. We believe these characteristics position the Byrna® HD favorably as compared to competing non-lethal and less-lethal options, including:

•Conductive energy devices, which deliver one or two shots from close range (10 – 20 feet), are dependent on probes that may not penetrate thick clothing and a Reuters examination found that more than 1,000 people in the U.S. have died after police stunned them with conductive energy devices, with the conductive energy device ruled to be a cause or contributing factor in over 150 of those deaths;

•Pepper sprays, which require very close proximity (5 – 10 feet) to an assailant and can cause self-harm if the irritant is inhaled by the user due to blowback from wind and other factors; and

•Remote restraint devices, relatively expensive products that deliver a single shot from close range (10 – 15 feet) and may either leave the hands of the assailant (who may be armed) free or may cause the assailant to fall, potentially leading to head injuries.

•Emerging Lifestyle Brand. We are striving to establish Byrna as a leading consumer lifestyle brand associated with safety, confidence and control. We believe the Byrna brand signifies that anyone can live life unafraid, live life to the fullest and Live Safe. We believe our brand has strong loyalty among our customer base, and accordingly, these customers are more likely to purchase Byrna-branded products and recommend them to their friends and families. According to post-purchase surveys of our e-commerce customers, approximately 15% of our sales are the result of recommendations from friends and family. We plan to leverage the Byrna brand to introduce additional personal safety products and may also enter adjacent markets that are consistent with our brand image.

•Passionate User Base. In just two years, we have built a loyal user base of over 63,000 e-commerce customers and over 137,000 subscribers to our marketing list, which we refer to as Byrna Nation. We work to maintain an active, two-way dialogue with our user base, informing them of new product introductions and promotions, among other topics. In turn, our users are often our best source of feedback on product performance, user experience and new product concepts. For example, we recently emailed Byrna Nation about the availability of our Byrna Boost retrofit kit, and within four days we received over 2,000 orders. As we seek to expand our business, we will stay focused on maintaining the satisfaction and support of Byrna Nation.

•Broad Market Applicability. Our products are designed to address a wide array of markets, customer segments and geographies. Our Byrna® HD was initially focused on the consumer market and generated demand from both gun owners and non-gun owners. We then began seeing interest in the Byrna® HD from the professional market, including law enforcement agencies and private security companies. Non-lethal safety is a global phenomenon, and our products have received interest from 46 international law enforcement agencies, with products purchased in approximately 28 countries outside the United States to-date. We believe the broad-based appeal of our products has the potential to expand our total addressable market and unlock attractive opportunities for our future growth.

•Razor / Razor Blade Model. Once we sell a launcher to a customer, we are able to sell that same customer projectiles and accessories over the lifetime of their product. Only our projectiles and accessories are approved for use with our launchers, which contributes to a reoccurring revenue stream from consumable and add-on products. As our user base scales, we expect projectile and accessory revenue to enhance our overall revenue visibility. We also believe that repeat orders from existing customers will continue to serve as an important contributor to our revenues. During May 31, 2021 through June 30, 2021, repeat orders from returning direct-to-consumer customers represented 46% of total orders received during the period. Additionally, we believe that as we introduce new launchers, our existing customers will be likely candidates to upgrade to these new and enhanced versions.

•Socially Responsible Solution. We recognize that on one hand an epidemic of gun violence exists in this country. We also understand that ordinary encounters between police officers and civilians can spin out of control and turn deadly when physical force, firearms or conductive energy devices are involved, leading to tragic consequences, distrust in our communities and social unrest. Schools that were once tranquil environments are now too often the sites of gun-related violence. We believe that Byrna offers a safe and effective alternative to lethal firearms and as such, is part of the solution to the growing epidemic of gun violence in America. The Byrna® HD is not a firearm. While our launchers and projectiles can stop an assailant in their tracks, our products are designed to cause no lasting pain or injury. We believe we have the right product at the right time to address one of America’s greatest challenges.

Our Growth Strategy

The following are the key pillars of our growth strategy that we believe will enable us to establish Byrna as a leading solutions provider in the non-lethal security market:

•New Product Innovation. Our recent growth has been driven by our current flagship launcher – the Byrna® HD. We also recently released the Byrna® HD XL, featuring a longer barrel, greater muzzle velocity and compatibility with a standard 12-gram CO2 cartridge. Over the next 24 months, we plan to introduce seven new launchers to meet the unique needs of various users, including the following devices that fire traditional round ball projectiles:

•Byrna SD, an enhanced version of the Byrna® HD with an improved trigger, enhanced sighting system and honeycomb grip, assembled entirely in the United States;

•Byrna LE, a premium launcher designed for law enforcement and enthusiasts, featuring a new valve system that delivers increased muzzle velocity, an improved sighting system, a magazine that holds seven projectiles and extreme cold weather capabilities; and

•Byrna CP, a compact launcher designed for those who desire a lightweight, compact product with greater concealed portability.

Our development plans also include two new launchers that leverage technology and IP acquired from Mission Less Lethal, including:

•Byrna TCR, an easy to use, tactical compact rifle that can fire 19 rounds in rapid succession at more than 325 feet per second using a standard 12-gram CO2 cartridge for propulsion; and

•Byrna M-4, a full sized tactical rifle with either 120 round capacity in law enforcement form or two 20 round magazines in civilian form.

We are also developing two new launchers that are designed to fire our patented Fin-Stabilized projectiles, including:

•Byrna PAL, a pump action launcher designed for law enforcement customers that functions like a pump action shotgun; and

•Byrna PE, a compact, handheld launcher designed to provide civilians and security professionals with the ability to fire up to ten, highly accurate rounds from a single magazine.

We also plan to introduce new projectiles, including:

•Eco-Kinetic projectiles that are fully biodegradable for environmentally-friendly backyard training; and

•Fin-Stabilized projectiles that are designed to deliver increased speed and accuracy at up to 150 feet of range, carry four times the payload as our .68 caliber rounds and can be fired from a variety of platforms, including traditional 12-gauge shotguns (opening up to Byrna the 100+ million installed user base of 12 gauge shotgun owners).

Building on the recent introduction of the Byrna Boost, a retrofit kit for the Byrna® HD that offers many of the benefits of the Byrna® HD XL, we expect to introduce additional new accessories, including:

•7-round magazines, allowing more projectiles to be fired from a standard sized magazine;

•Improved sighting systems, including lasers, red dot and fiber optic sights;

•Holster options, including level two tactical holsters and concealed carry leather and nylon holsters; and

•Targets and traps that are designed to open opportunities for Byrna and make practice and training more fun and effective for our customers.

•New Sales Channels and Marketing Programs. We plan to launch an Amazon digital store front within the next three months. We believe this new channel will enhance the visibility of our products given the enormous user base that Amazon serves. We also plan to deepen and broaden our relationships with our network of dealers and distributors. Working both with larger chain stores, such as Bi-mart, C-A-L Ranch, Big R and Murdoch’s, and distributors, including Davidson’s, Lipsey’s, Big Rock Sports and Sports South, Byrna has built a distribution network of approximately 1,300 brick & mortar locations across the United States. Finally, we plan to implement new marketing programs aimed at building brand awareness and increasing demand for our products.

•Law Enforcement Penetration. With the planned introduction of the Byrna LE, we expect to have for the first time a launcher specifically designed for the professional-grade needs of the law enforcement community. Given the disadvantages, unintended consequences and negative publicity associated with conductive energy devices, we see an intriguing opportunity to replace these devices with the Byrna LE in the duty belts of police officers. We will continue to execute our Train the Trainer program to educate police and security officers on the benefits of our non-lethal solutions.

•School Safety Enablement. We see a significant opportunity to help school officials deal with the growing threat of school shootings. We recently launched the Learn Safe school safety program, designed to enable school personnel, such as school resource officers and security guards, to handle threats that may arise in educational facilities throughout the country without the risks associated with using deadly force inside a school with hundreds or even thousands of students. This program provides the tools, including the Byrna® HD personal security device, and the training needed to deal with these life-threatening scenarios.

•Strategic Acquisitions. We have successfully used acquisitions to broaden our product line and accelerate our growth plans, and we expect this strategy to continue. In March 2018, we acquired the intellectual property and team that enabled the development of our flagship Byrna® HD. In May 2020, we acquired our manufacturer in South Africa. In May 2021, we acquired Mission Less Lethal, which provided us with a highly regarded line of non-lethal rifles, valuable intellectual property rights and a more established presence in the law enforcement market, among other benefits. In the future, we expect to pursue additional strategic acquisitions to leverage our brand, add complementary products to our portfolio and expand our presence in selected markets and regions.

Sales and Marketing

We sell our products into the consumer market through our Byrna e-commerce store and a network of over 1,300 local, regional and national outdoor and sporting goods stores, either directly or through distributors. We also plan to begin selling our products through an Amazon storefront in the next three months, further broadening our reach into the consumer market. In addition, we plan to open a retail store and showroom in Las Vegas in late 2021, and will consider opening other stores and showrooms in select high-density retail areas in the future. In the professional security market, we seek to drive purchases through our Train the Trainer program developed for police and security officers, with a focus on educating the proper use of force and de-escalation methods.

Our international sales are fulfilled primarily by select distribution partners that have expertise in their local markets. International sales represented 6.5% of revenue in our fiscal year 2020, however we see the potential to increase our international sales mix as foreign law enforcement customers are showing growing interest in Byrna devices serving as a non-lethal, secondary security device, and the Byrna approach is increasingly seen as a favorable de-escalation solution. In March 2020, we hired Etienne Roux, Executive Vice President of International Sales and Marketing, with responsibility for developing our global sales and distribution network.

Our marketing efforts are focused on creating brand awareness for Byrna by utilizing promotional specials and banner ads and driving traffic to our e-commerce store through the use of digital marketing tools. We also place a heavy emphasis on customer reviews and ratings. As of May 31, 2021, we had over 1,400 verified customer reviews and had received an average satisfaction rating of 4.7 out of 5.0. In early 2020, we implemented a nationwide reseller and distribution network of brick-and-mortar outlets and engaged third-party firms to market our products to dealers in the outdoor and sporting goods sectors.

In June 2020, and then again in April 2021, Byrna was highlighted on a popular national news program. These high profile events led to significant increases in orders on our e-commerce store and further raised our brand recognition nationally. We believe these events demonstrated the positive and rapid impacts that additional visibility of our products and brand can have on our sales. Our current marketing strategy includes engaging key influencers in relevant markets to highlight the benefits of our security solutions to their respective networks of followers, engaging in public dialogues about firearm regulation, school safety and the expansion of police programs and training in the use of non-lethal weapons, and expanding our use of targeted digital marketing tools.

During 2020, we hired R.J. Boatman as our Chief Governmental Affairs Officer. Mr. Boatman, who was co-developer and former Operations Director of the nation’s first Center for Safe and Secure Schools at the Harris County Department of Education and the former Executive Director of the Texas Safe Schools Alliance, is implementing our Learn Safe school safety program designed to provide school officials with the security tools and training needed to respond effectively to threats of school violence.

Manufacturing, Quality and Suppliers

We operate two manufacturing facilities. In the United States, we opened a 14,000 square foot facility in 2020 located in Fort Wayne, Indiana – the nation’s most active city for developing and manufacturing CO2-powered devices for security, sport and recreation. We utilize our Fort Wayne facility to fulfill domestic demand for our launchers. To satisfy production demand in international markets, we operate a 10,000 square foot manufacturing facility located in Pretoria, South Africa. Both facilities utilize a human capital-oriented model with highly-skilled manual assembly of precision components. We believe that we have sufficient capacity to meet our production needs for at least the next two years, and that additional capacity is available to us on commercially reasonable terms.

We rigorously test 100% of our products at our production facilities before shipment to ensure our products meet stringent quality and performance standards. We also conduct long-term testing of our launchers during the development phase. For the development of our Byrna LE device, we plan to engage a third-party lab to conduct development testing and certification. We measure in-field quality by the rate of returns requested by our customers. Of the over 90,000 launchers shipped in the U.S. as of May 31, 2021, only 1.2% have been returned as a result of product-related issues. Excluding returns associated our voluntary safety update, our return rate is 0.4%.

Our Byrna® HD includes 114 distinct parts, including more than 60 custom designed parts. We source these components from third-party suppliers in the U.S. and overseas. In August 2020, we hired David Schultz, Chief Supply Chain Officer, and expanded our roster of vendors in order to ensure adequate supply chain capacity and mitigate the risks of component constraints. Our projectiles are currently sourced from a third-party supplier in South Africa, but we are working to establish the capability to manufacture projectiles in our own facilities, which is expected to improve quality and availability and reduce dependence on third parties.

Research and Development

We conduct research and development activities to enhance existing products and develop new products at our headquarters, in Andover, Massachusetts. Our design team is comprised of experts in the fields of mechanical design, precision manufacturing and CO2-powered propulsion. We are currently focused on executing the commercial introduction of a series of new launchers, including the Byrna SD, Byrna LE, Byrna CP and Byrna PE. These new launchers benefit from our innovations in the areas of greater muzzle velocity, more efficient utilization of CO2, improved triggers, higher capacity magazines, improved sighting systems, yet keeping the product compact and ergonomic. We are also investing engineering resources to develop proprietary projectiles both for the consumer and law enforcement markets. Finally, we will be devoting development resources to integrate and enhance the recently acquired Mission Less Lethal products line into our portfolio.

Intellectual Property

Our success and ability to compete effectively depends, in part, on our ability to protect our proprietary technology and to establish and adequately protect our intellectual property rights. To establish and protect our proprietary rights, we rely upon a combination of patent, copyright, trade secret and trademark laws and contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements. We maintain a policy requiring certain of our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements as needed to control access to our proprietary information.

We have 59 active issued patents and five trademarks protecting our proprietary brands, including one patent and one trademark obtained through the acquisition of Mission Less Lethal in May 2021. We continue to review our product development efforts to assess the existence and patentability of new intellectual property. In addition, through the acquisition of Mission Less Lethal, we now hold exclusive rights to use all of the intellectual property of Kore Outdoor, Inc. (the previous owner of Mission Less Lethal) for non-lethal applications. We also believe that our know-how in complex manufacturing utilizing precision components is a key element of our intellectual property.

Our Competition

Our non-lethal security products compete with manufacturers of:

•Conductive energy devices, including Axon Enterprise, Inc., which sells the TASER device;

•Other handheld CO2-powered launchers of chemical irritant projectiles, including United Tactical Systems, LLC, which sells products under the PepperBall brand; and

•Remote restraint devices, including Wrap Technologies, Inc.

In addition, manufacturers of traditional firearms may introduce products competitive with ours. Many of our existing and potential competitors benefit from strong brand recognition, broad product lines, well-established distribution, loyal resellers and customers and significant financial resources. We expect to encounter new competitors as the non-lethal security market grows and as we enter new markets both domestically and internationally. We believe our Byrna line of products is competitive in terms of price, quality, appearance, features, performance and reliability, but we must continue to innovate and increase brand awareness in order to stay competitive.

Our Properties

Our corporate headquarters is located at 100 Burtt Road, Suite 115, Andover, Massachusetts. We also have a manufacturing and distribution center in located at 5020 Industrial Rd, Fort Wayne, Indiana. We also have properties located in Pretoria, South Africa where we manufacture some of our products, and Las Vegas, Nevada which houses a sales and marketing center. All of our properties are leased.

Our Employees

As of May 31, 2021, we had approximately 175 full and part-time employees, including 117 in manufacturing and distribution. We believe that our employee relations are good. We expect to continue expanding our employee base to support our growth plans.

MANAGEMENT

Directors and Executive Officers

As of the date of this prospectus, our directors and named executive officers are as follows:

Bryan Ganz	63	Chief Executive Officer, President, Chairman of the Board of Directors and Director
Paul Jensen	66	Director
Herbert Hughes	61	Director
Chris Lavern Reed	52	Director
Clive Denis Bode	77	Director
David North	57	Chief Financial Officer
Lisa Wager	62	Chief Legal Officer, Corporate Secretary
Michael Wager	70	Chief Strategy Officer

Directors

Paul Jensen has been our Director since July 13, 2018. Mr. Jensen first joined us as our President and Chief Operating Officer on October 1, 2017 and served as our Chief Executive Officer from July 13, 2018 until he retired on April 1, 2019. From April 2008 to June 2017, Mr. Jensen served as chief executive officer of HALO Maritime Defense Systems (“HALO”), a technology company he co-founded that provides advanced marine automated security systems. Prior to HALO, Mr. Jensen worked for Nypro Inc., a plastics injection molding contract manufacturer. Mr. Jensen also served in the United States Army, with 9 years of active duty serving in command positions with the 82nd Airborne Division and XVIII Airborne Corps and at the U.S. Military Academy, as an Assistant Professor of Chemistry. Mr. Jensen graduated from the United States Military Academy at West Point and received a M.S. in Chemistry from M.I.T. and a M.B.A. from Golden Gate University. Mr. Jensen is a graduate of the Senior Executive Program at the University of Tennessee, has served on the adjunct faculty at the Fuqua School of Business, Duke University, and is a Hertz Fellow.

Herbert Hughes has been our Director since July 9, 2019. Mr. Hughes has over 30 years of experience in the financial industry as an advisor and leader of a diverse range of businesses. Since March 2017, Mr. Hughes has been the chief financial officer of Wormhole Labs, a technology company in augmented reality and gaming industry and serves on its board of directors. Mr. Hughes has also been a managing director of HHM Capital, since 2005, a financial institution which provides investment banking and advisory services to ultra-high net worth individuals and families. From March 2015 to June 2019, Mr. Hughes was the chief executive officer of Domino Sands, an oil service business. Mr. Hughes also served as the Head of Derivatives and Capital Allocation at Bass Brothers Investments from 1995 to 2003, Portfolio Manager at Weston Capital of Paloma Partners from 1991 to 1995, Partner at Paramount Capital Group from 1985-1991, and trader at Kidder Peabody from 1982 to 1985. Mr. Hughes received a B.A. in 1982 from Harvard University.

Chris Lavern Reed has been our Director since 2020. Mr. Reed was a partner of Garcia Reed Investments, LLC, a real estate management entity, from April 2012, and managing partner from 2018, until January 2021. Mr. Reed has also served as an annuitant for the U.S. Department of State, overseeing classified investigations, since October 2018. From December 2016 to July 2018, Mr. Reed served as the special agent in charge and director of the United States Agency of International Development in the Office of the Inspector General (“USAID OIG”). Prior to his employment at the USAID OIG, Mr. Reed served with the U.S. Department of Justice, Bureau of Alcohol, Tobacco, Firearms and Explosives. Mr. Reed is veteran of the U.S. Marine Corps. Mr. Reed holds a B.A. from Indiana University, an M.A. from Northern Arizona University and an M.B.A. from Champlain College. He also is a graduate of the Congressional Fellow Program from Georgetown University and the Executive Development Program from Columbia University.

Clive Denis Bode has been our Director since November 2020. From 2017 through present, Mr. Bode has served as Chief Legal Advisor to Tarrant Management, LLC and as Chief Legal Officer for David Bonderman’s family office. Mr. Bode is also a Partner in TPG Capital (since 2001) and has served as its Chief Legal Officer (from 2001 to 2017). From 1986 through 2001, Mr. Bode served as Senior Advisor to the Bass Organization. Mr. Bode was an attorney at Vinson and Elkins from 1977 through 1986 (partner from 1984 through 1986). Mr. Bode is a director of BGH, LLC (since 2019), Far-Eastern Shipping Company PLC (from 2014-2018), TPG Capital (UK) Ltd. (since 2015), and has served as a director of various other TPG portfolio companies beginning in or about 2015. In addition, Mr. Bode served on the Board of La Quinta Corporation and the board of directors of La Quinta Properties, Inc. from 1999 through 2018 (Chair from 1999 through 2004). Mr. Bode received a B.A. from Oakland University (Michigan) and J.D. from The University of Michigan Law School.

Executive Officers

Bryan Scott Ganz became our President effective July 13, 2018, Chief Executive Officer effective April 1, 2019 and has been our Director since June 2016. Mr. Ganz brings more than 30 years of global business experience in sales management, manufacturing, new product design and development, as well as mergers and acquisitions. Mr. Ganz had been the founder of MITL, an industrial tire company sold to Trelleborg in 2012. From 1991 to 2009 Mr. Ganz held a number of roles culminating with CEO of GPX International, Inc. and its predecessor Galaxy Tire Inc. Mr. Ganz started his career at Paramount Capital Group where he was a partner from 1985 to 1991. Mr. Ganz is the founder and majority shareholder of Northeast Industrial Partners LLC, a holding company that owns and operates privately held businesses. In addition, he is a principal in Scudder Bay Capital LLC, a captive private REIT. Mr. Ganz has a J.D. from Columbia Law School where he was a Harlan Fiske Stone Scholar and a B.S. in Business Administration from Georgetown University.

David North was named our Chief Financial Officer effective August 31, 2020. He previously served as Vice President and Corporate Controller, from October 2017 to January 2020, at Velcro Group Corp., a multinational manufacturer with operations in North America, South America, Asia and Europe. From July 2011 to October 2017, Mr. North served as Corporate Controller for the L.S. Starrett Company (NYSE:SCX), a manufacturer of measurement tools with operations in North America, Brazil, China and Europe. Mr. North began his career at Deloitte and Touche. He holds a B.A. from Dartmouth College, a M.S. in Accounting from New York University, and is a Certified Public Accountant registered in the state of New York.

Lisa Wager was named our Chief Legal Officer effective October 29, 2018 and Corporate Secretary since April 1, 2019. Ms. Wager has not had any other employment during the prior three years. Previously, Ms. Wager was a Partner at Morgan Lewis. Ms. Wager has a J.D. from Columbia Law School where she was a Harlan Fiske Stone and B.S. from Union College.

Michael Wager was named our Chief Strategy Officer, effective June 28, 2021. From January 2018 to present, Mr. Wager has served as Senior Counsel to Taft, Stettinius & Hollister LLP (Partner, 2011-2017), outside legal counsel to the Company. In addition, from 1988 to present, Mr. Wager has served on the board of Michael Anthony Holdings, Inc. (formerly Michael Anthony Jewelers, Inc. (NASDAQ:MAJJ) and on the board of Cascal N.V. (NYSE:HOO) from 2008 to 2010.

He was a member of the board of the Cleveland-Cuyahoga County Port Authority from 2002 to 2009 (Chair, 2008-2009). Mr. Wager received his B.A. from The American University, M.A. from Columbia University, and J.D. from New York University School of Law.

Family Relationships

There are no family relationships between any of our directors and executive officers, except Lisa Wager, our Chief Legal Officer and Secretary, and Michael Wager, our Chief Strategy Officer, are first cousins by marriage.

Board Committees

We have established an Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. The composition and responsibilities of each of the committees of our Board of Directors is described below. Members serve on these committees until their resignation or until otherwise determined by our Board of Directors. Our Board of Directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our Audit Committee is responsible for, among other things, assisting our Board of Directors with oversight of: (1) the integrity of our financial statements; (2) legal, ethical and risk management compliance programs; (3) our systems of internal accounting and financial reporting control; (4) our independent registered public accounting firm’s qualifications and independence and performance. Our Audit Committee has the direct authority and responsibility to appoint, compensate, oversee and where appropriate, replace or retain our independent registered public accounting firm. Our Audit Committee is established in accordance with Section 3(a)(58)(A) of the Exchange Act.

As of the date of this prospectus, the members of our Audit Committee are Herbert Hughes (Chair), Clive Denis Bode and Chris Lavern Reed. Each of these Committee members is “independent” within the meaning of Rule 10A-3 under the Exchange Act. Our board has determined that Herbert Hughes is an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Herbert Hughes serves as Chairman of our Audit Committee.

Compensation Committee

Our Compensation Committee is responsible for, among other things, reviewing and recommending to our Board of Directors: (1) compensation levels of our Chief Executive Officer and other executive officers, including salary rates, participation in incentive compensation plans and other forms of compensation; (2) reviewing and approving on an annual basis the corporate goals and objectives with respect to compensation for our executive officers; and (3) the compensation of our outside directors. The Compensation Committee also administers our equity incentive plans.

Many key compensation decisions are made during the first quarter of the fiscal year as the Compensation Committee meets to: (1) review performance for the prior year, determine awards under our incentive plans, and set compensation targets and objectives for the coming year. However, our Compensation Committee also views compensation as an ongoing process and may convene special meetings in addition to its regularly scheduled meetings throughout the year for purposes of evaluation, planning and appropriate action.

As of the date of this prospectus, the members of our Compensation Committee are Clive Denis Bode (Chair) and Herbert Hughes. Each of these Committee members is “independent” within the meaning of Rule 10A-3 under the Exchange Act. In addition, each member of our Compensation Committee qualifies as a “non-employee director” under Rule 16b-3 of the Exchange Act.

Nominating and Corporate Governance Committee

Our Nominating and Governance Committee is responsible for assisting our Board of Directors by: (1) identifying individuals qualified to become members of our Board of Directors and its committees; (2) recommending to our Board of Directors nominees for election to the Board at the annual meeting of stockholders; and (3) assisting our Board of Directors in assessing director performance and the effectiveness of the Board of Directors as a whole.

As of the date of this prospectus, the members of our Nominating and Corporate Governance Committee are Paul Jensen (Chair), Chris Lavern and Clive Denis Bode.

Director Independence

Our Board of Directors is comprised of a majority of independent directors as defined in Rule 5605(a)(2) of the Marketplace Rules of the Nasdaq. Our Board of Directors has reviewed the independence of our directors under the applicable standards of Nasdaq. Based on this review, our Board of Directors determined that each of the following directors is independent under those standards: Herbert Hughes, Chris Reed, and Clive Bode.

Codes of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, including our Chief Executive Officer and Chief Financial Officer. A copy of our Code of Business Conduct and Ethics is available free of charge on our website at ir.byrna.com. We intend to disclose any amendment to or waiver from a provision of our Code of Business Conduct and Ethics that requires disclosure on our website at ir.byrna.com. We also have a formal Whistleblower Policy and Insider Trading Policy.

Compensation Committee Interlocks and Insider Participation

During 2021, our Board of Directors participated in deliberations concerning executive officer compensation. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our Board of Directors or compensation committee.

Limitation of Liability and Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee, or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. To the extent that a present or former officer or director is successful on the merits or otherwise in the defense of any action, suit, or proceeding referred to above, or in the defense of any claim, issue, or matter therein, the corporation must indemnify him or her against the expenses (including attorneys’ fees) that such officer or director has actually and reasonably incurred. Our Certificate of Incorporation, as amended, provides that our directors will not be personally liable to the company or our stockholders except for liability (i) for any breach of the director’s duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived improper personal benefit. In addition, our Bylaws, as amended, provides for the indemnification of our directors and officers to the fullest extent permitted by law.

Section 102(b)(7) of the DGCL permits a corporation to provide in its Certificate of Incorporation, as amended, that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•breach of a director’s duty of loyalty to the corporation or its stockholders;

•act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•unlawful payment of dividends or redemption of shares; or

•transaction from which the director derives an improper personal benefit.

Our Bylaws, as amended, provide that expenses incurred by any director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us, provided such director must repay amounts in excess of the indemnification such director is ultimately entitled to.

We expect to enter into indemnification agreements with our directors, executive officers and certain other officers and agents pursuant to which they are provided indemnification rights that are broader than the specific indemnification provisions contained in the DGCL.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered on the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such director receives notice of the unlawful actions.

Non-Employee Director Compensation

Compensation of Directors

The following table summarizes the director compensation for all of our non-employee directors who served at any time during fiscal year 2020:

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Paul Jensen	$60,000	45,880	—	—	—	$105,880
Herbert Hughes	65,000	45,880	—	—	—	110,880
Chris Lavern Reed	13,750	11,470	—	—	—	25,220
Clive Bode	—	—	—	—	—	—
Karen Bowling(1)	55,000	45,880	—	—	—	100,880
Donald Levantin(1)	58,750	45,880	—	—	—	104,630
Beatrice Mitchell(1)	55,000	45,880	—	—	—	100,880
Vladimir Kitaygorodsky(1)	35,833	26,763	—	—	—	62,596

(1)Director did not stand for reelection at the 2020 Annual Meeting of Stockholders.

During the year ended November 30, 2020, stock and cash compensation granted to each non-employee member of the Board of Directors was determined by the Compensation Committee after consultation with an outside consultant based on certain criteria including peer data and goals including incentive and retention (discussed above). Each director who served a full year received 3,100 shares and $55,000, and each director who served less than a full year received a pro-rated portion of the same. In addition, fixed cash amounts were granted to the chairs of the board committees and, where chairs changed during the year, such amount was divided pro rata based on months served.

EXECUTIVE COMPENSATION

Our Compensation Philosophy

Our compensation philosophy is to compensate all employees (including our named executive officers) at a level sufficient to attract, motivate, and retain the talent we need to achieve or surpass our short-term and long-term goals for our business, without promoting irresponsible behavior. Guided by this philosophy, our pay and benefits practices reflect our vision and values, and the general condition of the economy, and are built on a framework of pay-for-performance, comprehensive position evaluations, and market-competitiveness. Executive management, with approval of our Board of Directors, fulfills our responsibility to promote the best interests of our stockholders through the execution of sensible compensation principles and practices.

Compensation Process

Our Compensation Committee is independent and involved. Each member of the committee is an independent director and is a non-employee director under the applicable rules of Nasdaq and the SEC, respectively. In fulfilling its duties and responsibilities, the Compensation Committee may consult with members of management and hire independent consultants. In addition, our Chief Executive Officer works with our Compensation Committee in making recommendations regarding our overall compensation policies and plans as well as specific compensation levels for our other officers and key employees, other than the Chief Executive Officer. Executives are not present for discussion of or decisions on their own compensation.

Compensation Components

We utilize three general forms of compensation for our named executive officers: base salary, short-term incentive compensation, and long-term incentive compensation. We deliver compensation at various levels of the organization in different ways.

Base salary

We pay base salaries to attract and retain talented employees, including our named executive officers. Base salary increases are driven primarily by demonstrated value to our organization and are reviewed annually and adjusted from time to time, based on a review of market data and an assessment of company, business unit and individual performance and experience. Merit increases are awarded based on the performance of the employee.

Short-Term Incentives

We pay annual cash incentive compensation to our executive officers related to individual performance targets. We balance the security provided by base salary with the “at-risk” feature of annual incentive compensation to attract and retain top quality employees and provide proper incentive to enhance the value of our common stock for our stockholders.

Long-Term Incentives

We link compensation levels with performance results and ensure sustained alignment with stockholder interests by providing equity-based awards to our executive officers under our 2020 Equity Incentive Plan and previously issued under our 2017 Equity Incentive Plan. In addition, we believe equity awards provide an important retention tool for our executive officers because the awards are subject to multi-year performance periods and vesting. Awards under this plan consist of equity-based awards, including restricted stock, restricted share units, stock appreciation rights and stock options.

Summary Compensation Table

The following table sets forth all compensation paid to our named executive officers at the end of the fiscal years ended November 30, 2020 and 2019. Individuals we refer to as our “named executive officers” include our Chief Executive Officer and our two other most highly compensated other executive officers whose salary and bonus for services rendered in all capacities exceeded $100,000 during the fiscal year ended November 30, 2020. The table below and associated footnotes reflect the Reverse Stock Split.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Bryan Ganz(3) President and Chief Executive Officer	2020 2019	345,000 100,000	362,500 —	3,347,529 95,000	— 104,580	— —	— —	— 109,833	4,055,029 409,413
David North(4) Chief Financial Officer	2020 2019	62,500 —	25,288 —	375,519 —	— —	— —	— —	— —	463,307 —
Lisa Wager(5) Chief Legal Officer and Secretary	2020 2019	202,078 75,000	45,000 —	1,023,949 23,750	— 104,580	— —	— —	— 90,000	1,271,027 293,330

Notes:

(1)All stock-based awards for the year ended November 30, 2020 were restricted stock units that have not vested and will not vest unless the employee continues to be employed by us for three years from the grant date, in addition to other market conditions See Note 15, “Stock-Based Compensation,” in our Notes to Condensed Consolidated Financial Statements for additional information. All stock-based awards for the year ended November 30, 2019 were grants of fully vested common stock.

(2)Options have been valued using Black-Scholes methodology. The following assumptions were made for purposes of calculating the value of options-based awards: a projected dividend of zero; forfeiture rate of zero. The actual value realized, if any, on option/warrant exercises will be dependent on overall market conditions and the future performance of our business and our common stock.

(3)Mr. Ganz was appointed Chief Executive Officer effective April 1, 2019. For his services as a consultant from December 1, 2019 through June 30, 2019 as President and effective April 1, 2019 as CEO, Mr. Ganz was paid $109,833, consisting of 33,333 shares of our stock and 52.5 units of the private placements we closed May and July of 2019. Additionally, effective July 1, 2019, Mr. Ganz became an employee with an annual base salary of $240,000 and has since been paid a pro-rata portion of his salary. In December 2019, Mr. Ganz was granted a bonus for his 2019 services consisting of 60,000 incentive stock options with a term of 5 years and an exercise price of $1.90, and 50,000 shares of restricted common stock. Because the December 2019 grants were for services rendered in the 2019 Fiscal Year, they are included for informational purposes in this chart. They are not, however, reflected in our financial statements for the year ended November 30, 2019 because they were not granted until the 2020 Fiscal Year and, in accordance with GAAP, were not expensed in the 2019 Fiscal Year. Mr. Ganz’s salary was increased to $450,000 effective June 1, 2020. Refer to Employment Agreements below for a description of Mr. Ganz’s current employment agreement.

(4)David North became our Chief Financial Officer in August 2020 and his 2020 salary is pro-rated for such period of time.

(5)For consulting services from December 1, 2018 through June 30, 2019, Ms. Wager was paid a total of $90,000 consisting of 25,000 shares of our stock and 42.5 units of the private placements we closed May and July of 2019. Effective July 1, 2019, Ms. Wager became an employee with an annual base salary of $180,000. In December 2019, Ms. Wager was issued a bonus for her services rendered in fiscal 2019 consisting of 60,000 incentive stock options with a term of 5 years and an exercise price of $1.90, and 12,500 shares of restricted common stock. Because the December 2019 grants were for services rendered in the 2019 Fiscal Year, they are included for informational purposes in this chart. They are not, however, reflected in our financial statements for the year ended November 30, 2019 because they were not granted until the 2020 Fiscal Year and, in accordance with GAAP, were not expensed in the 2019 Fiscal Year. Ms. Wager’s salary was increased to $225,000 effective June 1, 2020.

Employment Agreements

Bryan Ganz

Our Board of Directors approved and stockholders ratified on November 19, 2020 an employment agreement with Bryan Ganz to be effective August 31, 2020 (the “Ganz Agreement”). The Ganz Agreement provides that Mr. Ganz will be paid an annual salary for $450,000, and a target bonus of 100% of his base salary, subject to his achievement of criteria established by the Compensation Committee. In addition, in consideration of Mr. Ganz’s rendering of services thereunder, Byrna issued to Mr. Ganz 900,000 RSUs under the 2020 Plan, which RSUs will vest one-third when Byrna’s stock trades above $20.00 on a 20-day closing volume weighted average price (“VWAP”), one-third when Byrna’s stock trades above $30.00 on a 20-day VWAP, and one-third when Byrna’s stock trades above $40.00 on a 20-day VWAP; provided, that Mr. Ganz must remain employed by Byrna for three years from the effective date of the Ganz Agreement (subject to certain terms therein). As of May 31, 2021, the market trigger for one-third of the RSUs has been achieved. Mr. Ganz is also entitled to participate in employee benefit plans maintained by Byrna on behalf of its employees.

The Ganz Agreement has a three-year term, with optional renewal by mutual agreement of Byrna and Mr. Ganz. In connection with the Ganz Agreement, Byrna and Mr. Ganz entered into a Non-competition and Non-solicitation Agreement, covering a period of 12 months from the date of termination of Mr. Ganz’ employment.

The severance provisions applicable to Mr. Ganz are discussed below under “Potential Payments upon Termination or Change of Control.”

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning the outstanding equity awards of each of the Named Executive Officers as of November 30, 2020. The table below and associated footnotes reflect the Reverse Stock Split:

Stock Awards

Name (a)	Number of securities underlying unexercised options (#) exercisable (b)	Number of securities underlying unexercised options (#) unexercisable (c)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#) (d)	Option exercise price ($) (e)	Option expiration date (f)	Number of shares or units of stock that have not vested (#) (g)	Market value of shares or units of stock that have not vested ($) (h)(2)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#) (i)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($) (j)
Bryan Ganz(1)	60,000	—	—	$1.90	12/30/2024	900,000	$3,347,539	—	—
David North	—	—	—	—	—	60,000	375,519	—	—
Lisa Wager(1)	60,000	—	—	1.90	12/30/2024	150,000	1,023,949	—	—

(1)As of December 31, 2020, the restricted stock units granted to Messrs. Ganz and North and Ms. Wager were subject to vesting conditions as follows: one-third of the RSUs will vest when Byrna’s stock trades above $20.00 on a 20-day volume weighted average closing price (“VWAP”), the second one-third of the RSUs will be triggered when Byrna’s stock trades above $30.00 on a 20-day VWAP, and the final one-third of the RSUs will be triggered when Byrna’s stock trades above $40.00 on a 20-day VWAP (as adjusted for the Reverse Stock Split), subject to the executive officer’s continued employment until each respective vesting date.

(2)To determine the grant-date fair value of these stock-based payment awards, we used the Monte Carlo simulation model.

Potential Payments upon Termination or Change of Control

In the event of termination of the Employment Agreement by Mr. Ganz for good reason or by Byrna without cause, Mr. Ganz will be entitled to receive (subject to his execution of a release): (a) the accrued amounts (i.e. any accrued but unpaid base salary and accrued by unused vacation, reimbursement for business expenses properly incurred, and employee benefits to which Mr. Ganz is entitled under employee benefit plans as of the termination date); (b) twelve months base salary plus an amount equal to the target bonus amount; (c) extended time to satisfy the price vesting triggers on the RSUs; and (d) reimbursement for monthly COBRA premiums paid by Mr. Ganz until the earliest of (i) the twelve month anniversary of the termination, (ii) termination of COBRA eligibility; and (iii) the date on which Mr. Ganz becomes eligible to receive substantially similar coverage from another source.

Equity Compensation Plans

The following description of the principal terms of the 2020 Plan, which governs all outstanding awards (and which replaced all previous plans), is a summary and is qualified in its entirety by the full text of the 2020 Plan, which is attached as Annex B to our Proxy Statement filed with the SEC on November 13, 2020.

Administration. In general, the 2020 Plan will be administered by the Compensation Committee of our Board. The Compensation Committee will determine the persons to whom options to purchase shares of our Common Stock, stock appreciation rights (SARs), restricted stock units (“RSUs”), and restricted or unrestricted shares of our Common Stock may be granted. The Compensation Committee may also establish rules and regulations for the administration of the 2020 Plan and amendments or modifications of outstanding awards, subject to stockholder approval where required under applicable laws. The Compensation Committee may delegate authority to the chief executive officer and/or other executive officers to grant options and other awards to employees (other than themselves), subject to applicable law and the 2020 Plan. No options, stock purchase rights or awards may be made under the 2020 Plan on or after October 23, 2030, but the 2020 Plan will continue thereafter while previously granted options, SARs or other awards remain outstanding.

Eligibility. Persons eligible to receive options, SARs or other awards under the 2020 Plan are those employees, officers, directors, consultants, advisors and other individual service providers of our Company and our subsidiaries who, in the opinion of the Compensation Committee, are in a position to contribute to our success, or any person who is determined by the Compensation Committee to be a prospective employee, officer, director, consultant, advisor or other individual service provider of us or any of our subsidiaries. As awards under the 2020 Plan are within the discretion of the Compensation Committee, we cannot determine how many individuals in each of the categories described above will receive awards.

Shares Subject to the 2020 Plan. The aggregate number of shares of Common Stock available for issuance in connection with options and other awards granted under the 2020 Plan is 2,500,000.

“Incentive stock options,” or “ISOs,” that are intended to meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), may be granted under the 2020 Plan with respect to all of the 2,500,000 shares of Common Stock authorized for issuance under the 2020 Plan. If any option or SAR granted under the 2020 Plan terminates without having been exercised in full or if any award is forfeited, or is settled in cash, the number of shares of Common Stock as to which such option or award was forfeited, withheld or paid, will be available for future grants under the 2020 Plan.

The number of shares authorized for issuance under the 2020 Plan and the foregoing share limitations are subject to customary adjustments for stock splits, stock dividends or similar transactions.

Terms and Conditions of Options. The Compensation Committee will determine the exercise price of options granted under the 2020 Plan. The exercise price of stock options may not be less than the fair market value per share of our Common Stock on the date of grant (or 110% of fair market value in the case of ISOs granted to a ten-percent stockholder).

If on the date of grant the Common Stock is listed on a stock exchange or is quoted on the automated quotation system of Nasdaq Capital Market, the fair market value will generally be the closing sale price on the date of grant (or the last trading day on which trades were made before the date of grant if no trades occurred on the date of grant), or if the Common Stock is not listed on a national securities exchange, the fair market value will be the mean between the bid and offered prices as quoted by any nationally recognized interdealer quotation system for such date or, in the absence of quoted bid and offered prices on such date, the mean between the bid and offered prices as quoted on the immediately preceding date on which such amounts were quoted. If no such prices are available, the fair market value will be determined in good faith by the Compensation Committee based on the reasonable application of a reasonable valuation method.

No option may be exercisable for more than ten years (five years in the case of an ISO granted to a ten-percent stockholder) from the date of grant. Options granted under the 2020 Plan will be exercisable at such time or times as the Compensation Committee prescribes at the time of grant. No employee may receive ISOs that first become exercisable in any calendar year in an amount exceeding $100,000. The Compensation Committee may, in its discretion, permit a holder of an option to exercise the option before it has otherwise become exercisable, in which case the shares of our Common Stock issued to the recipient will continue to be subject to the vesting requirements that applied to the option before exercise.

Generally, the option price may be paid (a) in cash or cash equivalent, or (b) by such other means as the Compensation Committee may accept. The Compensation Committee is also authorized to establish a cashless exercise program and to permit the exercise price (or tax withholding obligations) to be satisfied by reducing from the shares otherwise issuable upon exercise a number of shares having a fair market value equal to the exercise price.

No option may be transferred other than by will or by the laws of descent and distribution, and during a recipient’s lifetime, an option may be exercised only by the recipient. However, the Compensation Committee may permit the holder of an option (other than an ISO), SAR or other award to transfer the option, right or other award to immediate family members or a family trust for estate planning purposes. The Compensation Committee will determine the extent to which a holder of a stock option may exercise the option following termination of service with us.

Stock Appreciation Rights. The Compensation Committee may grant SARs, independent of or in connection with an option. The Compensation Committee will determine the other terms applicable to SARs. The strike price per share of a SAR will be determined by the Compensation Committee, but the strike price may not be less than the fair market value per share of our Common Stock on the date of grant of the SAR. The maximum term of any SAR granted under the 2020 Plan is ten years from the date of grant. Generally, each SAR will entitle a participant upon exercise to an amount equal to: the number of shares of Common Stock subject to the SAR that are being exercised multiplied by the excess, if any, of the fair market value of one share of Common Stock on the exercise date over the applicable strike price, less an amount equal to any applicable federal, state, local and non-U.S. income and employment taxes required to be withheld. We shall pay such amount in cash, in shares of Common Stock valued at fair market value, or any combination thereof, as determined by the Committee. Any fractional shares of Common Stock shall be settled in cash.

Restricted Stock and Restricted Stock Units. The Compensation Committee may award restricted shares of Common Stock and/or RSUs under the 2020 Plan. Restricted stock awards consist of shares of stock that are transferred to a participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs confer the right to receive shares of our Common Stock, cash, or a combination of shares and cash, at a future date upon or following the attainment of certain conditions specified by the Compensation Committee. The restrictions and conditions applicable to each award of restricted stock or RSUs may include market and/or performance-based conditions. Dividends with respect to restricted stock may be paid to the holder of the shares as and when dividends are paid to stockholders or at the time that the restricted stock vests, as determined by the Compensation Committee. Dividend equivalent amounts may be paid with respect to RSUs either when cash dividends are paid to stockholders or when the RSUs vest. Unless the Compensation Committee determines otherwise, holders of restricted stock will have the right to vote the shares.

Other Stock-Based Awards. The Compensation Committee may award other types of equity-based awards under the 2020 Plan, including the grant of shares of our Common Stock that do not have vesting requirements.

Effect of Certain Corporate Transactions. The Compensation Committee may, at the time of the grant of an award, provide for the effect of a change in control (as defined in the 2020 Plan) on any award, including (i) accelerating or extending the time periods for exercising, vesting in, or realizing gain from any award, (ii) eliminating or modifying the performance or other conditions of an award, or (iii) providing for the cash settlement of an award for an equivalent cash value, as determined by the Compensation Committee. The Compensation Committee may, in its discretion and without the need for the consent of any recipient of an award, also take one or more of the following actions contingent upon the occurrence of a change in control: (a) cause any or all outstanding options and SARs to become immediately exercisable, in whole or in part; (b) cause any other awards to become non-forfeitable, in whole or in part; (c) cancel any option or SAR in exchange for a substitute option; (d) cancel any award of restricted stock, or RSUs, in exchange for a similar award of the capital stock of any successor corporation; (e) cancel or terminate any award for cash and/or other substitute consideration in exchange for an amount of cash and/or property equal to the amount, if any, that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the change in control, but if the change in control consideration with respect to any option or SAR does not exceed its exercise price or strike price, as applicable, the option or SAR may be canceled without payment of any consideration; or (f) make such other modifications, adjustments or amendments to outstanding awards as the Compensation Committee deems necessary or appropriate.

Amendment, Termination. Our Board may at any time amend the 2020 Plan for the purpose of satisfying the requirements of the Code, or other applicable law or regulation or for any other legal purpose, provided that, without the consent of our stockholders, the Board may not (a) increase the number of shares of Common Stock available under the 2020 Plan, (b) change the group of individuals eligible to receive options, SARs and/or other awards, or (c) extend the term of the 2020 Plan.

Other Information

A “new plan benefits” table, as described in the SEC’s proxy rules, is not provided because the grant of options and other awards under the 2020 Plan is discretionary, and we cannot determine now the specific number or type of options or awards to be granted in the future to any particular person or group. However, please refer to “Executive Compensation” in this proxy statement, which provides information on the grants made in the previous fiscal year under the 2017 Plan, and please refer to the description of grants made to our non-employee directors under the 2017 Plan in the last previous year under the heading “Director Compensation” in this proxy statement.

U.S. Federal Income Tax Consequences

Following is a summary of the U.S. federal income tax consequences of option and other grants under the 2020 Plan. Optionees and recipients of other rights and awards granted under the 2020 Plan are advised to consult their personal tax advisors before exercising an option or SAR or disposing of any stock received pursuant to the exercise of an option or SAR or following the vesting and payment of any award. In addition, the following summary is based upon an analysis of the Code as currently in effect, existing laws, judicial decisions, administrative rulings, regulations and proposed regulations, all of which are subject to change and does not address state, local, foreign or other tax laws.

Treatment of Options

The Code treats incentive stock options and nonstatutory stock options differently. However, as to both types of options, no income will be recognized to the optionee at the time of the grant of the options under the 2020 Plan, nor will our Company be entitled to a tax deduction at that time.

Generally, upon exercise of a nonstatutory stock option (including an option intended to be an incentive stock option but which has not continued to so qualify at the time of exercise), an optionee will recognize ordinary income tax on the excess of the fair market value of the stock on the exercise date over the exercise price. Our Company will be entitled to a tax deduction in an amount equal to the ordinary income recognized by the optionee in the fiscal year which includes the end of the optionee’s taxable year. We will be required to satisfy applicable withholding requirements in order to be entitled to a tax deduction. In general, if an optionee, in exercising a nonstatutory stock option, tenders shares of our Common Stock in partial or full payment of the exercise price, no gain or loss will be recognized on the tender. However, if the tendered shares were previously acquired upon the exercise of an incentive stock option and the tender is within two years from the date of grant or one year after the date of exercise of the incentive stock option, the tender will be a disqualifying disposition of the shares acquired upon exercise of the incentive stock option.

For incentive stock options, there is no taxable income to an optionee at the time of exercise. However, the excess of the fair market value of the stock on the date of exercise over the exercise price will be taken into account in determining whether the “alternative minimum tax” will apply for the year of exercise. If the shares acquired upon exercise are held until at least two years from the date of grant and more than one year from the date of exercise, any gain or loss upon the sale of such shares, if held as capital assets, will be long-term capital gain or loss (measured by the difference between the sales price of the stock and the exercise price). Under current federal income tax law, a long-term capital gain will be taxed at a rate which is less than the maximum rate of tax on ordinary income. If the two-year and one-year holding period requirements are not met (a “disqualifying disposition”), an optionee will recognize ordinary income in the year of disposition in an amount equal to the lesser of (i) the fair market value of the stock on the date of exercise minus the exercise price or (ii) the amount realized on disposition minus the exercise price. The remainder of the gain will be treated as long-term capital gain, depending upon whether the stock has been held for more than a year. If an optionee makes a disqualifying disposition, our Company will be entitled to a tax deduction equal to the amount of ordinary income recognized by the optionee.

In general, if an optionee, in exercising an incentive stock option, tenders shares of Common Stock in partial or full payment of the exercise price, no gain or loss will be recognized on the tender. However, if the tendered shares were previously acquired upon the exercise of another incentive stock option and the tender is within two years from the date of grant or one year after the date of exercise of the other option, the tender will be a disqualifying disposition of the shares acquired upon exercise of the other option.

As noted above, the exercise of an incentive stock option could subject an optionee to the alternative minimum tax. The application of the alternative minimum tax to any particular optionee depends upon the particular facts and circumstances which exist with respect to the optionee in the year of exercise. However, as a general rule, the amount by which the fair market value of the Common Stock on the date of exercise of an option exceeds the exercise price of the option will constitute an item of “adjustment” for purposes of determining the alternative minimum taxable income on which the alternative tax may be imposed. As such, this item will enter into the tax base on which the alternative minimum tax is computed, and may therefore cause the alternative minimum tax to become applicable in any given year.

Treatment of Stock Appreciation Rights

Generally, the recipient of a SAR will not recognize any income upon grant of the SAR, nor will our Company be entitled to a deduction at that time. Upon exercise of a SAR, the holder will recognize ordinary income, and our Company generally will be entitled to a corresponding deduction, equal to the excess of the fair market value of our Common Stock on the date of exercise over the strike price of the SAR.

Treatment of Restricted Stock and RSU Awards

Generally, absent an election to be taxed currently under Section 83(b) of the Code (a “Section 83(b) Election”), there will be no federal income tax consequences to either the recipient or our Company upon the grant of a restricted stock award or award of performance shares. At the expiration of the restriction period and the satisfaction of any other restrictions applicable to the restricted shares, the recipient will recognize ordinary income and our Company generally will be entitled to a corresponding deduction equal to the fair market value of the Common Stock at that time. If a Section 83(b) Election is made within 30 days after the date the restricted stock award is granted, the recipient will recognize an amount of ordinary income at the time of the receipt of the restricted shares, and our Company generally will be entitled to a corresponding deduction, equal to the fair market value (determined without regard to applicable restrictions) of the shares at such time, less any amount paid by the recipient for the shares. If a Section 83(b) Election is made, no additional income will be recognized by the recipient upon the lapse of restrictions on the shares (and prior to the sale of such shares), but, if the shares are subsequently forfeited, the recipient may not deduct the income that was recognized pursuant to the Section 83(b) Election at the time of the receipt of the shares.

The recipient of an unrestricted stock award will recognize ordinary income, and our Company generally will be entitled to a corresponding deduction, equal to the fair market value of our Common Stock that is the subject of the award when the award is made.

The recipient of a restricted stock unit will recognize ordinary income as and when the units vest. The amount of the income will be equal to the fair market value of the shares of our Common Stock issued at that time, and our Company will be entitled to a corresponding deduction. The recipient of a restricted stock unit will not be permitted to make a Section 83(b) Election with respect to such award.

Parachute Payments

The vesting of any portion of an option or other award that is accelerated due to the occurrence of a change of control may cause a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in Section 280G of the Code. Any such parachute payments may be non-deductible to us, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Section 409A

If an award under the 2020 Plan is subject to Section 409A of the Code, but does not comply with the requirements of Section 409A of the Code, the taxable events as described above could apply earlier than described, and could result in the imposition of additional taxes and penalties. Participants are urged to consult with their tax advisors regarding the applicability of Section 409A of the Code to their awards.

Tax Withholding

As and when appropriate, we shall have the right to require each optionee purchasing shares of Common Stock and each grantee receiving an award of shares of Common Stock under the 2020 Plan to pay any federal, state or local taxes required by law to be withheld.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

The following is a summary of transactions that occurred on or after November 30, 2018 to which we were a party, in which the amount involved exceeded 1% of our total assets, and in which any of our executive officers, directors, or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest. We believe the terms of the transactions described below were comparable to terms we could have obtained in arms’-length dealings with unrelated parties.

Each agreement described below is filed as an exhibit to the registration of which this prospectus forms a part, and the following descriptions are qualified by reference to such agreements.

On April 13, 2018, Byrna entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with André Buys pursuant to which we purchased certain intellectual property from Mr. Buys for consideration to consist of a first payment of cash at the closing and a second payment of $500,000 cash or $750,000 in Byrna’s common stock (the “Second Payment”), and engaged him as our Chief Technology Officer (“CTO”). Under the Purchase and Sale Agreement, we are prohibited from terminating Mr. Buys without cause prior to April 13, 2021. On December 19, 2019, Byrna and Buys entered into an amendment to the Agreement (the “Amendment”) which provided, among other things, that in lieu of the Second Payment, we would issue to Mr. Buys (and/or his designees) shares of restricted common stock of Byrna valued at $630,000 as soon after the effective date of the Amendment as it is approved by the Board of Directors. We also agreed to make an additional cash payment of $80,000 to Mr. Buys, which has been paid. Under the Amendment the number of shares to be issued was to be calculated based on the average closing price of our stock for the 20 days before the Amendment was signed and approved by the Board of Directors, both of which occurred on December 19, 2019. The Amendment also terminates Mr. Buys’ security interest in and reversionary rights to the intellectual property covered by the Agreement, modifies certain terms of the Purchase and Sale Agreement relating to royalties, raises Mr. Buys’ compensation as CTO to $12,500 per month and provides that, upon Mr. Buy’s relocation to Boston, he will become a full-time employee of Byrna and earn a salary of $14,000 per month plus certain benefits. We expensed $204,813 and $8,333 for royalties due to Mr. Buys during the years ended November 30, 2020 and 2019, respectively. We also recorded stock-based compensation expense of $16,909 during the years ended November 30, 2020 and 2019, respectively, related to stock options granted to Buys in 2018 to acquire 150,000 shares of common stock.

We subleased office premises at our Massachusetts headquarters to a corporation owned and controlled by Ganz beginning July 1, 2020. Monthly sublease payments will be equal to 15% of our operating costs. No sublease income was received during the year ended November 30, 2020. Sublease payments commenced on December 2020.

Related Person Transactions Policy and Procedure

Our audit committee must review and approve any related person transaction we propose to enter into. Our audit committee is responsible for overseeing the policies and procedures relating to transactions that may present actual, potential or perceived conflicts of interest and may raise questions as to whether such transactions are consistent with the best interest of our company and our stockholders. In addition, our audit committee will keep our independent auditors informed of our relationships and transactions with related parties that are significant.

Any potential related party transaction that is brought to the audit committee’s attention will be analyzed by the committee, in consultation with outside counsel or members of management, as appropriate, to determine whether the transaction or relationship does, in fact, constitute a related party transaction. At its meetings, the audit committee will be provided with the details of each new, existing or proposed related party transaction, including the terms of the transaction, the business purpose of the transaction and the benefits to us and to the relevant related party.

Participation in Directed Share Program

We expect that our directors, officers, employees and other individuals associated with us and members of their respective families and friends may be invited to purchase an aggregate of up to 5% of our common stock being sold in this offering in the directed share program. Please see “Underwriting—Directed Share Program” for more information regarding the directed share program.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of July 12, 2021 (giving effect to the Reverse Stock Split), information regarding beneficial ownership of our capital stock by:

•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•each of our named executive officers;

•each of our directors; and

•all of our current executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of the applicable security, including options that are currently exercisable or exercisable within 60 days of July 12, 2021. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable.

Our calculation of the percentage of beneficial ownership is based on 20,692,985 shares of our common stock issued and outstanding as of July 12, 2021.

Common stock subject to stock options currently exercisable or exercisable within 60 days of July 9, 2021, are deemed to be outstanding for computing the percentage ownership of the person holding these securities and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

Names and Address(1)	Common Stock	Percent of Class
Greater Than 5% Shareholders
Arthur Cohen	1,292,202	6.24%
Pierre Lapeyre Jr.	2,891,943	13.98%
Alan Meltzer(2)	1,282,202	6.20%
Directors, Nominees and Named Executive Officers
Bryan Scott Ganz(3)	1,092,645	5.27%
Lisa Wager(4)	224,587	1.08%
Clive Denis Bode	22,556		*
Herbert Hughes(5)	126,241		*
Paul Jensen(6)	288,269	1.39%
David North	—		*
Chris Lavern Reed	3,275		*
Michael Wager	6,917		*
All Directors, Nominees and Named Executive Officers as a group	1,757,573	8.46%

*Less than 1%

(1)Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Byrna Technologies Inc., 100 Burtt Road, Suite 115, Andover, Massachusetts 01810.

(2)Consists of (i) 584,132 shares held by the Alan L. Meltzer Revocable Trust, of which Mr. Meltzer is the trustee, (ii) 122,260 shares of our common stock owned by Mr. Meltzer in an individual retirement account, and (iii) 585,810 shares of our common stock owned by the Alan & Amy Meltzer Family Foundation.

(3)Consists of (i) 479,243 shares of common stock owned by Mr. Ganz in his individual capacity, (ii) 2,000 shares of our common stock owned by Mr. Ganz in an individual retirement account, (iii) 478,059 shares of common stock owned by Northeast Industrial Partners LLC, of which Mr. Ganz is the majority holder, (iv) 70,753 and 2,600 shares of common stock owned by the Judith Ganz Trust and the David Ganz Trust, respectively, of which Mr. Ganz is the trustee, and (v) options exercisable into 60,000 shares of our common stock within 60 days of July 12, 2021.

(4)Consists of (i) 126,427 shares of our common stock owned by Ms. Wager in her individual capacity (of which 270 shares are held in a custodial capacity in UGMA accounts), (ii) 38,160 shares of our common stock owned by Pacific Premier Trust Co. for the benefit of Ms. Wager’s individual retirement account, and (iii) options exercisable into 60,000 shares of our common stock within 60 days of July 12, 2021.

(5)Consists of (i) 4,100 shares of common stock owned by Mr. Hughes in his individual capacity, (ii) 83,586 shares of our common stock owned by Pacific Premier Trust Co. for the benefit of Mr. Hughes’ individual retirement account (iii) warrants exercisable into 21,054 shares of our common stock within 60 days of May 31, 2021, and (iv) options exercisable into 17,500 shares of our common stock within 60 days of July 12, 2021.

(6)Consists of (i) 279,519 shares of our common stock owned by Mr. Jensen and (ii) options exercisable into 8,750 shares of our common stock within 60 days of July 12, 2021.

DESCRIPTION OF REGISTRANT’S SECURITIES

The following description of Byrna capital stock is a summary only and is not a complete description of such terms. This description is subject to the detailed provisions of, and is qualified in its entirety by reference to, Delaware law, our Certificate of Incorporation, as amended, and our Bylaws, as amended. Our Certificate of Incorporation, as amended, and Bylaws, as amended, are filed with the SEC as exhibits to the Annual Report on Form 10-K for the fiscal year ended November 30, 2020, and will be sent to our stockholders free of charge upon written or telephonic request.

Authorized Capital Stock

Byrna’s authorized capital stock consists of 300,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Outstanding Capital Stock

As of May 31, 2021, there were 20,693,521 shares of our common stock issued and outstanding. The authorized but unissued shares of our common stock are available for future issuance without stockholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange. All of Byrna’s issued and outstanding shares of common stock are validly issued, fully paid and non-assessable.

Reverse Stock Split

On April 27, 2021, we effected a ten-for-one Reverse Stock Split. All owners of record as of April 27, 2021 received one issued and outstanding share of our common stock in exchange for 10 outstanding shares of our common stock. No fractional shares were issued in connection with the Reverse Stock Split. All fractional shares created by the ten-for-one exchange were rounded down to the next whole share, with cash paid in lieu of fractional shares. The Reverse Stock Split had no impact on the par value per share of our common stock, which remains at $0.001. All current and prior period amounts related to shares, share prices and loss per share, presented in our consolidated financial statements and the accompanying Notes have been restated for the Reverse Stock Split.

Byrna Common Stock

Except with respect to voting rights, conversion rights and certain distributions of our capital stock, holders of our common stock will rank equally with respect to distributions and have identical rights, preferences, privileges and restrictions, including the right to attend meetings and receive any information distributed by Byrna with respect to such meetings.

Dividends

Holders of our common stock are entitled to receive ratably such dividends as may be authorized by the Board and declared by Byrna from time to time out of legally available funds. In no event will any stock dividends or stock splits or combinations of stock be authorized, declared or made on common stock unless the shares of common stock are treated equally and identically.

The ability of the Board to authorize, and our ability to declare and pay, dividends on our common stock is subject to the laws of the State of Delaware and the terms of any senior securities (including the terms of our preferred stock) Byrna may then have outstanding.

Voting Rights

Each holder of our common stock is entitled to one vote for each share of record held on all matters submitted to a vote of our stockholders, except as otherwise required by law. Directors are elected by a majority of the votes cast at the meeting of the stockholders, provided, however, that if the Secretary determines that the number of nominees for director exceeds the number of directors to be elected, directors shall be elected by a plurality of the votes of the shares represented in person or by proxy at any meeting of stockholders held to elect directors and entitled to vote on such election of directors.

Unless otherwise required by law, the Certificate of Incorporation, as amended, or the Bylaws, as amended, any matter, other than the election of directors, brought before any meeting of stockholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter.

Liquidation Rights

In the event of Byrna’s liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after payment of liabilities, including but not limited to the liquidation preference of any then outstanding our preferred stock.

Preferred Stock

Our Certificate of Incorporation, as amended, authorizes the Board to establish one or more series of preferred stock. Unless required by law or any stock exchange and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock, the authorized shares of our preferred stock are available for issuance without further action by the stockholders. The Board is authorized to divide the preferred stock into series and, with respect to each series, is required by the laws of the State of Delaware to fix and determine the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of each such series. The number of authorized shares of our preferred stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority of our common stock, without a vote of the holders of the preferred stock, unless a vote of the holders of the preferred stock is required by law or pursuant to the terms of such preferred stock. Without stockholder approval, Byrna could issue preferred stock that could impede or discourage an acquisition attempt or other transaction that some, or a majority, of Byrna’s stockholders may believe is in their best interests or in which they may receive a premium for their common stock over the market price of the common stock.

Warrants

Since November 28, 2017, we issued warrants to purchase an aggregate of approximately 4,800,000 shares of our common stock at an exercise price of between $1.50 and $2.50 per share on a post Reverse-Stock-Split basis (the “Warrants”). No warrants have been issued since April 8, 2020. Generally, Warrants may be exercised until the five-year anniversary of the issue date, subject to early termination in some circumstances. From November 28, 2017 through May 31, 2021, warrants were exercised to purchase approximately 4,700,000 shares. As of May 31, 2021 there were 99,055 Warrants outstanding.

Authorized but Unissued Byrna Capital Stock

The DGCL does not generally require stockholder approval for the issuance of authorized shares, and the Board may issue new shares from time to time without further approval of the holders of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable the Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Byrna by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities they may believe are in their best interests or in which they may receive a premium for their Byrna common stock over the market price of the common stock.

Anti-Takeover Effects of Provisions of Applicable Law and the Byrna Certificate of Incorporation, as amended and Byrna Bylaws, as amended

Certain provisions of the DGCL may have the effect of delaying, deterring or preventing a transaction or a change in the control that might otherwise be in the best interests of our stockholders.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•on or subsequent to the date of the transaction, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who owns 15% or more of a corporation’s outstanding voting securities, or is an affiliate or associate of the corporation and within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities, and affiliates and associates of such person. The existence of this provision may have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. Section 203 may also discourage attempts that might result in a premium over the market price for the shares of capital stock held by stockholders.

Annual Meetings; Limits on Special Meetings

Byrna holds an annual meeting of stockholders each year. Byrna’s 2020 annual and special meeting of stockholders was held on November 19, 2020. Special meetings of the stockholders may be called only by (i) Byrna’s president, (ii) the Board, or (iii) Byrna’s secretary, upon the written request of the holders of a majority of all shares outstanding and entitled to vote on the business to be transacted at the meeting.

Choice of Forum

Unless we consent to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint against us asserting a cause of action arising under the Securities Act.

Listing

The Byrna common stock is listed in the United States on the Nasdaq Capital Market and in Canada on the Canadian Securities Exchange under the symbol “BYRN.”

Transfer Agent and Registrar

The primary transfer agent and registrar for Byrna common stock is Transhare Corp., and the co-transfer agent in Canada is TSX Trust Company.

DESCRIPTION OF INDEBTEDNESS

Credit Facility

On January 19, 2021, we entered into a Commercial Loan and Security Agreement with Needham Bank. The Loan Agreement provides for (a) a revolving line of credit and (b) a non-revolving line of credit for equipment. The revolving line of credit bears interest at a rate equal to the Wall Street Journal Prime Rate plus 0.50%, subject to a floor of 4.00%. The credit facility is secured by substantially all of our assets. Interest is payable under each facility monthly in arrears.

Revolving Credit Facility

The revolving credit facility, which matures January 19, 2023, allows us to borrow up to $5 million. As of May 31, 2021, we have drawn down $1.5 million under the revolving credit facility.

Equipment Line of Credit

The equipment line of credit, which matures January 19, 2023, allows us to borrow up to $1.5 million through term notes issued from time to time for equipment purchases. Each note matures six years after its issuance date. After the first anniversary of each term note, we must pay, in addition to interest, amortization payments based on a five-year amortization schedule. As of May 31, 2021, we had no outstanding indebtedness under the equipment line of credit.

Amendment to Revolving Credit Facility and Equipment Line of Credit

On July 6, 2021, Byrna Technologies Inc. (the “Company”) entered into a First Omnibus Loan Modification Agreement (the “Amendment”) with Needham Bank, a Massachusetts co-operative bank (the “Lender”) that modifies that certain Commercial Loan and Security Agreement dated as of January 19, 2021 (the “Loan Agreement”). Pursuant to the Loan Agreement, the Lender established a revolving line of credit of up to $5,000,000 as evidenced by a Secured Revolving Line of Credit Note executed by the Company in favor of the Bank (the “Revolving Note”) and a non-revolving equipment line of credit of up to $1,500,000 as evidenced by equipment term notes in the principal amounts drawn from time to time. Pursuant to the Amendment, the Lender and

Company agreed to (i) temporarily for a 150-day period increase the Company’s principal amount on the Revolving Note from $5,000,000 to $7,500,000, (ii) temporarily for a 150-day period increase the credit limit under the Loan Agreement from $5,000,000 to $7,500,000, and (iii) a one-time non-refundable modification fee payable to Lender by the Company for the increased borrowing ability by $18,750, with one-half paid upon execution of the Agreement and one-half due only if the Company’s aggregate outstanding principal balance exceeds $5,000,000. In addition, the Company agreed that upon the expiration of the 150-day period it would use the proceeds of any equity raise consummated during such time to make payments under the Revolving Note such that the aggregate principal balance of outstanding advances under the Revolving Loan are equal or less to $5,000,000.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated or proposed thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may be changed, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and will not seek, any rulings from the IRS regarding the matters discussed below, and there can be no assurance that the IRS will not take a position contrary to those discussed below or that any position taken by the IRS will not be sustained.

This summary is limited to holders who purchase our common stock pursuant to this offering and who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes). This summary does not address the tax consequences arising under the laws of any non-U.S., state, or local jurisdiction or under U.S. federal gift and estate tax laws or the effect, if any, of the alternative minimum tax, the Medicare contribution tax imposed on net investment income, or the recently enacted changes to Section 451 of the Code with respect to conforming the timing of income accruals to financial statements. In addition, this discussion does not address tax considerations applicable to a holder’s particular circumstances or to a holder that may be subject to special tax rules, including, without limitation:

•banks, insurance companies, or other financial institutions;

•partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes and investors therein;

•tax-exempt organizations or governmental organizations;

•controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

•brokers or dealers in securities or currencies;

•traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•U.S. expatriates and former citizens or former long-term residents of the United States;

•persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

•persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•tax-qualified retirement plans;

•U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interest which are held by qualified foreign pension funds; and

•persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership (including an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

THE RULES GOVERNING THE U.S. FEDERAL INCOME TAXATION ARE COMPLEX AND THIS SUMMARY IS FOR GENERAL INFORMATION ONLY. YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES, U.S. ALTERNATIVE MINIMUM TAX RULES, OR UNDER THE LAWS OF ANY NON-U.S., STATE, OR LOCAL TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Holders

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•an individual who is a citizen or resident of the United States;

•a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•an estate whose income is subject to U.S. federal income tax regardless of its source; or

•a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (as defined in the Code) who have the authority to control all substantial decisions of the trust or (y) which has made an election under applicable Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

Taxation of Distributions

If we pay distributions in cash or other property (other than certain distributions of our stock or rights to acquire our stock) to U.S. holders of shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our common stock. Any remaining excess distribution will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock” below.

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder may constitute “qualified dividends” subject to tax at the maximum tax rate accorded to long-term capital gains. If the holding period requirements are not satisfied, a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate holders may be subject to tax on such dividend at ordinary income tax rates instead of the preferential rates that apply to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock

Upon a sale or other taxable disposition of our common stock, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the common stock. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the common stock disposed exceeds one year. If the holding period requirements are not satisfied, any gain on a sale or other taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. holders are generally eligible for reduced rates of tax. The deductibility of capital losses is subject to limitations.

A U.S. holder’s adjusted tax basis in common stock generally will equal the U.S. holder’s acquisition cost for the common stock less any prior distributions treated as a return of capital. In the case of any shares of common stock originally acquired as part of an investment unit, the acquisition cost for the share of common stock that was part of such unit would equal an allocable portion of the acquisition cost of the unit based on the relative fair market values of the components of the unit at the time of acquisition.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends paid to a U.S. holder and to the proceeds of the sale or other disposition of our shares of common stock, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Any amounts withheld under the backup withholding rules generally should be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock and you are neither a U.S. holder, as defined above, nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes.

Distributions

As described under “Dividend Policy” in this prospectus, we do not expect to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, other than certain pro rata distributions of common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent distributions exceed both our current and our accumulated earnings and profits, they will first constitute a return of capital and will reduce your adjusted tax basis in our common stock, but not below zero, and then any excess will be treated as capital gain from the sale of our common stock, subject to the tax treatment described below in “—Gain on Sale or Other Taxable Disposition of Common Stock.”

Any dividend paid to you generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty, except to the extent that the dividends are “effectively connected” dividends, as described below. In order to claim treaty benefits to which you are entitled, you must provide us with a properly completed IRS Form W-8BEN or W-8BEN-E (or other appropriate form) certifying qualification for the reduced treaty rate. If you do not timely furnish the required documentation, but are otherwise eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, who then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

We may withhold up to 30% of the gross amount of the entire distribution even if greater than the amount constituting a dividend, as described above, to the extent provided for in the Treasury Regulations. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then a refund of any such excess amounts may be obtained if a claim for refund is timely filed with the IRS.

Dividends received by you that are effectively connected with your conduct of a trade or business within the United States (and, if an applicable income tax treaty requires, attributable to a permanent establishment or fixed base maintained by you in the United States) are exempt from the U.S. federal withholding tax described above. In order to claim this exemption, you must provide us with an IRS Form W-8ECI (or other successor form) properly certifying that the dividends are effectively connected with your conduct of a trade or business within the United States. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are generally taxed at the same graduated U.S. federal income tax rates applicable to United States persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, you may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on your effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items.

Gain on Sale or Other Taxable Disposition of Common Stock

Subject to the discussions below under “Backup Withholding and Information Reporting” and “Additional Withholding Tax on Payments Made to Foreign Accounts”, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty requires, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes, at any time during the shorter of the five-year period ending on the date of the sale or other taxable disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you generally will be subject to U.S. federal income tax on the gain derived from the sale or other taxable disposition (net of certain deductions or credits) under regular graduated U.S. federal income tax rates generally applicable to United States persons, and corporate non-U.S. holders described in the first bullet above also may be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you are an individual non-U.S. holder described in the second bullet above, you will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale or other taxable disposition, which may be offset by U.S. source capital losses for that taxable year (even though you are not considered a resident of the United States), provided that you have timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet above, in general, we would be a USRPHC if our “U.S. real property interests” comprised at least 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held in our trade or business. We believe that we are not currently and (based upon our projections as to our business) will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded” (within the meaning of applicable Treasury regulations) on an established securities market, and such non-U.S. holder owned, actually or constructively, five percent or less of our common stock at any time during the applicable period described above.

You should consult your tax advisor regarding any potential applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Payments of dividends on our common stock will not be subject to backup withholding, provided you either certify your non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI (or other applicable form), or otherwise establish an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to you, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or you otherwise establish an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to tax authorities in your country of residence, establishment, or organization.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a non-U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Tax on Payments Made to Foreign Accounts

Sections 1471 through 1474 of the Code and Treasury regulations thereunder, commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally will impose a U.S. federal withholding tax of 30% on dividends paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. government requiring, among other things, that it undertakes to withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders, and to annually identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. THIS DISCUSSION IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We entered into an underwriting agreement with the representative of the underwriters named below. Raymond James & Associates, Inc. (“Raymond James”) is acting as the representative of the several underwriters for this offering. Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us, the aggregate amount of shares indicated in the table below:

Underwriter	Number of Shares
Raymond James & Associates, Inc.	1,625,000
B. Riley Securities, Inc.	500,000
Ladenburg Thalmann & Co. Inc.	375,000

Total	2,500,000

The underwriters have agreed to purchase all of the shares of common stock offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased.

Certain members of our management have indicated an interest in purchasing up to an aggregate of $500,000 of shares of our common stock in this offering.

The shares of common stock offered hereby should be ready for delivery on or about July 20, 2021, against payment in immediately available funds.

The underwriters are offering the shares of common stock subject to various conditions and may reject all or part of any order. The representative of the underwriters has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the underwriters may offer some of the shares of common stock to other securities dealers at such price less a concession of $1.26 per share of common stock.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 375,000 additional shares of common stock at a price of $19.74 per share from us. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discounts and commissions. If this option is exercised in full, the total price to us before expenses will be approximately $49.4 million, and the total net proceeds to us will be approximately $48.6 million.

The following table provides information regarding the amount of the discounts and commissions to be paid to the underwriters by us, before expenses:

	Per Share of Common Stock	Total Without Exercise of Over- Allotment Option	Number of Shares
Public offering price	$ 21.00	$52,500,000	2,500,000
Underwriting discounts and commissions	$ 1.26	$ 3,150,000
Proceeds, before expenses, to us	$ 19.74	$49,350,000

We estimate that our total expenses of the offering, excluding the estimated underwriting discounts and commissions, will be approximately $750,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We, and our officers and directors, have agreed to a 180-day “lock-up” with respect to shares of our common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock, subject to certain exceptions. This means that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of Raymond James. The terms of the lock-up agreements may be waived by the representative of the underwriters at its discretion, although the representative has no present intention to waive or shorten the lock-up period.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•Stabilizing transactions — The representative may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•Over-allotments and syndicate covering transactions — The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising its over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•Penalty bids — If the representative purchases shares in the open market in a stabilizing transaction or syndicate covering transaction, it may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

•Passive market making — Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on The Nasdaq Capital Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Electronic Delivery of Preliminary Prospectus: A prospectus supplement in electronic format may be delivered to potential investors by one or more of the underwriters participating in this offering. The prospectus supplement in electronic format will be identical to the paper version of such preliminary prospectus supplement. Other than the prospectus supplement in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part.

Other Activities and Relationships: The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us, for which they received or will receive customary fees and expenses.

Directed Share Program

At our request, the underwriters have reserved for sale, at the public offering price, up to 5% of our common stock being sold in this offering for our directors, officers, employees and other individuals associated with us and members of their respective families and friends through a directed share program. The number of shares of our common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Notice to Non-U.S. Investors

Canada

We are a “reporting issuer” in certain jurisdictions in Canada, within the meaning of applicable Canadian securities laws, and our common stock is listed on the Canadian Securities Exchange under the symbol “BYRN.”

Notice to Canadian Residents

This document constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the securities described herein (the “Securities”). The offer and sale of the Securities in Canada is being made on a private placement basis only and is exempt from the requirement to prepare and file a prospectus under applicable Canadian securities laws. We do not intend to file a prospectus to qualify the distribution of the Securities under applicable Canadian securities laws.

No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this document or on the merits of the Securities and any representation to the contrary is an offence.

Canadian investors are advised that this document has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, this document is exempt from the requirement to provide investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships as would otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale Restrictions

Any resale of Securities acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, a statutory exemption from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the Securities outside of Canada. Each Canadian investor who purchases the Securities acknowledges that such purchased Securities will contain a legend relating to resale restrictions to the following effect: UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DISTRIBUTION DATE.

Representations of Purchasers

Each Canadian investor who purchases the Securities will be deemed to have represented to the issuer and to each dealer from whom a purchase confirmation is received, as applicable, that (i) the investor (a) is purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (b) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions (“NI 45-106”) or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (c) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations; and (ii) that the Securities will be subject to resale restrictions under applicable Canadian securities laws, and agree that any resale of Securities must be made in accordance with any applicable requirements of Canadian securities laws.

Taxation and Eligibility for Investment

No representation or warranty is made as to the tax considerations applicable to a Canadian investors in respect of a purchase of any Securities. Canadian residents are advised that a purchase of Securities may give rise to particular tax consequences affecting them. Accordingly, Canadian investors are strongly encouraged to consult with their tax advisers prior to making any investment in the Securities.

Rights of Action for Damages or Rescission

In certain circumstances, investors resident in certain provinces of Canada are provided with a remedy for rescission or damages, or both, in addition to any other right they may have at law, where an offering memorandum and any amendment to it contains a misrepresentation as defined under applicable Canadian securities laws. A “misrepresentation” is an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed under, and are subject to limitations and defenses under, applicable Canadian securities legislation. In addition, these remedies are in addition to and without derogation from any other right or remedy available at law to the investor.

Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the Securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus will be passed on for us by Taft Stettinius & Hollister, LLP, Minneapolis, Minnesota. Certain legal matters relating to this offering will be passed on for the underwriters by Mayer Brown LLP, New York, New York.

EXPERTS

The consolidated balance sheet of Byrna Technologies Inc. and subsidiaries as of November 30, 2020, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for the year then ended, have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report which is included herein, which report refers to the adoption of Accounting Standards Update 2016-02, “Leases” (Topic 842), as amended. Such financial statements have been included herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Byrna Technologies Inc. as of and for the year ended November 30, 2019, included in this Amendment No. 2 to Registration Statement on Form S-1, have been audited by Mayer Hoffman McCann CPAs, the New York Practice of Mayer Hoffman McCann P.C., independent registered public accounting firm, as set forth in their report thereon, which report includes explanatory paragraphs related to the adoption of Accounting Standards Codification Topic 606, “Revenue from Contracts with Customers” and the existence of substantial doubt about the Company’s ability to continue as a going concern. Such consolidated financial statements have been included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement, or any other document are summaries of the material terms of such contract, agreement or other document. With respect to each of these contracts, agreements, or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of these materials may be obtained from those offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a web site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Since our listing on the Nasdaq Capital Market on May 5, 2021, we have been required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. To comply with these requirements, we file periodic reports, proxy statements, and other information with the SEC. In addition, we make available on or through our internet website, byrna.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended MAY 31, 2021 and MAY 31, 2020
(Amounts expressed in U.S. Dollars)

YEARS ENDED NOVEMBER 30, 2020 AND 2019

Together with Reports of Independent Registered Public Accounting Firms
(Amounts expressed in U.S. Dollars)

PART 1 – FINANCIAL INFORMATION

ITEM 1. Condensed Consolidated Financial Statements

BYRNA TECHNOLOGIES INC.
Condensed Consolidated Balance Sheets
(Amounts in thousands, except share and per share data)

	May 31, 2021	November 30, 2020
	Unaudited
ASSETS
CURRENT ASSETS
Cash	$4,391	$3,175
Restricted cash	862	6,389
Accounts receivable, net	1,235	834
Inventory, net	6,607	4,817
Net investment in sales-type lease, current	51	—
Prepaid expenses and other current assets	1,282	1,391
Total current assets	14,428	16,606

Patent rights, net	3,626	811
Deposits for equipment	678	619
Right-of-use asset, net	1,224	1,200
Net investment in sales-type lease, non-current	56	—
Property and equipment, net	1,187	1,220
Goodwill	651	651
Restricted cash	92	92
Other assets	91	17
TOTAL ASSETS	$22,033	$21,216
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$4,571	$6,629
Operating lease liabilities, current	232	257
Deferred revenue	1,675	4,902
Line of credit	1,500	—
Notes payable, current	—	76
Total current liabilities	7,978	11,864

Notes payable, non-current	—	115
Operating lease liabilities, non-current	905	828
Total liabilities	8,883	12,807

COMMITMENTS AND CONTINGENCIES (NOTE 23)

See accompanying notes to the unaudited condensed consolidated financial statements.

	May 31, 2021	November 30, 2020
	Unaudited
STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 5,000,000 shares authorized, no shares issued	—	—
Series A Preferred Stock, 1,500 shares designated, 0 and 1,391 shares issued and outstanding, respectively	—	—
Common stock, $0.001 par value, 300,000,000 shares authorized, 20,693,521 and 14,852,023 shares issued and outstanding, respectively	20	15
Additional paid-in capital	61,374	58,581
Accumulated deficit	(48,450)	(50,215)
Accumulated other comprehensive income	206	28

Total Stockholders’ Equity	13,150	8,409

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$22,033	$21,216

See accompanying notes to the unaudited condensed consolidated financial statements.

BYRNA TECHNOLOGIES INC.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(Amounts in thousands except share and per share data)
(Unaudited)

	For the Three Months Ended May 31,		For the Six Months Ended May 31,
	2021	2020	2021	2020
Net revenue	$13,401	$1,190	$22,294	$1,339
Cost of goods sold	(5,839)	(674)	(9,991)	(857)
Gross profit	7,562	516	12,303	482
Operating expenses	5,539	1,369	10,691	2,959
INCOME (LOSS) FROM OPERATIONS	2,023	(853)	1,612	(2,477)
OTHER INCOME (EXPENSE)
Foreign currency transaction gain (loss)	214	(5)	192	(9)
Accretion of debt discounts	—	(257)	—	(755)
Interest expense	(9)	(74)	(37)	(233)
Loss on extinguishment of debt	—	(6,027)	—	(6,027)
Warrant inducement expense	—	(845)	—	(845)
Forgiveness of Paycheck Protection Program loan	—	—	190	—
Other financing costs	(8)	—	(9)	—
INCOME (LOSS) BEFORE INCOME TAXES	2,220	(8,061)	1,948	(10,346)
Income tax provision	183	—	183	—
NET INCOME (LOSS)	2,037	(8,061)	1,765	(10,346)

Foreign exchange translation gain for the period	120	132	178	96
COMPREHENSIVE INCOME (LOSS)	$2,157	$(7,929)	$1,943	$(10,250)

NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	$994	$(8,061)	$722	$(10,346)

NET INCOME (LOSS) PER SHARE
Basic net income (loss) per share	$0.06	$(0.66)	$0.04	$(0.91)
Diluted net income (loss) per share	$0.05	$(0.66)	$0.04	$(0.91)

Weighted-average number of common shares outstanding – basic	17,800,749	12,068,759	16,359,496	11,271,719
Weighted-average number of common shares outstanding – diluted	18,989,231	12,068,759	17,604,131	11,271,719

See accompanying notes to the unaudited condensed consolidated financial statements.

BYRNA TECHNOLOGIES INC.
Condensed Consolidated Statements of Cash Flows
(Amounts in thousands)
(Unaudited)

	For the Six Months Ended May 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$1,765	$(10,346)
Adjustments to reconcile net (income) loss to net cash used in operating activities:
Stock-based compensation expense	1,546	648
Forgiveness of Paycheck Protection Program loan	(190)	—
Accretion of debt discounts	—	755
Loss on extinguishment of debt	—	6,027
Warrant inducement	—	845
Write-down of inventory	177	3
Issuance of common shares for services	—	119
Shares to be issued for services	—	43
Depreciation and amortization	217	77
Amortization of debt issuance costs	9	—
Operating lease costs	83	29
Selling loss on sales-type lease	33	—
Changes in assets and liabilities, net of acquisition:
Accounts receivable	138	82
Deferred revenue	(3,227)	137
Inventory	(1,407)	(239)
Prepaid expenses and other current assets	422	(48)
Net investment in sales-type lease	(6)	—
Other assets	(1)	—
Accounts payable and accrued liabilities	(2,358)	147
Operating lease liabilities	(65)	(130)
Accrued interest	—	234
NET CASH USED IN OPERATING ACTIVITIES	(2,864)	(1,617)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of patent rights	(37)	(80)
Cash paid for Roboro acquisition, net of cash acquired	—	(489)
Cash paid for asset acquisition, net of cash acquired	(3,702)	—
Purchases of property and equipment	(116)	(147)
NET CASH USED IN INVESTING ACTIVITIES	(3,855)	(716)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from warrant exercises	1,217	3,218
Proceeds from stock option exercises	35	—
Payment of debt issuance costs	(83)	—
Proceeds from Roboro sellers for common stock	—	500
Proceeds from Paycheck Protection Program loan	—	190
Proceeds from line of credit	1,500	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,669	3,908
Effects of foreign currency exchange rate changes	(261)	58
NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH FOR THE PERIOD	(4,311)	1,633
CASH AND RESTRICTED CASH, BEGINNING OF PERIOD	9,656	1,174
CASH AND RESTRICTED CASH, END OF PERIOD	$5,345	$2,807

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$14	$—

See accompanying notes to the unaudited condensed consolidated financial statements.

SUPPLEMENTAL DISCLOSURES OF NON-CASH OPERATING, INVESTING AND FINANCING ACTIVITIES:

Six months ended May 31, 2021 and 2020

The Company entered into an operating lease during the six months ended May 31, 2021 resulting in $0.1 million of right-of-use asset and corresponding operating lease liability. See Note 21 “Leases” for additional information.

On April 9, 2021, the Board of Directors of the Company declared a cash dividend in the amount of $750 per share of Series A Convertible Preferred Stock, par value $0.001 per share, outstanding at the close of business on April 12, 2021 (the record date), in the aggregate amount of $1.0 million. In connection therewith, the Company and each holder of Series A Convertible Preferred Stock agreed that effective April 15, 2021, the Series A Convertible Stock, plus accrued and unpaid dividends thereon (including without limitation the dividend of $750 per share) be converted into common stock. Accordingly, on April 15, 2021, all of the Series A Convertible Preferred Stock outstanding was converted to 4,636,649 shares of common stock with an additional 695,498 shares of common stock issued in exchange for all accrued and unpaid dividends. See Note 17 “Stockholders’ Equity” for additional information.

Effective April 8, 2020, the Company exchanged an aggregate of approximately $6.95 million of all its outstanding convertible notes payable which were issued in October 2018, April 2019, May 2019, July 2019, and September 2019 (collectively the “Notes”), representing principal and accrued interest through April 7, 2020, for 1,391 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”). As the transaction was accounted for as a debt extinguishment, the shares of Series A Preferred Stock and Warrants issued were recorded in equity at fair value of $11.59 million (before reduction of $0.03 million related to issuance costs) and $0.2 million, respectively. See Note 17 “Stockholders’ Equity” for additional information.

FinTekk AP, LLC (“FinTekk”) returned 369,999 shares associated with the Treasury Stock Receivable recorded in fiscal year 2019, which were subsequently retired in January 2020.

On January 6, 2020, the Company issued 386,681 shares of common stock with a value of $0.7 million in exchange for Patent Rights.

In January 2020, the Company issued 49,842 warrants to all noteholders as payment in kind to satisfy $0.1 million of accrued interest.

In February 2020, the Company issued 15,000 warrants with a value of approximately $0.01 million for marketing services.

See accompanying notes to the unaudited condensed consolidated financial statements.

BYRNA TECHNOLOGIES INC.
Condensed Consolidated Statements of Changes in Stockholders’ Equity
For the Three Months Ended May 31, 2021 and 2020
(Amounts in thousands except share numbers)
(Unaudited)

	Shares	$	Shares	$
	Series A Preferred Stock		Common Stock		Shares to be Issued	Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance, February 28, 2021	1,391	$—	14,920,109	$15	$—	—	$59,430	$(50,487)	$86	$9,044
Stock-based compensation	—	—	—	—	—	—	853	—	—	853
Issuance of common stock pursuant to exercise of stock options	—	—	8,000	—	—	—	13	—	—	13
Warrant exercises	—	—	433,265	—	—	—	1,083	—	—	1,083
Dividends declared on preferred shares	—	—	—	—	—	—	(1,043)	—	—	(1,043)
Conversion of preferred shares and accrued dividends on preferred shares	(1,391)	—	5,332,147	5	—	—	1,038	—	—	1,043
Net income	—	—	—	—	—	—	—	2,037	—	2,037
Foreign currency translation	—	—	—	—	—	—	—	—	120	120
Balance, May 31, 2021	—	$—	20,693,521	$20	$—	—	$61,374	$(48,450)	$206	$13,150

Balance, February 29, 2020	—	$—	10,481,365	$10	$20	—	$37,264	$(39,947)	$(75)	$(2,728)
Shares to be issued	—	—	—	—	43	—	—	—	—	43
Issuance of Series A preferred stock upon conversion of the convertible notes, net of issuance costs	1,391	—	—	—	—	—	11,562	—	—	11,562
Stock-based compensation	—	—	—	—	—	—	11	—	—	11
Issuance of common stock – Roboro acquisition	—	—	138,889	—	—	—	556	—	—	556
Warrant exercises	—	—	2,009,703	2	—	—	4,020	—	—	4,022
Issuance of warrants upon conversion of the convertible notes	—	—	—	—	—	—	240	—	—	240
Net loss	—	—	—	—	—	—	—	(8,061)	—	(8,061)
Foreign currency translation	—	—	—	—	—	—	—	—	133	133
Balance, May 31, 2020	1,391	$—	12,629,957	$12	$63	—	$53,653	$(48,008)	$58	$5,778

See accompanying notes to the unaudited condensed consolidated financial statements.

BYRNA TECHNOLOGIES INC.
Condensed Consolidated Statements of Changes in Stockholders’ Equity
For the Six Months Ended May 31, 2021 and 2020
(Amounts in thousands except share numbers)
(Unaudited)

	Shares	$	Shares	$
	Series A Preferred Stock		Common Stock		Shares to be Issued	Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance, November 30, 2020	1,391	$—	14,852,023	$15	$—	—	$58,581	$(50,215)	$28	$8,409
Stock-based compensation	—	—	—	—	—	—	1,546	—	—	1,546
Issuance of common stock pursuant to exercise of stock options	—	—	22,667	—	—	—	35	—	—	35
Warrant exercises	—	—	486,684	—	—	—	1,217	—	—	1,217
Dividends declared on preferred shares	—	—	—	—	—	—	(1,043)	—	—	(1,043)
Conversion of preferred shares and accrued dividends on preferred shares	(1,391)	—	5,332,147	5	—	—	1,038	—	—	1,043
Net income	—	—	—	—	—	—	—	1,765	—	1,765
Foreign currency translation	—	—	—	—	—	—	—	—	178	178
Balance, May 31, 2021	—	$—	20,693,521	$20	$—	—	$60,331	$(47,407)	$206	$13,150

Balance, November 30, 2019	—	$—	10,402,184	$10	$20	(888)	$36,575	$(37,662)	$(38)	$(1,983)
Issuance of common stock for services			62,500	—	—	—	118	—	—	118
Issuance of common stock for intellectual property	—	—	386,680	—	—	—	697	—	—	697
Cancellation of shares			(369,999)	—	—	888	(888)	—	—	—
Shares to be issued	—	—	—	—	43	—	—	—	—	43
Issuance of Series A preferred stock upon conversion of the convertible notes, net of issuance costs	1,391	—	—	—	—	—	11,562	—	—	11,562
Issuance of warrants for payment of accrued interest	—	—	—	—	—	—	125	—	—	125
Stock-based compensation	—	—	—	—	—	—	648	—	—	648
Issuance of common stock – Roboro acquisition	—	—	138,889	—	—	—	556	—	—	556
Warrant exercises	—	—	2,009,703	2	—	—	4,020	—	—	4,022
Issuance of warrants upon conversion of the convertible notes	—	—	—	—	—	—	240	—	—	240
Net loss	—	—	—	—	—	—	—	(10,346)	—	(10,346)
Foreign currency translation	—	—	—	—	—	—	—	—	96	96
Balance, May 31, 2020	1,391	$—	12,629,957	$12	$63	—	$53,653	$(48,008)	$58	$5,778

BYRNA TECHNOLOGIES INC.
Notes to the Condensed Consolidated Financial Statements (Unaudited)
For the three and six months ended May 31, 2021 and May 31, 2020

1.NATURE OF OPERATIONS

The Company was incorporated under the laws of the state of Delaware on March 1, 2005. On February 3, 2014, the Company incorporated a wholly-owned subsidiary in Canada, Security Devices International Canada Corp. (“SDI Canada”). SDI Canada was dissolved on December 19, 2019. On March 1, 2018, the Company acquired all the shares of a company in South Africa, Byrna South Africa (Pty) Ltd. (“Byrna South Africa”). On May 5, 2020, the Company acquired all the outstanding shares of Roboro Industries (“Roboro”), at that time, its exclusive manufacturer in South Africa. See Note 6, “Acquisitions: Business Combination.” On May 12, 2021, the Company acquired certain assets of the Mission Less Lethal brand from Kore Outdoor (U.S.), Inc. See Note 6, “Acquisitions: Asset Acquisition.”

Byrna Technologies Inc. (the “Company” or “Byrna”) is a non-lethal defense technology company, specializing in next generation solutions for security situations that do not require the use of lethal force. The Company’s primary product is its .68 caliber handheld personal security device called the Byrna® HD and Byrna® HD magazines and projectiles. The Company manufactured its Byrna® HD launchers and magazines at Roboro until May 2020 when Roboro became a subsidiary and its operations were assumed by Byrna South Africa. On October 6, 2020, the Company opened a second manufacturing facility in Fort Wayne, Indiana. The Company has implemented manufacturing partnerships in the United States and South Africa, to assist in the deployment of its patented family of 40mm ammunition and its .68 caliber ammunition. The Company’s 40mm products are its Blunt Impact Projectile 40mm (“BIP®”) line of products.

2.OPERATIONS AND MANAGEMENT PLANS

From inception to May 31, 2021, the Company had incurred a cumulative loss of $48.5 million. The Company has funded operations through the issuance of common stock, warrants, and convertible notes payable. The Company generated $22.3 million in revenue and income from operations of $1.6 million for the six months ended May 31, 2021. The Company’s future success is dependent upon its ability to continue to generate adequate revenue or raise sufficient capital, to cover its ongoing operating expenses, and also to continue to develop and be able to profitably market its products.

The rapid growth of revenues and development of the production capacity to support them have substantially improved the Company’s operations and financial condition. Sales increased by $21.0 million for the six months ended May 31, 2021, as compared to the previous period ended May 31, 2020, cash increased by $1.2 million and restricted cash has decreased by $5.5 million as of May 31, 2021 as compared to November 30, 2020. The decrease in restricted cash was due to successful efforts to reduce the sales order backlog.

Since the order backlog has been eliminated, cash generation through sales will be limited to the rate of incoming sales orders. Though growth in the rate of new sales orders is expected to continue, cash flow from operations is expected to be flat for the next several months. During this period, some loan financing may be needed to sustain adequate levels of liquidity.

On January 19, 2021, the Company entered into a $5.0 million revolving line of credit, secured by the Company’s accounts receivable and inventory, and a $1.5 million line of credit, secured by the Company’s equipment. See Note 16, “Lines of Credit” for additional information. Management projects that all cash needs will be met beyond one year from the time these financial statements are issued.

3.BASIS OF PRESENTATION

The accompanying unaudited Condensed Consolidated Financial Statements have been prepared in accordance with the instructions to Form 10-Q and therefore do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America (“GAAP”); however, such information reflects all adjustments consisting solely of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods. Certain prior year amounts have been reclassified to conform with the presentation of amounts for the three and six months ended May 31, 2021.

The unaudited Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and notes thereto together with management’s discussion and analysis of financial condition and results of operations contained in Byrna Technologies Inc.’s (“Byrna” or the “Company”) annual report on Form 10-K for the year ended November 30, 2020. In the opinion of management, the accompanying unaudited Condensed Consolidated Financial Statements, the results of its operations for the three and six months ended May 31, 2021 and 2020, and its cash flows for the six months ended May 31, 2021 and 2020 are not necessarily indicative of results to be expected for the full year.

4.USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to our Condensed Consolidated Financial Statements. Significant estimates include assumptions about collection of accounts receivable and the reserve for doubtful accounts, stock-based compensation expense, fair value of equity instruments, valuation for deferred tax assets, incremental borrowing rate on leases, valuation and carrying value of goodwill and other identifiable intangible assets, estimates for warranty costs, and useful life of fixed assets.

5.RECENT ACCOUNTING GUIDANCE

Recently Adopted Accounting Guidance

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) (“ASU 2018-13”). The guidance improves the effectiveness of disclosures about fair value measurements required under ASC 820. ASU 2018-13 amends the disclosure requirements for recurring and nonrecurring fair value measurements by removing, modifying, and adding certain disclosures. The Company adopted ASU 2018-13 in the first quarter of fiscal 2021. The adoption of ASC 2018-13 did not have a material impact on the Company’s consolidated financial statements and notes.

In June 2018, the FASB issue ASU 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). FASB issued the update to include share-based payment transaction for acquiring goods or services from nonemployees in Topic 718, Compensation – Stock Compensation. The Company adopted ASU 2018-07 in the first quarter of fiscal 2020 prospectively, which has not had a material impact on its financial statements for share-based payments issued to nonemployees during fiscal 2020.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic: 260), Distinguishing Liabilities from Equity (Topic: 480), Derivatives and Hedges (Topic 815). The FASB issued the update to simplify the accounting for certain financial instruments with down round features. The Company adopted ASU 2017-11 in the first quarter of fiscal 2020. Currently, the Company does not have financial instruments with down round features but will apply this update prospectively.

Accounting Guidance Issued But Not Adopted

In 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The guidance simplifies the accounting for income taxes by primarily addressing the following: recognition of a deferred tax liability after transition to/from the equity method, evaluation when a step-up in the tax basis of goodwill should be related to a business combination or when it should be considered a separate transaction, inclusion of the amount of tax based on income in the income tax provision and any incremental amount as a tax not based on income, and recognition of the effect of an enacted change in tax laws or annual effective tax rates in the period the change was enacted, The guidance is effective for the Company in the first quarter of 2022. Early adoption is permitted. Several of the amendments in the update are required to be adopted using a prospective approach, while other amendments are required to be adopted using a modified-retrospective approach or retrospective approach. The Company is currently evaluating the impact of adopting this update on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). The FASB issued the update to simplify the measurement of goodwill by eliminating step 2 from the goodwill impairment test. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. ASU 2017-04 will be effective for the Company so long as it remains a smaller reporting company in the first quarter of 2024. Early adoption is permitted. The Company will apply this update upon adoption.

In 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The guidance changes the impairment model used to measure credit losses for most financial assets. A new forward-looking expected credit loss model will replace the existing incurred credit loss model and will impact the Company’s accounts and other receivables. This is expected to generally result in earlier recognition of allowances for credit losses. ASU 2016-13 will be effective for the Company in December 2023 as long as it remains a smaller reporting company. Early adoption is permitted. The Company is currently evaluating the impact of adopting this update on the consolidated financial statements.

6.ACQUISITIONS

Asset Acquisition

On May 12, 2021, the Company entered into an asset purchase agreement to purchase certain assets used in the business of designing, developing, manufacturing, licensing, and selling of products and services for the Mission Less Lethal brand from Kore Outdoor (U.S.) Inc., (“Kore”) a wholly owned subsidiary of Kore Outdoor, Inc.

The transaction was accounted for as an asset acquisition, with estimated $3.7 million total cost of which $0.2 million were acquisition-related expenses. The estimated total cost of the acquisition has been allocated as follows (in thousands):

Assets acquired
Accounts receivable	$465
Prepaid expenses	165
Inventory	82
Property and equipment	180
Intangible assets	2,810
Total acquired assets	$3,702

The Company accounted for the transaction as an asset acquisition where the assets acquired were measured based on the amount of cash paid to Kore as well as transaction costs incurred as the fair value of the assets given was more readily determinable than the fair value of the assets received. The Company classified and designated identifiable assets acquired and assessed and determined the useful lives of the acquired intangible assets subject to amortization.

The Company is still in the process of finalizing the working capital adjustments and tax impacts, and therefore, the allocation of the asset acquisition consideration is subject to change.

Business Combination

On May 5, 2020, the Company acquired 100% of the equity interests in Roboro, its exclusive manufacturer in South Africa, in order to reduce its dependence on third parties for production. As a result of this acquisition, operations were assumed by Byrna South Africa.

The acquisition date fair value of the consideration was $0.6 million, including $0.5 million paid in cash. In addition, Roboro’s sellers purchased 138,889 shares of the Company’s common stock for $0.5 million at a contractual price of $3.60 per share. These shares, which were issued on May 27, 2020, are restricted and subject to a 15-month vesting schedule. The fair market value of the common stock of $0.6 million was based on the stock’s closing price of $4.00 on May 5, 2020. The difference between the fair market value plus approximately $0.002 million of transaction costs and the amount paid, was treated as an additional consideration for the acquisition.

The estimated fair value of assets acquired and liabilities assumed on May 5, 2020 is as follows:

Property and equipment	$67
Goodwill	651
Right-of-use asset, net	54
Loan payable	(123)
Operating lease liability, current	(35)
Operating lease liability, noncurrent	(19)
Other net asset (liabilities)	(38)
Net Assets	$557

7.REVERSE STOCK SPLIT

On April 27, 2021, the Company effected a 10-for-1 reverse stock split. All owners of record as of April 27, 2021 received one issued and outstanding share of the Company’s common stock in exchange for 10 outstanding shares of the Company’s common stock. No fractional shares were issued in connection with the reverse stock split. All fractional shares created by the one-for-ten exchange were rounded down to the next whole share, with cash paid in lieu of fractional shares. The reverse stock split had no impact on the par value per share of the Company’s common stock, which remains at $0.001. All share and per share information has been retroactively adjusted to reflect the impact of the Reverse Stock Split.

8.RESTRICTED CASH

The Company’s restricted cash - current was $0.8 million and $6.4 million at May 31, 2021 and November 30, 2020, respectively. This amount is due to holds placed on its use by the Company’s merchant services vendor pending fulfillment of backorders prepaid by credit cards. The Company’s long-term restricted cash of $0.1 million at May 31, 2021 and November 30, 2020, consists of cash that the Company is contractually obligated to maintain in accordance with the terms of its lease agreement.

9.REVENUE, DEFERRED REVENUE AND ACCOUNTS RECEIVABLE

The Company generates revenue through the wholesale distribution of its products and accessories to dealers/distributors, large end-users such as security companies and law enforcement agencies, and through an e-commerce portal to consumers. Revenue is recognized upon transfer of control of goods to the customer, which generally occurs when title to goods is passed and risk of loss transfers to the customer. Depending on the contract terms, transfer of control is upon shipment of goods to or upon the customer’s pick-up of the goods. Payment terms to customers other than e-commerce customers are generally 30-60 days for established customers, whereas new wholesale and large end-user customers have prepaid terms for their first order. The amount of revenue recognized is net of returns and discounts that the Company offers to its customers. Products purchased include a standard warranty that cannot be purchased separately. This allows customers to return defective products for repair or replacement within one year of sale. The Company also sells an extended warranty for the same terms over three years. The extended 3-year warranty can be purchased separately from the product and therefore, must be classified as a service warranty. Since a warranty for the first year after sale is included and non-separable from all launcher purchases, the Company considers this extended warranty to represent a service obligation during the second and third years after sale. Therefore, the Company accumulates billings of these transactions on the balance sheet as deferred revenue, to be recognized on a straight-line basis during the second and third year after sale. The Company recognizes an estimated reserve based on its analysis of historical experience, and an evaluation of current market conditions. The Company’s returns under warranties have been immaterial. In February 2021, the Company identified certain Byrna® HD launchers that may contain a wire that is not to specification and offered customers a free factory service update for their launchers. The Company established a reserve of $0.2 million as an estimate of future related costs. As of May 31, 2021, approximately $0.06 million of these estimated costs have been incurred or resolved.

The Company also has a 60-day money back guarantee, which allows for a full refund of the purchase price, excluding shipping charges, within 60 days from the date of delivery. The right of return creates a variable component to the transaction price and needs to be considered for any possible constraints. The Company estimates returns using the expected value method, as there will likely be a range of potential return amounts. The Company’s returns under the 60-day money back guarantee have been immaterial.

Revenue excludes taxes collected from customers and remitted to government authorities related to sales of the Company’s products. Costs to obtain a contract consist of commissions paid to employees and are included in operating expenses in the accompanying Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). Commissions were $0 and $0.01 million for the three months ended May 31, 2021 and 2020, respectively. Commissions were $0.3 million and $0.01 million for the six months ended May 31, 2021 and 2020, respectively.

Included as cost of goods sold are costs associated with the production and procurement of products, such as labor and overhead, inbound freight costs, manufacturing depreciation, purchasing and receiving costs, and inspection costs.

The Company charges certain customers shipping and handling fees. Shipping and handling costs, which includes outbound freight associated with the distribution of finished products to customers, are recognized when the product is shipped to the customer and are included in Operating expenses in the accompanying Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). Shipping and handling costs were $0.6 million and approximately $0.003 million for the three months ended May 31, 2021 and 2020, respectively. Shipping and handling costs were $1.3 million and approximately $0.01 million for the six months ended May 31, 2021 and 2020, respectively.

Allowance for Doubtful Accounts

The Company provides an allowance for its accounts receivable for estimated losses that may result from its customers’ inability to pay. The Company determines the amount of the allowance by analyzing known uncollectible accounts, aged receivables, economic conditions, historical losses, and changes in customer payment cycles and its customers’ creditworthiness. Amounts later determined and specifically identified to be uncollectible are charged or written off against this allowance. A significant proportion of the Company’s sales are made via e-commerce. These orders are prepaid by credit card and involve no credit risk. To minimize the likelihood of uncollectible debt, the Company reviews its customers’ creditworthiness periodically. Material differences may result in the amount and timing of expense for any period if the Company were to make different judgments or utilize different estimates. The allowance for doubtful accounts was approximately $0.01 million for May 31, 2021 and November 30, 2020.

Deferred Revenue

Changes in deferred revenue, which relate to unfulfilled e-commerce orders and amounts to be recognized under extended 3-year service warranties, for the six months ended May 31, 2021 and the year ended November 30, 2020, are summarized below (in thousands).

	May 31, 2021	November 30, 2020
Deferred revenue balance, beginning of period	$4,902	$11
Net additions to deferred revenue during the period	18,100	18,826
Reductions in deferred revenue for revenue recognized during the period	(21,327)	(13,935)
Deferred revenue balance, end of period	$1,675	$4,902

Revenue Disaggregation

The following table presents disaggregation of the Company’s revenue by product type and distribution channel (in thousands):

	Three Months Ended May 31,		Six Months Ended May 31,
Product type	2021	2020	2021	2020
Byrna® HD	$13,356	$1,100	$22,249	$1,227
40mm	45	90	45	112
Total	$13,401	$1,190	$22,294	$1,339

	Three Months Ended May 31,		Six Months Ended May 31,
Distribution channel	2021	2020	2021	2020
Wholesale (dealer/distributors and large end-users)	$2,107	$356	$3,776	$290
E-commerce	11,294	834	18,518	1,049
Total	$13,401	$1,190	$22,294	$1,339

10.PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and reflected net of accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, primarily three to seven years for computer equipment and software, furniture and fixtures, and machinery and equipment. Leasehold improvements are amortized over the lesser of the useful lives of three to seven years or lease terms. The following table summarizes cost and accumulated depreciation as of May 31, 2021 and November 30, 2020, respectively (in thousands).

	May 31, 2021	November 30, 2020
Computer equipment and software	$259	$204
Furniture and fixtures	189	105
Leasehold improvements	229	144
Machinery and equipment	1,252	1,324
	1,929	1,777
Less: accumulated depreciation	742	557
Total	$1,187	$1,220

The Company recognized approximately $0.2 million and $0.01 million in depreciation expense during the six months ended May 31, 2021 and 2020, respectively. The Company recognized approximately $0.1 million and $0.01 million in depreciation expense during the three months ended May 31, 2021 and 2020, respectively.

At May 31, 2021 and November 30, 2020, the Company had deposits of $0.7 million and $0.6 million, respectively, with vendors primarily for supply of machinery (molds) and equipment where the vendors have not completed the supply of these assets and is presented as Deposits for equipment in the Condensed Consolidated Balance Sheets.

During the six months ended May 31, 2021, the Company transferred equipment with a net book value of $0.1 million to a lessee under a sales-type lease. See Note 21, “Leases” for additional information.

11.INVENTORY

The following table summarizes inventory as of May 31, 2021 and November 30, 2020, respectively (in thousands).

	May 31, 2021	November 30, 2020
Raw materials	$3,999	$2,901
Work in process	159	302
Finished goods	2,449	1,614
Total	$6,607	$4,817

Inventory at May 31, 2021 and November 30, 2020, primarily relates to the Byrna® HD Personal Security Device.

12.PREPAID EXPENSES AND OTHER CURRENT ASSETS

The following table summarizes prepaid expenses and other current assets as of May 31, 2021 and November 30, 2020, (in thousands):

	May 31, 2021	November 30, 2020
VAT receivables	$562	$572
Advance payment for inventory	232	677
Prepaid insurance	245	16
Other	243	126
Total	$1,282	$1,391

13.PATENT RIGHTS

On May 12, 2021, the Company entered into an asset purchase agreement with Kore, pursuant to which the Company acquired the exclusive right to use the key patents and intellectual property underpinning the acquired suite of products. As consideration for the tangible and intangible assets included in the Kore Portfolio, the Company paid Kore $3.5 million, and incurred $0.2 in legal costs to transfer these patent rights. Of the $3.7 million consideration, $2.8 million was capitalized relating to the key patents and intellectual property acquired.

No amortization has been recorded for the patent rights during the three or six months ended May 31, 2021 but will begin in June 2021. These patent rights have a maximum life of 20 years, expiring on various dates beginning from January 2037 to 2038, and will be amortized on a straight-line basis over a period of 15 years.

On April 13, 2018, the Company entered into a purchase and sale agreement with Andre Buys (“Buys”), the Company’s Chief Technology Officer (“CTO”), pursuant to which the Company agreed to purchase the provisional patent rights and other intellectual property relating to air and/or gas fired long guns or pistols, including pump action launchers and munitions used with such pistols and long guns, including self-stabilizing shaped or “finned” rounds (the “Buys Portfolio”). As consideration for the Buys Portfolio, the Company paid Buys $0.1 million, and incurred $0.01 in legal costs to transfer these patent rights. This consideration of $0.1 million was capitalized and represents the minimum rights to a license arrangement as patent rights as the Agreement included an option for full acquisition of the rights, conditional upon certain future events taking place. The Company also agreed to pay Buys either $0.5 million in cash or $0.8 million worth of Company stock within two years at Buys’ discretion, if the Company elected to retain certain patents within the Buys Portfolio, which terms were changed by subsequent amendment. Pursuant to an amendment of the Agreement effective December 18, 2019, the Company made two additional payments to Buys totaling of $0.8 million, consisting of (i) a second payment of $0.7 million through the issuance of 386,681 shares of common stock (the “Second Payment”) and (ii) a final payment of $0.1 million in cash (the “Final Payment”). The Final Payment was paid during the quarter ended May 31, 2020. Buys no longer retains any reversion rights or security interests in the Buys Portfolio. These patent rights have a maximum life of 20 years, expiring on various dates beginning from November 2033 to 2038, and are amortized on a straight-line basis over a period of 15 years.

The Company amortized $0.03 million and $0.03 million of patent rights during six months ended May 31, 2021 and 2020. The Company recognized $0.01 million and $0.02 million in amortization expense during the three months ended May 31, 2021 and 2020, respectively. The Company did not recognize any impairment losses during the three and six months ended May 31, 2021 and 2020, respectively.

14.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities consist of the following (in thousands):

	May 31, 2021	November 30, 2020
Trade payables	$1,925	$3,475
Accrued sales and use tax	853	1,050
Payroll accrual	658	904
Accrued commissions	6	375
Accrued professional fees	227	217
Accrued royalties	122	180
Warranty	213	268
Income taxes payable	350	—
Other accrued liabilities	217	160
Total	$4,571	$6,629

15.NOTES PAYABLE

The Company received $0.2 million of funding under the Paycheck Protection Program (“PPP”) on May 4, 2020. The PPP loan was disbursed by the Coronavirus Aid Relief and Economic Security (“CARES”) Act as administered by the U.S. Small Business Administration. The loan was made pursuant to a PPP Promissory Note and Agreement. Loans obtained through the PPP are eligible to be forgiven as long as the proceeds are used for qualifying purposes and certain other conditions are met. The receipt of these funds, and the forgiveness of the loan was dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on its adherence to the forgiveness criteria. In June 2020, Congress passed the Payroll Protection Program Flexibility Act that made several significant changes to PPP loan provisions, including providing greater flexibility for loan forgiveness. On February 10, 2021, the Company received approval from the Small Business Administration (“SBA”) for $0.2 million of PPP loan forgiveness. This amount was recorded as Forgiveness of Paycheck Protection Program loan in the accompanying Condensed Consolidated Statements of Operations and Comprehensive (Income) Loss during the six months ended May 31, 2021.

16.LINES OF CREDIT

On January 19, 2021, the Company entered into a $5.0 million revolving line of credit with a bank. The revolving line of credit bears interest at a rate equal to the Wall Street Journal Prime Rate plus 0.50%, subject to a floor of 4.00%. The revolving line of credit is secured by the Company’s accounts receivable and inventory. The line of credit is subject to an unused fee of 0.25% paid once annually. The line of credit expires on January 19, 2024. The outstanding balance on the revolving line of credit is $1.5 million as of May 31, 2021.

On January 19, 2021, the Company entered into a $1.5 million equipment financing line of credit with a bank. The line of credit bears interest at a rate equal to the Wall Street Journal Prime Rate plus 0.50%, subject to a floor of 4.00%. The line of credit is secured by the Company’s equipment. The line of credit is subject to an unused fee of 0.25% paid once annually. The line of credit expires on January 19, 2024. As of May 31, 2021, the Company had not drawn on the equipment financing line of credit.

Debt issuance costs related to the lines of credit were approximately $0.1 million. Debt issuance costs are being amortized over the term of the debt and are presented as part of Other Assets in the Condensed Consolidated Balance Sheets. Amortization of approximately $0.01 million for the three months ended May 31, 2021 is included in Interest expense in the Condensed Consolidated Statements of Operations and Comprehensive (Income) Loss. Amortization of approximately $0.01 million for the six months ended May 31, 2021 is included in Other financing costs in the Condensed Consolidated Statements of Operations and Comprehensive (Income) Loss.

17.STOCKHOLDERS’ EQUITY

Series A Preferred Stock

Effective April 8, 2020, the Company exchanged an aggregate of approximately $7.0 million of all its then-outstanding notes, representing principal and accrued interest through April 7, 2020, for 1,391 shares Series A Preferred Stock. The shares of Series A Preferred Stock were recorded at fair value of $11.6 million (before reduction of $0.029 million related to issue costs) based on a per share fair value of $0.008 million. The per share fair value was determined using the number of common stock shares in a conversion (3,333 = $0.005 million original issue price divided by $1.50 conversion price) multiplied by the $2.50 market price of a share of common stock.

Each share of Series A Preferred Stock had a $0.005 million issue price. Dividends accrued on the issue price at a rate of 10.0% per annum and were payable to holders of Series A Preferred Stock as if declared by the Board. As the Company did not pay the dividends in cash, the unpaid accrued dividends was settled upon conversion to shares of common stock, the Company recorded dividends distributable at the contractual dividend rate. The dividends were cumulative and accrued starting from the April 8, 2020 issuance date.

Each share of Series A Preferred Stock was convertible into the number of shares of common stock equal to the issue price divided by the conversion price of $1.50. Upon conversion of the Series A Preferred Stock, all accrued and unpaid dividends were converted to common stock utilizing the same conversion formula. The conversion price was subject to proportional adjustment for certain transactions relating to the Company’s common stock, including stock splits, stock dividends and similar transactions. Holders of Series A Preferred Stock were entitled to a liquidation preference in the event of any liquidation, dissolution or winding up of the Company.

On April 9, 2021, the Board of Directors declared a cash dividend in the amount of $750 per share of Series A Convertible Preferred Stock, par value $0.001 per share, outstanding at the close of business on April 12, 2021 (the record date), in the aggregate amount of $1.0 million. In connection therewith, the Company and each holder of Series A Convertible Preferred Stock agreed that effective April 15, 2021, the Series A Convertible Preferred Stock, plus accrued unpaid dividends thereon be converted to 4,636,649 shares of common stock, with an additional 695,498 shares of common stock issued in exchange for all accrued and unpaid dividends.

Warrants

During the six months ended May 31, 2021, the Company raised $1.2 million through warrant exercises, where 486,684 warrants were exercised at a contractual price of $2.50 per warrant for 486,684 shares of common stock. During the three months ended May 31, 2021, the Company raised $1.0 million through warrant exercises, where 433,265 warrants were exercised at a contractual price of $2.50 per warrant for 433,265 shares of common stock.

During March 2020, the Company raised approximately $3.2 million through early warrant exercises, where 1,997,911 warrants were exercised for 1,997,911 shares of common stock. The warrant exercise price was reduced from $2.50 to $1.60 per warrant to induce warrant holders to exercise. The Company recorded warrant inducement expense of $0.8 million, which represents the difference between fair value at the reduced price of $1.60 per warrant and fair value at the contractual price of $2.50. The fair values of the warrants at $1.60 and $2.50 were determined using a Monte Carlo simulation model.

During the six months ended May 31, 2020, a warrant holder exercised 11,792 warrants for 11,792 shares of common stock at an exercise price of $1.80 per warrant for proceeds of $0.02 million. During the six months ended May 31, 2020, the Company issued 49,842 warrants to those note holders who returned interest checks and accepted payment in kind of units consisting of then convertible notes with a face value of $0.1 million together with 400 warrants for every $1,000 of accrued interest to satisfy $0.1 million of accrued interest that was payable through October 31, 2019. The warrants are each exercisable for one share of common stock at an exercise price of $2.50 per share on or before October 22, 2023. The Company also issued 15,000 warrants as payment to a consultant for marketing services. The warrants are each exercisable for one share of common stock at an exercise price of $2.50 per share on or before February 5, 2021.

The following table summarizes warrant activity, which includes the incentive warrants, during the six months ended May 31, 2021:

	Number of Warrants	Weighted- Average Exercise Price $
Outstanding at November 30, 2020	585,739	2.40
Granted	—	—
Exercised	(486,684)	2.50
Outstanding at May 31, 2021	99,055	1.91
Exercisable at May 31, 2021	99,055	1.91

18.STOCK-BASED COMPENSATION

2017 Plan

The Company has granted stock options and other stock-based awards under its 2017 Stock Option Plan (the “2017 Plan”). The maximum number of shares of common stock which could have been reserved for issuance under the 2017 Plan was 1,899,327. The 2017 Plan was administered by the Compensation Committee of the Board. The Compensation Committee determined the persons to whom options to purchase shares of common stock, and other stock-based awards may be granted. Persons eligible to receive awards under the 2017 Plan were employees, officers, directors, and consultants of the Company. Awards were at the discretion of the Compensation Committee. On February 24, 2021 the Company terminated the 2017 Plan and adopted the 2020 Equity Incentive Plan (defined below). In connection with the adoption of the 2020 Plan, the Company cancelled outstanding option awards granted under the 2017 Plan and replaced them with new award agreements evidencing an equivalent award under the 2020 Equity Incentive Plan with no change to any of the material provisions of the 2017 Plan option.

2020 Plan

On October 23, 2020, the Company adopted the Byrna Technologies Inc. 2020 Equity Incentive Plan (the “2020 Equity Incentive Plan”). The aggregate number of shares of common stock available for issuance in connection with options and other awards granted under the 2020 Plan is 25,000,000. The 2020 Plan is administered by the Compensation Committee of the Board. The Compensation Committee determines the persons to whom options to purchase shares of common stock, stock appreciation rights (“SARs”), restricted stock units (“RSUs”), and restricted or unrestricted shares of common stock may be granted. Persons eligible to receive awards under the 2020 Equity Incentive Plan are employees, officers, directors, consultants, advisors and other individual service providers of the Company. Awards are at the discretion of the Compensation Committee.

On February 24, 2021, following the termination of the 2017 Plan, the Company replaced outstanding options under the 2017 Plan with options under the 2020 Equity Incentive Plan. There were no substantive changes to the rights of any holder of options granted under the 2017 plan by replacing their award certificates with award agreements under the 2020 plan. The grant dates, exercise prices, expiry dates, and vesting provisions if any of the new award agreements under the 2020 plan that replace the certificates issued under the 2017 plan are identical for each grant and no change in valuation or accounting was required. The Board also amended the definition of Disability in the 2020 Plan to provide that “Disability” has the meaning assigned to such term in any individual employment agreement or award agreement with a plan participant and that if no such definition is provided in an award or employment agreement “Disability” is defined as in the 2020 Plan.

The Company accounts for all stock-based payment awards granted to employees and non-employees as stock-based compensation expense at their grant date fair value. The Company’s stock-based payments include stock options, RSUs, and incentive warrants. The measurement date for employee awards is the date of grant, and stock-based compensation costs are recognized as expense over the employees’ requisite service period, on a straight-line basis. The measurement date for non-employee awards is generally the date the services were completed, resulting in financial reporting period adjustments to stock-based compensation during either the expected term or the contractual term. Stock-based compensation costs for non-employees are recognized as expense over the vesting period on a straight-line basis. Forfeitures are accounted for as they occur.

The fair value of each grant is estimated on the date of grant by using either the Black-Scholes, Binomial Lattice, or the quoted stock price on the date of grant, unless the awards are subject to market conditions in which case the Company uses the Monte Carlo simulation model. Due to the Company’s limited history, the expected term of the Company’s stock options granted to employees has been determined utilizing the method as prescribed by the SEC’s Staff Accounting Bulletin, Topic 14. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

Restricted Stock Units

During the six months ended May 31, 2021 and 2020, the Company granted 174,493 and 0 RSUs, respectively. During the three months ended May 31, 2021 and 2020, the Company granted 174,493 and 0 RSUs, respectively. 159,000 of the RSUs issued have a “double trigger” for vesting based on stock price and time, as follows: (1) one-third of the RSUs are not subject to any market trigger, the second one-third of the RSUs will be triggered when the Company’s stock trades above $30.00 on a 20-day VWAP, and the final one-third of the RSUs will be triggered when the stock trades above $40.00 on a 20-day VWAP and (2) the employee must remain employed by the Company for three years from the effective date for the RSUs to vest. 15,493 RSUs have a time trigger only and vest in approximately one year. RSU’s outstanding at December 1, 2020 totaling 300,000 met a market condition for the first market condition trigger of vesting and are now subject only to a time-trigger for final vesting.

Stock-based compensation expense for the RSUs for the three months ended May 31, 2021 and 2020 was $0.7 million and $0, respectively. Stock-based compensation expense for the RSUs for the six months ended May 31, 2021 and 2020 was $1.4 million and $0, respectively. The Company recorded stock-based compensation expense for restricted stock units granted to non-employees of approximately $0.07 million and $0 million during the three and six months ended May 31, 2021 and 2020, respectively.

The following table summarizes the RSU activity during the six months ended May 31, 2021:

RSUs
Unvested and outstanding as of November 30, 2020	1,573,500
Granted	174,493
Exercised	—
Cancelled	—
Unvested and outstanding at May 31, 2021	1,747,993

Stock Options

During the six months ended May 31, 2021 and 2020, the Company granted options to employees and directors to purchase 29,000 and 391,750 shares of common stock, respectively. The options issued during the six months ended May 31, 2021 vest over three years. The Company recorded stock-based compensation expense for options granted to its employees and directors of $0.17 million and $0.6 million during the six months ended May 31, 2021 and 2020, respectively. The Company recorded stock-based compensation expense for options granted to its employees and directors of $0.09 million and $0.01 million during the three months ended May 31, 2021 and 2020, respectively.

During the six months ended May 31, 2021, 82,250 stock options were forfeited resulting in net benefit of stock-based compensation of approximately $0.093 million. During the three months ended May 31, 2021, 66,000 stock options were forfeited resulting in net benefit of stock-based compensation of approximately $0.06 million.

During the six months ended May 31, 2021 and 2020, the Company granted options to purchase 0 and 11,000, shares of common stock to non-employee contractors, respectively. The Company recorded stock-based compensation expense for options granted to non-employees of approximately $0.02 million during the three and six months ended May 31, 2021 and 2020, respectively.

Stock Option Valuation

The assumptions that the Company used to determine the grant-date fair value of stock options granted to employees and non-employees for the six months ended May 31, 2021 were as follows:

Black-Scholes option pricing model

Risk free rate	0.33%
Expected dividends	0.00
Expected volatility	83 – 113%
Expected life	4 – 5 years
Market price of the Company’s common stock on date of grant	$14.74 – 19.70
Exercise price	$14.90 – 17.00

The following table summarizes option activity under the 2017 and 2020 Plan during the six months ended May 31, 2021:

	Stock Options	Weighted-Average Exercise Price Per Stock Option
		CDN$	USD$
Outstanding, November 30, 2020(1)	705,967	2.40	3.10
Granted	41,000	18.90	15.60
Exercised	(22,667)	(1.90)	(1.50)
Forfeited	(82,250)	(5.10)	(4.20)
Outstanding, May 31, 2021(2)	642,050	3.60	3.00
Exercisable, May 31, 2021(2)	642,050	2.60	2.20

(1)As of November 30, 2020 all options were governed by the 2017 Plan.

(2)As of May 31, 2021 all options were governed by the 2020 Plan.

Incentive Warrants

During the six months ended May 31, 2021 and 2020, the Company issued 0 and 15,000 of warrants in exchange for services to a marketing consultant to purchase common shares, respectively. The warrants were issued outside of the 2017 Plan and were not included under the 2020 Plan. Stock-based compensation expense for the six months ended May 31, 2021 and 2020 was $0 and $0.02 million, respectively. Stock-based compensation expense for the three months ended May 31, 2021 and 2020 was $0.

Stock-Based Compensation Expense

Total stock-based compensation expense was $1.5 million and $0.6 million for the six months ended May 31, 2021 and 2020, respectively. Total stock-based compensation expense was $0.8 million and $0.01 million for the three months ended May 31, 2021 and 2020, respectively. Total stock-based compensation expense was recorded in Operating expenses in the accompanying Condensed Consolidated Statements of Operations and Comprehensive (Income) Loss.

19.INCOME (LOSS) PER SHARE

For the three and six months ended May 31, 2021, the Company recorded net income. As such, the Company used diluted weighted-average common shares outstanding when calculating diluted income per share for the three and six months ended May 31, 2021. Warrants, stock options, and RSUs that could potentially dilute basic earnings per share (“EPS”) in the future are included in the computation of diluted income per share.

For the three and six months ended May 31, 2020, the Company recorded a net loss. As such, because the dilution from potential common shares was antidilutive, the Company used basic weighted-average common shares outstanding, rather than diluted weighted-average common shares outstanding when calculating diluted loss per share for the three and six months ended May 31, 2020. Preferred Stock, warrants, stock options, and RSUs that could potentially dilute basic EPS in the future that were not included in the computation of diluted loss per share were as follows:

	For the Three Months Ended May 31, 2020	For the Six Months Ended May 31, 2020
Series A Preferred Stock	4,636,667	4,636,667
Warrants	2,783,702	2,783,702
Stock Options	672,667	672,667
RSUs	—	—
Total	8,093,036	8,093,036

The following table sets forth the allocation of net income (loss) for the three and six months ended May 31, 2021 and 2020, respectively:

	For the Three Months Ended May 31,		For the Six Months Ended May 31,
	2021	2020	2021	2020
Net income (loss)	$2,037	$(8,061)	$1,765	$(10,346)
Net income applicable to preferred stock	(1,043)	—	(1,043)	—
Income available to common shareholders	$994	$(8,061)	$722	$(10,346)

The following table reconciles the weighted-average common shares outstanding used in the calculation of basic EPS to the weighted-average common shares outstanding used in the calculation of diluted EPS for the three and six months ended May 31, 2021 and 2020:

	For the Three Months Ended May 31,		For the Six Months Ended May 31,
	2021	2020	2021	2020
Weighted-average common shares outstanding- basic	17,800,749	12,068,759	16,359,496	11,271,719
Assumed conversion of:
Dilutive Stock Options	597,214	—	600,918	—
Dilutive Warrants	304,883	—	399,332	—
Dilutive RSUs	286,385	—	244,385	—
Weighted-average common share outstanding- diluted	18,989,231	12,068,759	17,604,131	11,271,719

1,155,000 RSUs outstanding during the three and six months ended March 31, 2021 and 2020, respectively, were not included in the computation of diluted earnings per share because they are contingently issuable shares.

The following were excluded from the calculation of diluted net income per share for the three and six months ended May 31, 2021 because their effects are anti-dilutive:

	For the Three Months Ended May 31, 2021	For the Six Months Ended May 31, 2021
Antidilutive securities:
Options	638,000	518,000
RSUs	50,000	68,493
Total antidilutive securities	688,000	586,493

20.RELATED PARTY TRANSACTIONS

The following transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by related parties. Amounts due to related parties are unsecured, non-interest bearing with the exception of notes payable, and due on demand.

The Company expensed $0.2 million and approximately $0.001 million for royalties due to Buys, the Company’s CTO, during the six months ended May 31, 2021 and 2020, respectively and had accrued royalties of $0.1 million and $0.3 million as of May 31, 2021 and November 30, 2020, respectively. The Company also recorded stock-based compensation expense of approximately $0.006 million and $0.008 million during the six months ended May 31, 2021 and 2020, related to stock options granted to Buys in 2018 to acquire 150,000 shares of common stock. Stock-based compensation expense was $0.0002 million and $0.002 million during the three months ended May 31, 2021 and 2020, respectively.

The Company issued 386,681 shares of common stock with a value of $0.7 million in connection with the Second Payment to Buys for the portfolio of registered patent rights (the “Buys Portfolio”) during the six months ended May 31, 2021. See Note 13, “Patent Rights,” for additional information.

The Company leased office premises at Wakefield, Massachusetts for rent, utilities and maintenance charge of approximately $0.002 million per month from a corporation owned and controlled by Bryan Ganz (“Ganz”), President and, effective April 1, 2019, Chief Executive Officer (“CEO”) of the Company. This lease was terminated June 30, 2020. The Company expensed $0.02 for these items during the six months ended May 31, 2020. The Company expensed $0.01 million for these items during the three months ended May 31, 2020.

21.LEASES

Operating Leases

The Company has operating leases for real estate in the United States and South Africa and does not have any finance leases.

In 2019, the Company had entered into a real estate lease for office space in Wilmington/Andover, Massachusetts. The Company was involved in the construction and design of the space and incurred construction costs, subject to an allowance for tenant improvements of $0.2 million. The lease expiration date is August 31, 2026. The base rent is $0.1 million per year, subject to an annual upward adjustment. The lease commencement date, for accounting purposes, was reached in June 2020 when the Company was granted access to the premises and therefore the lease is included in the Company’s operating lease right-of-use asset and operating lease liabilities as of June 2020.

The Company leased office and warehouse space in South Africa under a lease that expired on November 30, 2020. The base rent was approximately $0.004 million per month. In December 2020, the Company entered into a new lease for office and warehouse space. The lease expires in November 2024. The base rent during the six months ended May 31, 2021 was approximately $0.005 per month.

The Company leased real estate in Fort Wayne Indiana. The lease expires on February 28, 2022. In February 2021, the Company entered into a lease termination agreement with the landlord. Upon termination, the Company was required to pay a termination fee of approximately $0.02 million. The Company leases warehouse and manufacturing space in Fort Wayne, Indiana. The lease expires on July 31, 2025. The base rent is approximately $0.008 million per month. The Company also leases office space in Las Vegas, Nevada. The lease expires on August 31, 2022. The base rent is approximately $0.004 million per month.

Certain of the Company’s leases contain options to renew and extend lease terms and options to terminate leases early. Reflected in the right-of-use asset and lease liability on the Company’s balance sheets are the periods provided by renewal and extension options that the Company is reasonably certain to exercise, as well as the periods provided by termination options that the Company is reasonably certain to not exercise.

As of May 31, 2021 and November 30, 2020, right-of-use assets of $1.2 million and $1.2 million, current lease liabilities of $0.2 million and $0.3 million and non-current lease liabilities of $0.9 million and $0.8 million, respectively, are reflected in the accompanying Condensed Consolidated Balance Sheets. The elements of lease expense were as follows (in thousands):

	Three Months Ended	Six Months Ended
	May 31, 2021	May 31, 2021
Lease Cost:
Operating lease cost	$87	$179
Short-term lease cost	5	5
Variable lease cost	—	—
Total lease cost	$92	$184

Other Information:
Cash paid for amounts included in the measurement of operating lease liabilities		$156
Operating lease liabilities arising from obtaining right-of-use assets		$182

Operating Leases:
Weighted-average remaining lease term (in years)		4.7 years
Weighted-average discount rate		9.3%

Future lease payments under non-cancelable operating leases as of May 31, 2021 are as follows (in thousands):

Fiscal Year Ending November 30,
2021 (six months)	$161
2022	315
2023	282
2024	290
2025	187
Thereafter	157
Total lease payments	1,392
Less: imputed interest	255
Total lease liabilities	$1,137

Sales-Type Leases

During the six months ended May 31, 2021, the Company entered into an equipment lease as lessor. The lease is being accounted for as a sale-type lease. The term of the lease is three years. For a sales-type lease, the carrying amount of the asset is derecognized from property and equipment and a net investment in the lease is recorded. The net investment in the lease is measured at commencement date as the sum of the lease receivable and the estimated residual value of the equipment. The unguaranteed residual value of the equipment is determined as the estimated carrying value of the asset at the end of the lease term had the asset been depreciated on a straight-line basis. Selling profit or loss arising from a sales-type lease is recorded at lease commencement and presented on a gross basis. Over the term of the lease, the Company recognizes interest income on the net investment in the lease. At lease commencement, the Company determined the unguaranteed residual value of the equipment was $0 and the selling profit or loss was immaterial.

The receivable recorded as a result of the lease is collateralized by the underlying equipment and consist of the following components at May 31, 2021 (in thousands):

Net minimum lease payments to be received	$121
Less: unearned interest income portion	14
Net investment in sales-type leases	107
Less: current portion	44
Net investment in sales-type leases, non-current	$63

The maturity schedule of future minimum lease payments under sales-type leases and the reconciliation to the net investment in sales-type leases reported at May 31, 2021 was as follows (in thousands):

Fiscal Year Ending November 30,
2021 (six months)	$27
2022	54
2023	40
Total future minimum sales-type lease payments	121
Less: unearned income	14
Total net investment in sales-type leases	$107

22. INCOME TAXES

For the three months ended May 31, 2021 and 2020, the Company recorded an income tax expense of $0.2 million and $0, respectively. For the six months ended May 31, 2021 and 2020, the Company recorded an income tax expense of $0.2 million and $0, respectively. For the three months ended May 31, 2021 and 2020, the effective tax rate was 8.2% and 0%, respectively. For the six months ended May 31, 2021 and 2020, the effective tax rate was 9.4% and 0%, respectively. The Company’s tax rate differs from the statutory rate of 21.0% due to the effects of state taxes net of federal benefit, the foreign tax rate differential as a result of Byrna South Africa, effects of permanent non-deductible expenses, the recording of a valuation allowance against the deferred tax assets generated in the prior period, utilization of Net Operating Loss (“NOL”) and other effects.

The Company is subject to income tax in the U.S., as well as various state and international jurisdictions. The federal and state tax authorities can generally reduce a net operating loss (but not create taxable income) for a period outside the statute of limitations in order to determine the correct amount of net operating loss which may be allowed as a deduction against income for a period within the statute of limitations. Additional information regarding the statutes of limitations can be found in Note 23, “Income Taxes,” in the Notes to Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10-K for the year ended November 30, 2020.

On March 27, 2020, Congress signed into law the $2 trillion bipartisan Coronavirus Aid, Relief and Economic Security (CARES) Act. The CARES Act includes a variety of economic and tax relief measures intended to stimulate the economy, including loans for small businesses, payroll tax credits/deferrals, and corporate income tax relief. Due to the Company’s history of net operating losses and full valuation allowance, the CARES Act did not have a significant effect to the income tax provision, as the corporate income tax relief was directed towards cash taxpayers.

23. COMMITMENTS AND CONTINGENCIES

Royalty Payment

Pursuant to the amended agreement related to the Final Payment to Buys for the Buys Portfolio, the Company is committed to a minimum royalty payment of $0.025 million per year. Royalties on CO2 pistols are to be paid for so long as patents remain effective beginning at 2 ½% of the agreed upon a net price of $167.60 (“Stipulated Net Price”) for the first year and reduced by 0.1% each year thereafter until it reaches 1%. For each substantially new product in this category, the rate will begin again at 2 ½%. Royalties on the fintail projectiles (and any improved versions thereof) will be paid so long as patents remain effective at a rate of 4% of the agreed upon Stipulated Net Price for fintail projectile products.

COVID-19 Pandemic and the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic may have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2021.

The Company faces various risks related to COVID-19 outbreak. The Company is dependent on its workforce to deliver its products. If significant portions of the Company’s workforce are unable to work effectively, or if customers’ operations are curtailed due to illness, quarantines, government actions, facility closures, or other restrictions in connection with the COVID-19 pandemic, the Company’s operations will likely be impacted. The Company may be unable to perform fully on its contracts and costs may increase as a result of the COVID-19 outbreak. These cost increases may not be fully recoverable or adequately covered by insurance. Since the COVID-19 outbreak began, no facilities have been fully shut down. Certain of the Company’s vendors may be unable to deliver materials on time due to the COVID-19 outbreak. Such delays may negatively impact the Company’s production, and the Company plans to continue to monitor these and its other vendors and, if necessary, seek alternative suppliers.

On March 27, 2020, then President Trump signed into law the CARES Act. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act also appropriated funds for the Small Business Administration (SBA) Paycheck Protection Program loans that are forgivable in certain situations to promote continued employment, as well as Economic Injury Disaster Loans to provide liquidity to small businesses harmed by COVID-19.

Product Liability

In February 2021, the Company identified certain Byrna® HD launchers that may contain a wire that is not to specification and, as a result, the Company accrued a $0.2 million reserve for the possible costs related to updating affected launchers. As of May 31, 2021, approximately $0.06 million of these estimated costs have been incurred or resolved.

Legal Proceedings

In the ordinary course of our business, the Company may be subject to certain other legal actions and claims, including product liability, consumer, commercial, tax and governmental matters, which may arise from time to time. The Company does not believe it is currently a party to any pending legal proceedings. Notwithstanding, legal proceedings are subject-to inherent uncertainties, and an unfavorable outcome could include monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on the Company’s business, financial position, results of operations, and/or cash flows. Additionally, although the Company has specific insurance for certain potential risks, the Company may in the future incur judgments or enter into settlements of claims which may have a material adverse impact on the Company’s business, financial position, results of operations, and/or cash flows.

24.EXCLUSIVE SUPPLY AND PURCHASE AGREEMENTS

The Company entered into a Development, Supply and Manufacturing Agreement with the manufacturer of the 40mm blunt impact projectile (“BIP”) on August 1, 2017. This agreement requires the Company to order and purchase only from the BIP manufacturer certain BIP assemblies and components for use by the Company to produce less-lethal and training projectiles as described in the agreement. The agreement is for a term of four years with an automatic extension for additional one-year terms if neither party has given written notice of termination at least 60 days prior to the end of the then-current term. The agreement does not contain any minimum purchase commitments. Purchases from the BIP manufacturer were $0 and $0.07 million for the six months ended May 31, 2021 and 2020, respectively. Purchases from the BIP manufacturer were $0 and $0.06 million for the three months ended May 31, 2021 and 2020, respectively. Notice has been provided and this Development, Supply and Manufacturing Agreement will not be extended after August 1, 2021.

25.SEGMENT AND GEOGRAPHICAL DISCLOSURES

The CEO, who is also the Chief Operating Decision Maker, evaluates the business as a single entity, which includes reviewing financial information and making business decisions based on the overall results of the business. As such, the Company’s operations constitute a single operating segment and one reportable segment.

The tables below summarize the Company’s revenue for the three and six months ended May 31, 2021 and 2020, respectively, by geographic region (in thousands).

Revenue:

Three Months Ended	U.S.	South Africa	Total
May 31, 2021	$12,868	$533	$13,401
May 31, 2020	1,077	113	1,190

Six Months Ended	U.S.	South Africa	Total
May 31, 2021	$21,325	$969	$22,294
May 31, 2020	1,321	18	1,339

26.FINANCIAL INSTRUMENTS

The Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.

i)Currency Risk

The Company held its cash balances within banks in Canada in both U.S. dollars and Canadian dollars, with banks in the U.S. in U.S. dollars, and with banks in South Africa in U.S. dollars and South African rand. The Company’s operations are conducted in the U.S. and South Africa. The value of the South African rand against the U.S. dollar may fluctuate with the changes in economic conditions.

During the six months ended May 31, 2021, in comparison to the prior year period, the U.S. dollar strengthened in relation to the South African rand, and upon the translation of the Company’s subsidiaries’ revenues, expenses, assets and liabilities held in South African rand, respectively. As a result, the Company recorded a translation adjustment gain of $0.2 million and $0.1 million primarily related to the South African rand during the six months ended May 31, 2021 and 2020, respectively. The Company recorded a translation adjustment gain/(loss) of $0.1 and $0.1 million primarily related to the South African rand during the three months ended May 31, 2021 and 2020, respectively.

The Company’s South African subsidiary revenues, cost of goods sold, operating costs and capital expenditures are denominated in South African rand. Consequently, fluctuations in the U.S. dollar exchange rate against the South African rand increases the volatility of sales, cost of goods sold and operating costs and overall net earnings when translated into U.S. dollars. The Company is not using any forward or option contracts to fix the foreign exchange rates. Using a 10% fluctuation in the U.S. exchange rate, the impact on the loss and stockholders’ equity is not material.

ii)Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The financial instruments that potentially subject the Company to credit risk consist of cash and accounts receivable. The Company maintains cash with high credit quality financial institutions located in the U.S. and South Africa. The Company maintains cash and cash equivalent balances with financial institutions in the U.S. in excess of amounts insured by the Federal Deposit Insurance Corporation.

The Company provides credit to its customers in the normal course of its operations. It carries out, on a continuing basis, credit checks on its customers.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Byrna Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Byrna Technologies Inc. and subsidiaries (the “Company”) as of November 30, 2020, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of November 30, 2020, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 18 to the consolidated financial statements, the Company has changed its method of accounting for leases for the year ended November 30, 2020 due to the adoption of Accounting Standards Update 2016-02, Leases (Topic 842), as amended.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ EisnerAmper LLP

We have served as the Company’s auditor since 2020.

EISNERAMPER LLP
New York, New York

February 26, 2021 (except for the fourth paragraph of Note 24, as to which the date is June 1, 2021)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Byrna Technologies Inc. (formerly Security Devices International, Inc.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Byrna Technologies Inc. (formerly Security Devices International, Inc.) (“Company”) as of November 30, 2019 and the related consolidated statements of operations and comprehensive loss, cash flows, and changes in stockholders’ equity (deficit) for the year ended November 30, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2019 and the results of their operations and their cash flows for the year ended November 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Standard

As discussed in the notes to the financial statements, the Company changed its method of accounting for revenue from contracts with customers as a result of the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers effective December 1, 2018, under the modified retrospective method.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company has incurred recurring losses and cash shortfalls from operations and is dependent on future financings and revenue streams to fund operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in the notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Mayer Hoffman McCann CPAs
(The New York Practice of Mayer Hoffman McCann P.C.)

We have served as the Company’s auditor since 2019.

New York, New York
May 18, 2020, except for the fourth paragraph of Note 24, as to which the date is June 1, 2021

See accompanying notes to consolidated financial statements.

BYRNA TECHNOLOGIES INC.
Consolidated Balance Sheets
(Amounts expressed in U.S. Dollars)

	November 30,
	2020	2019
ASSETS
CURRENT ASSETS
Cash	$3,175,074	$1,081,900
Restricted cash	6,388,561	—
Accounts receivable, net	834,459	438,255
Inventory, net	4,816,615	959,748
Prepaid expenses and other current assets	1,391,284	377,305
Total current assets	16,605,993	2,857,208

Patent rights, net	810,928	99,002
Deposits for equipment	619,144	196,921
Right-of-use-asset, net	1,200,447	—
Property and equipment, net	1,220,208	321,288
Goodwill	650,787	—
Restricted cash	92,000	92,000
Other assets	16,613	—
TOTAL ASSETS	$21,216,120	$3,566,419

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$6,629,075	$639,877
Operating lease liabilities, current	257,608	—
Deferred revenue	4,902,087	10,842
Convertible notes payable, net	—	2,758,578
Notes payable, current	75,480	—
Accrued interest	—	266,143
Total current liabilities	11,864,250	3,675,440

Convertible notes payable, non-current	—	1,874,972
Notes payable, non-current	114,820	—
Operating lease liabilities, non-current	828,005	—
Total Liabilities	12,807,075	5,550,412

COMMITMENTS AND CONTINGENCIES (NOTE 20)

See accompanying notes to consolidated financial statements.

	November 30,
	2020	2019
STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock, $0.001 par value, 5,000,000 shares authorized, no shares issued	—	—
Series A Preferred Stock, 1,500 shares designated, 1,391 and 0 shares issued and outstanding, respectively	1	—
Common stock, $0.001 par value 300,000,000 shares authorized, 14,852,023 and 10,402,184 shares issued and outstanding, respectively	14,852	10,402
Additional paid-in capital	58,581,507	36,574,140
Shares to be issued	—	20,000
Treasury stock, at cost, 0 and 370,000 shares, respectively	—	(888,000)
Accumulated deficit	(50,215,448)	(37,662,123)
Accumulated other comprehensive income (loss)	28,133	(38,412)

Total Stockholders’ Equity (Deficit)	8,409,045	(1,983,993)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$21,216,120	$3,566,419

See accompanying notes to consolidated financial statements.

BYRNA TECHNOLOGIES INC.
Consolidated Statements of Operations and Comprehensive Loss
(Amounts expressed in U.S. Dollars)

	Years Ended November 30,
	2020	2019
Net revenue	$16,566,295	$924,419
Cost of goods sold	(9,058,125)	(775,412)
Gross profit	7,508,170	149,007
Operating expenses	11,817,002	3,437,544
LOSS FROM OPERATIONS	(4,308,832)	(3,288,537)
OTHER INCOME (EXPENSE)
Foreign currency transaction loss	(91,399)	(12,031)
Accretion of debt discounts	(755,401)	(1,120,872)
Interest expense	(233,095)	(414,364)
Loss on extinguishment of debt	(6,026,654)	—
Warrant inducement expense	(845,415)	—
Change in fair value of derivative liabilities	—	426,019
LOSS BEFORE INCOME TAXES	(12,260,796)	(4,409,785)
Income tax provision	292,529	—
NET LOSS	(12,553,325)	(4,409,785)

Foreign exchange translation adjustment for the year	66,545	(4,115)
COMPREHENSIVE LOSS	$(12,486,780)	$(4,413,900)

Net loss per share – basic and diluted	$(0.99)	$(0.43)
Weighted-average number of common shares outstanding during the year – basic and diluted	12,678,747	10,354,383

See accompanying notes to consolidated financial statements.

BYRNA TECHNOLOGIES INC.
Consolidated Statements of Cash Flows
(Amounts expressed in U.S. Dollars)

	Years Ended November 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(12,553,325)	$(4,409,785)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Stock-based compensation expense	1,252,366	218,154
Accretion of debt discounts	755,401	1,120,872
Loss on extinguishment of debt	6,026,654	—
Warrant inducement	845,415	—
Write-down of inventory	553,046	44,786
Change in fair value of derivative liability	—	(426,019)
Issuance of common shares for services	429,582	514,339
Issuance of convertible notes payable for services	—	112,500
Stock to be issued for services	—	20,000
Cancellation of shares for services	—	(19,996)
Issuance of warrants for payment of accrued interest	124,603	249,376
Operating lease costs	138,599	—
Depreciation and amortization	177,181	46,844
Amortization of patent rights	64,873	7,332
Changes in assets and liabilities, net of acquisition:
Accounts receivable	(432,907)	(419,341)
Deferred revenue	4,891,245	—
Inventory	(4,491,329)	(875,413)
Prepaid expenses and other current asserts	(1,022,802)	(226,060)
Other assets	(16,613)	—
Accounts payable and accrued liabilities	5,937,818	270,177
Operating lease liabilities	(250,540)	—
Accrued interest	108,488	—
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	2,537,755	(3,772,234)

CASH FLOWS FROM INVESTING ACTIVITIES
Patent rights	(80,000)	—
Roboro acquisition, net of cash acquired	(488,852)	—
Purchases of property and equipment	(1,426,434)	(245,971)
NET CASH USED IN INVESTING ACTIVITIES	(1,995,286)	(245,971)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from warrant exercises	7,223,979	—
Proceeds from stock option exercises	10,431	—
Proceeds from Roboro sellers for common stock	500,000	—
Proceeds from convertible notes	—	5,068,265
Proceeds from notes payable	190,300	—

See accompanying notes to consolidated financial statements.

	Years Ended November 30,
	2020	2019
Payment of cash for stock to be issued	(20,000)	—
Repayment of notes payable	(136,748)	—
Repayment of secured convertible notes	—	(1,035,930)
NET CASH PROVIDED BY FINANCING ACTIVITIES	7,767,962	4,032,335
Effects of foreign currency exchange rate changes	171,304	(22,617)
NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH FOR THE YEAR	8,481,735	(8,487)
CASH AND RESTRICTED CASH, BEGINNING OF YEAR	1,173,900	1,182,387
CASH AND RESTRICTED CASH, END OF YEAR	$9,655,635	$1,173,900

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
INCOME TAXES PAID	—	—
INTEREST PAID	$988,493	$161,595

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

On January 2020, the Company issued 386,681 shares of common stock with a value of $696,799 in exchange for patent rights. See Note 10, “Patent Rights.”

In January 2020, the Company issued 49,842 warrants to all noteholders as payment in kind to satisfy $124,603 of accrued interest.

In February 2020, the Company issued 15,000 warrants with a value of approximately $8,000 for marketing services.

Effective April 8, 2020, the Company exchanged an aggregate of approximately $6,950,000 of all its outstanding convertible notes payable which were issued in October 2018, April 2019, May 2019, July 2019, and September 2019, representing principal and accrued interest through April 7, 2020, for 1,391 shares Series A Convertible Preferred Stock (“Series A Preferred Stock”). As the transaction was accounted for as a debt extinguishment, the shares of Series A Preferred Stock and warrants issued were recorded in equity at fair value of $11,591,623 (before reduction of $29,150 related to issuance costs) and $239,747, respectively. See Note 13, “Convertible Notes Payable.” Note 14 and “Stockholders’ Equity (Deficit)”.

During the year ended November 30, 2019, 300,000 shares of outstanding common stock was agreed to be returned to the Company by FinTekk AP, LLC (“FinTekk”) for unused marketing services of $550,000. The $550,000 consists of $888,000 Treasury Stock Receivable, partially offset by $338,000 of the associated Additional Paid-in Capital and is included in Stockholders’ Deficit at November 30, 2019. In January 2020, Fintekk returned 370,000 shares associated with the Treasury Stock Receivable recorded in fiscal 2019.

During the year ended November 30, 2019, $2,290,373 of warrants were issued with convertible notes payable.

See accompanying notes to consolidated financial statements.

BYRNA TECHNOLOGIES INC.
Consolidated Statement of Changes in Stockholders’ Equity (Deficit)
(Amounts expressed in U.S. Dollars)

	Series A Preferred Stock		Common Stock		Shares to be Issued	Treasury Stock Receivable	Additional Paid- in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	#	$	#	$	$	$	$	$	$	$
Balance, November 30, 2018	—	$—	10,197,690	$10,198	$—	$—	$33,433,474	$(33,252,338)	$(34,297)	$157,037
Issuance of common stock for services	—	—	217,988	218	—	—	314,121	—	—	314,339
Cancellation of shares			(13,494)	(14)	—	—	(19,982)	—	—	(19,996)
Redemption of stock issued for service	—	—	—		—	(888,000)	338,000	—	—	(550,000)
Issuance of warrants with convertible notes payable	—	—	—	—	—	—	2,290,373	—	—	2,290,373
Stock to be issued	—	—	—	—	20,000	—	—	—	—	20,000
Stock-based compensation for issuance of stock options	—	—	—	—	—	—	218,154	—	—	218,154
Net loss	—	—	—		—	—	—	(4,409,785)	—	(4,409,785)
Foreign currency translation	—	—	—	—	—	—	—	—	(4,115)	(4,115)
Balance, November 30, 2019	—	—	10,402,184	10,402	20,000	(888,000)	36,574,140	(37,662,123)	(38,412)	(1,983,993)
Issuance of common stock pursuant to exercise of stock options	—	—	5,500	5		—	10,426	—	—	10,431
Shares to be issued	—	—	—		—	—	—	—	—	—
Issuance of common stock for services	—	—	87,783	88	—	—	429,494	—	—	429,582
Issuance of common stock for intellectual property	—	—	386,680	387	—	—	696,412	—	—	696,799
Issuance of common stock – Roboro acquisition	—	—	138,890	139	—	—	555,417	—	—	555,556
Issuance of warrants upon conversion of the convertible notes	—	—	—	—	—	—	239,747	—	—	239,747
Issuance of Series A preferred stock upon conversion of the convertible notes	1,391	1	—	—	—	—	11,562,472	—	—	11,562,473
Issuance of warrants for payment of accrued interest	—	—	—	—	—	—	124,603	—	—	124,603
Stock—based compensation	—	—	—	—	—	—	1,252,366	—	—	1,252,366
Cancellation of shares	—	—	(370,000)	(370)	—	888,000	(887,630)	—	—	—
Stock to be issued settled in cash	—	—	—	—	(20,000)	—	—	—	—	(20,000)
Warrant exercises	—	—	4,200,986	4,201	—	—	8,024,060	—	—	8,028,261
Net loss	—	—	—	—	—	—	—	(12,553,325)	—	(12,553,325)
Foreign currency translation	—	—	—	—	—	—	—	—	66,545	66,545
Balance, November 30, 2020	1,391	$1	14,852,023	$14,852	$—	$—	$58,581,507	$(50,215,448)	$28,133	$8,409,045

BYRNA TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
November 30, 2020 and 2019
(Amounts expressed in U.S. Dollars)

1.NATURE OF OPERATIONS

Byrna Technologies Inc. (the “Company” or “Byrna”) is a less-lethal defense technology company, specializing in next generation solutions for security situations that do not require the use of lethal force. The Company’s primary product is its .68 caliber handheld personal security device called the Byrna® HD and Byrna® HD magazines and projectiles. The Company manufactures its Byrna® HD launchers and magazines at its South African subsidiary, Roboro Industries (“Roboro”), and beginning on October 6, 2020, at its manufacturing facility in Fort Wayne, Indiana. The Company has implemented manufacturing partnerships in the United States and South Africa, to assist in the deployment of its patented and patent pending family of 40mm ammunition and its .68 caliber ammunition. The Company’s 40mm products are its SDI® branded Blunt Impact Projectile 40mm (“BIP®”) line of products.

The Company was incorporated under the laws of the state of Delaware on March 1, 2005. On February 3, 2014, the Company incorporated a wholly-owned subsidiary in Canada, Security Devices International Canada Corp. (“SDI Canada”). SDI Canada was dissolved on December 19, 2019. On March 1, 2018, the Company acquired all the shares of a company in South Africa, Byrna South Africa (Pty) Ltd. (“Byrna South Africa”). On May 5, 2020, the Company acquired all the outstanding shares of Roboro, its exclusive manufacturer in South Africa. See Note 5, “Business Combination.”

2.OPERATIONS AND MANAGEMENT PLANS

From inception to November 30, 2020, the Company had incurred a cumulative loss of $50.2 million. The Company had funded operations through the issuance of common stock, warrants, and convertible notes payable. The Company generated $16.6 million in revenue for the year ended November 30, 2020 but continues to incur a loss from operations. It still is expected to incur significant losses before the Company’s revenues sustains its operations. In addition, for the year ended November 30, 2020 the Company generated cash flows from operations of $2.5 million. The Company’s future success was dependent upon its ability to raise sufficient capital or generate adequate revenue, to cover its ongoing operating expenses, and also to continue to develop and be able to profitably market its products.

The rapid growth of revenues and development of the production capacity to support them have substantially improved the Company’s operations and financial condition during the year ended November 30, 2020. Sales increased by $15.6 million in fiscal 2020 as compared to fiscal 2019, and cash and restricted cash has increased by approximately $8.5 million. On January 19, 2021, the Company entered into a $5,000,000 revolving line of credit, secured by the Company’s accounts receivable and inventory and another $1,500,000 line of credit, secured by the Company’s equipment, with a bank. See Note 24, “Subsequent Events” for additional information. Management projects that all cash needs will be met beyond one year from the time these financial statements are issued.

3.BASIS OF PRESENTATION

These consolidated financial statements for the years ended November 30, 2020 and 2019 include the accounts of the Company and its subsidiaries SDI Canada through the date of its dissolution, Byrna South Africa, and Roboro since the date of its acquisition. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the presentation of amounts for the year ended November 30, 2020.

4.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to our consolidated financial statements. Significant estimates include assumptions about collection of accounts receivable and the reserve for doubtful accounts, stock-based compensation expense, fair value of equity instruments, valuation for deferred tax assets, incremental borrowing rate on leases, valuation and carrying value of goodwill and other identifiable intangible assets, estimates for warranty costs, and useful life of fixed assets.

b)Business Combinations

Business combinations are accounted for at fair value. The Company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values at the acquisition dates. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from the utilization of trade names from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Goodwill is not amortized but is reviewed for impairment annually or more frequently when events or changes in circumstances indicate that the carrying value may not be recoverable. The Company has the option to perform a qualitative assessment over goodwill when events occur or circumstances change that would, more likely than not, reduce the fair value of a reporting unit. If the Company concludes, based on the qualitative assessment, that a reporting unit would more likely than not exceed its fair value, a quantitative assessment is performed which is based upon a comparison of the reporting unit’s fair value to its carrying value. The fair values used in this evaluation are estimated based upon future discounted cash flow projections for the reporting unit. An impairment charge is recognized for any amount by which the carrying amount of goodwill exceeds its fair value.

The Company performs its review for impairment during the third quarter of each year. The Company assesses goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a component. At August 31, 2020, the Company determined that there was no impairment of goodwill.

c)Restricted Cash

The Company’s restricted cash – current was $6,388,561 and $0 at November 30, 2020 and 2019, respectively. This amount is due to holds placed on its use by the Company’s merchant services vendor pending fulfillment of backorders prepaid by credit cards or PayPal. The Company’s long-term restricted cash of $92,000 at November 30, 2020 and 2019, respectively, consists of cash that the Company is contractually obligated to maintain in accordance with the terms of its November 2019 lease agreement.

d)Allowance for Doubtful Accounts Receivable

The Company provides an allowance for its accounts receivable for estimated losses that may result from its customers’ inability to pay. The Company determines the amount of the allowance by analyzing known uncollectible accounts, aged receivables, economic conditions, historical losses, and changes in customer payment cycles and its customers’ creditworthiness. Amounts later determined and specifically identified to be uncollectible are charged or written off against this allowance. To minimize the likelihood of uncollectibility, the Company reviews its customers’ creditworthiness periodically. Material differences may result in the amount and timing of expense for any period if the Company were to make different judgments or utilize different estimates. The allowance for doubtful accounts at November 30, 2020 and 2019 was $12,191 and $0, respectively.

e)Inventories

Inventories are principally comprised of raw materials and finished goods, and are valued at the lower of cost or net realizable value with cost being determined on the first-in, first-out basis. The Company reviews inventories for obsolete items to determine adjustments that it estimates will be needed to record inventory at lower of cost or net realizable value. Inventory costs include labor, overhead, subcontracted manufacturing costs and inbound freight costs.

f)Property and Equipment

Property and equipment are recorded at cost, and reflected net of accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, primarily three to seven years for computer hardware and software, furniture and fixtures, and machinery and equipment. Leasehold improvements are amortized over the lesser of the useful lives of three to seven years or lease terms. Expenditures for major renewals and betterments to property and equipment are capitalized, while expenditures for maintenance and repairs are charged as an expense as incurred. Upon retirement or disposition, the applicable property amounts are deducted from the accounts and any gain or loss is recorded in the Consolidated Statements of Operations and Comprehensive Loss. Useful lives are determined based upon an estimate of either physical or economic obsolescence or both.

g)Patent Rights

The perpetual, irrevocable, exclusive and non-exclusive license to use technology with respect to the cost of patent rights is capitalized and amortized over the estimated useful life, currently estimated to be 15 years.

h)Impairment of Long-Lived Assets

Long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable.

The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset group over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value. There were no impairments of long-lived assets during the years ended November 30, 2020 and 2019, respectively.

i)Convertible Notes Payable

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments the Company accounts for convertible debt instruments in accordance with ASC 470-20, Debt with Conversion and Other Options. The Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. The Company amortizes any debt discount over the term of the notes, using the straight-line method, which approximates the effective interest method. The Company records, when necessary, any induced conversion expense, at the time of conversion for the difference between the reduced conversion price per share and the original conversion price per share.

j)Fair Value of Financial Instruments

The Company determines fair value based on its accounting policy for fair value measurement (i.e. exit price that would be recovered for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date). See note 4 (t). The Company has not used derivative financial instruments such as forwards to hedge foreign currency exposures. Convertible debt issued is initially recognized at fair value. Derivative liabilities are measured at fair value at each reporting period and convertible debt is subsequently measured at amortized cost.

k)Revenue Recognition

Product Sales

The Company generates revenue through the wholesale distribution of its products and accessories to dealers/distributors, large end-users such as security companies and law enforcement agencies, and through an e-commerce portal to consumers. Revenue is recognized upon transfer of control of goods to the customer, which generally occurs when title to goods is passed and risk of loss transfers to the customer. Depending on the contract terms, transfer of control is upon shipment of goods to or upon the customer’s pick-up of the goods. Payment terms to customers other than e-commerce customers are generally 30-60 days for established customers, whereas new wholesale and large end-user customers have prepaid terms for their first order. The amount of revenue recognized is net of returns and discounts that the Company offers to its customers. Products purchased include a standard warranty that cannot be purchased separately. This allows customers to return defective products for repair or replacement within one year of sale. The Company also sells an extended warranty for the same terms over three years. The extended 3-year warranty can be purchased separately from the product and therefore, must be classified as a service warranty. Since a warranty for the first year after sale is included and non-separable from all launcher purchases, the Company considers this extended warranty to represent a service obligation during the second and third years after sale. Therefore, the Company accumulates billings of these transactions on the balance sheet as deferred revenue, to be recognized on a straight-line basis during the second and third year after sale. The Company recognizes an estimated reserve based on its analysis of historical experience, and an evaluation of current market conditions. The Company’s returns under warranties have been immaterial. In February 2021, the Company identified certain Byrna® HD launchers that may contain a wire that is not to specification and is offering customers a free factory service update for their launchers. The company accrued a $195,000 reserve for the possible costs related to updating affected launchers.

The Company also has a 60-day money back guarantee, which allows for a full refund of the purchase price, excluding shipping charges, within 60 days from the date of delivery. The right of return creates a variable component to the transaction price and needs to be considered for any possible constraints. The Company estimates returns using the expected value method, as there will likely be a range of potential return amounts. The Company’s returns under the 60-day money back guarantee have been immaterial.

The Company excludes from revenue taxes collected from customers and remitted to government authorities related to sales of the Company’s products. Shipping and handling costs that occur after control of goods has been transferred to the customer and that are not billed to the customer are accounted for as fulfillment costs and are included in cost of goods sold in the accompanying Consolidated Statements of Operations and Comprehensive Loss.

The Company accounts for shipping and handling activities related to contracts with customers as costs to fulfill the promise to transfer the associated products. Shipping and handling costs associated with the distribution of finished products to customers, are recorded in cost of goods sold in the accompanying Consolidated Statements of Operations and Comprehensive Loss and are recognized when the product is shipped to the customer. Shipping and handling costs included in cost of goods sold were $1,375,827 and $21,487 during the years ended November 30, 2020 and 2019, respectively. Costs to obtain a contract consist of commissions paid to employees and are included in operating expenses in the accompanying Consolidated Statements of Operations and Comprehensive Loss. Commissions were $565,393 and $0 for the years ended November 30, 2020 and 2019, respectively.

Included as cost of goods sold are costs associated with the production and procurement of products, such as labor and overhead, inbound freight costs, manufacturing depreciation, purchasing and receiving costs, inspection costs and the shipping and handling costs.

Contract Liabilities

Deferred revenue primarily relates to unfulfilled e-commerce orders for the years ended November 30, 2020 and 2019.

l)Advertising

Advertising related costs are expensed as incurred and are included in operating expenses in the accompanying Consolidated Statements of Operations and Comprehensive Loss. Advertising expenses were $1,047,605 and $366,786 during the years ended November 30, 2020 and 2019, respectively.

m)Research and Development

Research and development (“R&D”) costs are expensed as incurred and are included in operating expenses in the accompanying Consolidated Statements of Operations and Comprehensive Loss. R&D costs were $43,992 and $158,105 during the years ended November 30, 2020 and 2019, respectively.

n)Incomes Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Deferred tax assets are recognized to the extent the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company records uncertain tax positions as liabilities and adjusts these liabilities when its judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. As of November 30, 2020 and 2019, the Company has not recorded any uncertain tax positions in our financial statements.

If incurred, the Company recognizes interest and penalties related to income taxes on the income tax expense line in the accompanying Consolidated Statement of Operations and Comprehensive Loss. As of November 30, 2020 and 2019, no accrued interest or penalties related to income taxes are included in the consolidated balance sheets.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company’s tax years are still open under statute from November 30, 2017, to the present. The resolution of tax matters is not expected to have a material effect on the Company’s consolidated financial statements.

On March 27, 2020, then President Trump signed into law the $2 trillion bipartisan CARES Act. The CARES Act includes a variety of economic and tax relief measures intended to stimulate the economy, including loans for small businesses, payroll tax credits/deferrals, and corporate income tax relief. Due to the Company’s history of net operating losses and full valuation allowance for deferred tax assets, the CARES Act did not have a significant effect to the income tax provision, as the corporate income tax relief was directed towards cash taxpayers.

o)Loss Per Share

Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding for the year. Diluted loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding plus common stock equivalents (if dilutive) related to stock options and warrants for each year and the conversion feature of convertible notes payable.

p)Stock-Based Compensation

The Company accounts for all stock-based payment awards granted to employees and non-employees as stock-based compensation expense at their grant date fair value. The Company’s stock-based payments include stock options, restricted stock units, and incentive warrants. The measurement date for employee awards is the date of grant, and stock-based compensation costs are recognized as expense over the employees’ requisite service period, on a straight-line basis. The measurement date for non-employee awards is generally the date the services were completed, resulting in financial reporting period adjustments to stock-based compensation during either the expected term or the contractual term. Stock-based compensation costs for non-employees are recognized as expense over the vesting period on a straight-line basis. Stock-based compensation is classified in the accompanying Statements of Operations and Comprehensive Loss based on the function to which the related services are provided, which is included in operating expenses in the accompanying Consolidated Statements of Operations and Comprehensive Loss. Forfeitures are accounted for as they occur.

The fair value of each stock option grant is estimated on the date of grant by using either the Black-Scholes, Binomial Lattice, or the quoted stock price on the date of grant, unless the awards are subject to market conditions in which case we use the Monte Carlo simulation model. Due to the Company’s limited history, the expected term of the Company’s stock options granted to employees has been determined utilizing the method as prescribed by the SEC’s Staff Accounting Bulletin, Topic 14. The expected term for stock options granted to non-employees is equal to the contractual term of the options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

q)Foreign Currency Transactions

Foreign currency transactions are transactions denominated in a currency other than a subsidiary’s functional currency. A change in the exchange rates between a subsidiary’s functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of the transaction. That increase or decrease in expected functional currency cash flows is recorded as other income (expense), in the accompanying Consolidated Statements of Operations and Comprehensive Loss.

r)Foreign Currency Translation

The Company maintains its books and records in U.S. Dollars, which is its functional and reporting currency. Assets and liabilities of the Company’s international subsidiaries in which the local currency is the functional currency are translated into U.S. Dollars at period-end exchange rates. Income and expenses are translated into U.S. Dollars at the average exchange rates during the period. The resulting translation adjustments are included in the Company’s Consolidated Balance Sheets as a component of accumulated other comprehensive income (loss).

s)Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of foreign currency translation adjustments.

t)Fair Value Measurement

The Company follows a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to settle a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a three-tier fair value hierarchy has been established, which prioritizes the inputs used in measuring fair value as follows:

•Level 1 - Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•Level 2 - Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

•Level 3 - Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

u)Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“ASC 606”). Subsequently, the FASB issued several updates to ASC 606. ASC 606 also includes new guidance on costs related to a contract, which is codified in ASC Subtopic 340-40. In applying ASC 606, revenue is recognized when control of promised goods or services transfers to a customer and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. The major provisions of the new standard include: the determination of enforceable rights and obligations between parties; the identification of performance obligations including those related to material right obligations; the allocation of consideration based upon relative standalone selling price; accounting for variable consideration; the determination of whether performance obligations are satisfied over time or at a point in time; and enhanced disclosure requirements. The Company adopted ASC 606 during the first quarter of 2019 by applying the modified retrospective method to all contracts which resulted in (a) no impact to the financial statements and (b) additional financial statement disclosures.

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (“ASU 2016-02”). This standard requires the recognition of lease assets and liabilities for all leases, with certain exceptions, on the balance sheet. For public companies, the standard is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those fiscal years. The Company adopted ASU 2016-02 on December 1, 2019, or the effective date, and used the effective date as its date of initial application. As such, the Company did not adjust prior period amounts. The Company also elected to adopt the package of practical expedients upon transition, which permits companies to not reassess lease identification, classification, and initial direct costs under ASU 2016-02 for leases that commenced prior to the effective date.

The Company has elected not to recognize on the balance sheet leases with terms of one year or less. Upon adoption, the Company recorded lease liabilities of $65,136 and right-of-use assets of $65,136 on the balance sheet as of December 1, 2019.

In May 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-09, Compensation - Stock Compensation: Scope of Modification Accounting, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. An entity will account for the effects of a modification unless the fair value of the modified award is the same as the original award, the vesting conditions of the modified award are the same as the original award and the classification of the modified award as an equity instrument or liability instrument is the same as the original award. This update became effective for the Company on December 1, 2018, including interim periods. The Company adopted and will apply the update prospectively to any award modifications.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic: 260), Distinguishing Liabilities from Equity (Topic: 480), Derivatives and Hedges (Topic 815). The FASB issued the update to simplify the accounting for certain financial instruments with down round features. The Company adopted ASU 2017-11 in the first quarter of fiscal 2020. Currently, the Company does not have financial instruments with down round features but will apply this update prospectively.

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). FASB issued the update to include share-based payment transaction for acquiring goods or services from nonemployees in Topic 718, Compensation – Stock Compensation. The Company adopted ASU 2018-07 in the first quarter of fiscal 2020 prospectively, which has not had a material impact on its financial statements for share-based payments issued to nonemployees during fiscal 2020.

Accounting Pronouncements Issued but Not Adopted

In 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The guidance changes the impairment model used to measure credit losses for most financial assets. A new forward-looking expected credit loss model will replace the existing incurred credit loss model and will impact the Company’s accounts and other receivables. This is expected to generally result in earlier recognition of allowances for credit losses. ASU 2016-13 will be effective for the Company in December 2023 as long as it remains a smaller reporting company. Early adoption is permitted. The Company is currently evaluating the impact of adopting this update on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). The FASB issued the update to simplify the measurement of goodwill by eliminating step 2 from the goodwill impairment test. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. ASU 2017-04 will be effective for the Company so long as it remains a smaller reporting company in the first quarter of 2024. Early adoption is permitted. The Company will apply this update upon adoption.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) (“ASU 2018-13”). The guidance improves the effectiveness of disclosures about fair value measurements required under ASC 820. ASU 2018-13 amends the disclosure requirements for recurring and nonrecurring fair value measurements by removing, modifying, and added certain disclosures. ASU 2018-13 will be effective for the Company the first quarter of 2021. Early adoption is permitted. The Company is currently evaluating the impact of adopting this update on the consolidated financial statements.

In 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The guidance simplifies the accounting for income taxes by primarily addressing the following: recognition of a deferred tax liability after transition to/from the equity method, evaluation when a step-up in the tax basis of goodwill should be related to a business combination or when it should be considered a separate transaction, inclusion of the amount of tax based on income in the income tax provision and any incremental amount as a tax not based on income, and recognition of the effect of an enacted change in tax laws or annual effective tax rates in the period the change was enacted, The guidance is effective for the Company in the first quarter of 2022. Early adoption is permitted. Several of the amendments in the update are required to be adopted using a prospective approach, while other amendments are required to be adopted using a modified-retrospective approach or retrospective approach. The Company is currently evaluating the impact of adopting this update on the consolidated financial statements.

5.BUSINESS COMBINATION

On May 5, 2020, the Company acquired 100% of the equity interests in Roboro, its exclusive manufacturer in South Africa, in order to reduce its dependence on third parties for production. As a result of this acquisition, the Company now directly operates its sole manufacturer in South Africa.

The acquisition date fair value of the consideration was $557,566, including $500,000 paid in cash. In addition, Roboro’s sellers purchased 138,889 shares of the Company’s common stock for $500,000 at a contractual price of $3.60 per share. These shares, which were issued on May 27, 2020, are restricted and subject to a 15-month vesting schedule. The fair market value of the common stock of $555,556 was based on the stock’s closing price of $4.00 on May 5, 2020. The difference between the fair market value plus $2,010 of transaction costs and the amount paid, was treated as an additional consideration for the acquisition.

The estimated fair value of assets acquired and liabilities assumed on May 5, 2020 is as follows:

Property and equipment	$67,017
Goodwill	650,787
Right-of-use asset, net	54,425
Loan payable	(122,548)
Operating lease liability, current	(35,191)
Operating lease liability, noncurrent	(19,234)
Other net asset (liabilities)	(37,690)
Net Assets	$557,566

The Company was required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values was recorded as goodwill. The goodwill recognized was attributable primarily to expected synergies and the assembled workforce of Roboro. The determination of the fair values of the acquired assets and assumed liabilities requires significant judgment. Management finalized its valuation analysis during the fourth quarter of 2020.

6.REVENUE, DEFERRED REVENUE AND ACCOUNTS RECEIVABLE

Deferred Revenue

Changes in deferred revenue, which relate to unfulfilled e-commerce orders and amounts to be recognized under extended 3-year service warranties, for the year ended November 30, 2020 and 2019 are summarized below. The associated performance obligations are expected to be satisfied during the year ended November 30, 2021.

Deferred Revenue
Deferred revenue balance, November 30, 2018	$—
Net additions to deferred revenue	10,842
Deferred revenue balance, November 30, 2019	10,842
Net additions to deferred revenue	18,825,995
Reductions in deferred revenue for revenue recognized during the fiscal year	(13,934,750)
Deferred revenue balance, November 30, 2020	$4,902,087

Accounts receivable at November 30, 2020 primarily relates to sales of the new Byrna® HD to several large distributors.

Revenue Disaggregation

The following table presents disaggregation of the Company’s revenue by product type and distribution channel:

	Years Ended November 30,
Product type	2020	2019
Byrna® HD	$16,322,482	$850,404
40mm	243,813	74,015
Total	$16,566,295	$924,419

	Years Ended November 30,
Distribution channel	2020	2019
Wholesale (dealer/distributors and large end-users)	$2,952,825	$602,838
E-commerce	13,613,470	321,581
Total	$16,566,295	$924,419

7.PREPAID EXPENSES AND OTHER CURRENT ASSETS

The following table summarizes prepaid expenses and other current assets:

	November 30,
	2020	2019
VAT receivables	$572,086	$147,457
Advance payment for inventory	676,744	7,470
Prepaid legal fees	—	55,862
Prepaid insurance	16,114	—
Security deposit – MA lease	—	92,000
Other	126,340	74,516
Total	$1,391,284	$377,305

8. INVENTORY

The following table summarizes inventory as of November 30, 2020 and 2019, respectively.

	November 30,
	2020	2019
Raw materials	$2,900,550	$449,767
Work in process	302,239	32,098
Finished goods	1,613,826	477,883
Total	$4,816,615	$959,748

Inventory at November 30, 2020 and 2019, primarily relates to the Byrna® HD Personal Security Device.

9.PROPERTY AND EQUIPMENT

The following table summarizes cost and accumulated depreciation as of November 30, 2020 and 2019, respectively.

	November 30,
	2020	2019
Computer equipment and software	$203,829	$116,348
Furniture and fixtures	105,371	20,998
Leasehold improvements	143,503	26,471
Molds	1,324,167	507,347
	1,776,870	671,164
Less: accumulated depreciation	556,662	349,876
Total	$1,220,208	$321,288

The Company recognized $177,181 and $46,844 in depreciation expense during the years ended November 30, 2020 and 2019, respectively.

At November 31, 2020 and 2019, the Company deposited $619,144 and $196,921, respectively, with vendors primarily for supply of molds and equipment where the vendors have not completed supply of these assets.

10.PATENT RIGHTS

On April 13, 2018, the Company entered into a purchase and sale agreement with Buys, its CTO, pursuant to which the Company purchased certain intellectual property relating to air and/or gas fired long guns or pistols, including pump action launchers and munitions used with such pistols and long guns, including self-stabilizing shaped or “finned” rounds. As consideration for the Buys Portfolio, the Company paid Buys $100,000, and incurred $10,000 in legal costs to transfer these patent rights. This consideration of $110,000 was capitalized and represents the minimum rights to a license arrangement as patent rights as the Agreement included an option for full acquisition of the rights, conditional upon certain future events taking place. The Company also agreed to pay Buys either $500,000 in cash or $750,000 worth of Company stock within two years at Buys’ discretion, if the Company elected to retain certain patents within the Buys Portfolio, which terms were changed by subsequent amendment. Pursuant to an amendment of the Agreement effective December 18, 2019, the Company made two additional payments to Buys totaling of $776,799, consisting of the Second Payment of $696,799 through the issuance of 386,681 shares of common stock and Final Payment of $80,000 in cash. The Final Payment was paid during the quarter ended May 31, 2020. Buys no longer retains any reversion rights or security interests in the Buys Portfolio.

Pursuant to the amended agreement related to the Final Payment to Buys for the Buys Portfolio, the Company is committed to a minimum royalty payment of $25,000 per year. Royalties on CO2 pistols are to be paid for so long as patents remain effective beginning at 2½% of the agreed upon a net price of $167.60 (“Stipulated Net Price”) for the first year and reduced by .1% each year thereafter until it reaches 1%. For each substantially new product in this category, the rate will begin again at 2½%. Royalties on the fintail projectiles (and any improved versions thereof) will be paid so long as patents remain effective at a rate of 4% of the agreed upon Stipulated Net Price for fintail projectile products.

The patent rights have a maximum life of 20 years, expiring on various dates beginning from November 2033 to 2038, and are amortized on a straight-line basis over a period of 15 years. The Company amortized $64,873 and $7,332 during the years ended November 30, 2020 and 2019, respectively.

The below table summarizes amortization of the Company’s patents as of November 30, 2020 for the next five years and thereafter:

Fiscal Year
2021	$64,874
2022	64,874
2023	64,874
2024	64,874
2025	64,874
Thereafter	486,558
Total	$810,928

11.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	November 30,
	2020	2019
Trade payables	$3,475,238	$600,878
Accrued sales and use tax	1,050,051	—
Payroll accrual	903,576	—
Commissions	375,123	—
Accrued professional fees	216,660	—
Warranty	268,453	—
Other accrued liabilities	339,974	38,999
	$6,629,075	$639,877

12.NOTES PAYABLE

Paycheck Protection Program (“PPP”) Loan

On May 4, 2020, the Company received loan proceeds of $190,300 under the PPP. The PPP, which was established as part of the CARES Act, provides for loans to qualifying businesses for amounts up to 2.5 times certain average monthly payroll expenses of the qualifying business. The loan and accrued interest, or a portion thereof, may be forgiven after 24 weeks so long as the borrower uses the loan proceeds for eligible purposes including payroll, benefits, rent, mortgage interest and utilities, and maintains its payroll levels, as defined by the PPP. At least 60% of the amount forgiven must be attributable to payroll costs, as defined by the PPP.

The PPP loan matures in two years from the date of first disbursement of proceeds to the Company (the “PPP Loan Date”) and accrues interest at a fixed rate of 1%. Payments are deferred for at least the first six months and payable in 18 equal consecutive monthly installments of principal and interest commencing upon expiration of the deferral period of the PPP Loan Date.

As of November 30, 2020, the current and long-term portion of the loan were $75,480 and $114,820, respectively. See Note 24, “Subsequent Events,” for additional information.

Roboro Acquisition Note

As part of the Roboro acquisition, the Company assumed a loan payable to a former director of Roboro which is payable within four months of the May 5, 2020 acquisition date and accrued interest at a rate of 7.00%. The loan had a fair value of $122,548 (2,261,564 South African rand) at the acquisition date. This note was repaid during the year ended November 30, 2020. Interest expense for year ended November 30, 2020 was approximately $600.

13.CONVERTIBLE NOTES PAYABLE

Convertible notes payable, net (current) aggregated $0 and $2,758,578 at November 30, 2020 and 2019, respectively. Convertible notes payable (noncurrent) aggregated $0 and $1,874,972 at November 30, 2020 and, 2019, respectively. Effective April 8, 2020, the Company exchanged an aggregate of approximately $6,950,000 of all its outstanding convertible notes, representing principal and accrued interest through April 7, 2020, for 1,391 shares Series A Preferred Stock at an original issue price of $5,000. Accretion of debt discounts incurred through conversion for the year ended November 30, 2020 totaled $0.8 million, and related interest expense for the same period totaled $0.2 million. As the debt was convertible to shares of common stock, whereas shares of Series A Preferred Stock were issued, the Company evaluated ASC 405-20, Extinguishments of Liabilities (“ASC 405-20”). Pursuant to ASC 405-20, a liability has been extinguished if either of the following conditions is met (a) the debtor pays the creditor and is relieved of its obligation for the liability and (b) the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor. As both conditions were met, the transaction was accounted for as a debt extinguishment and the Company recorded a $6,026,657 loss on extinguishment of debt which represented the difference between:

(i)the carrying value of the notes, net of unamortized discounts, of $5,430,082 plus accrued interest of $374,631; and

(ii)the fair value of the consideration transferred (Series A Preferred Stock and warrants) of $11,831,370. See Note 14, “Stockholders Equity (Deficit),” for additional information.

At the closing, in accordance with the Amendment and the Security Purchase Agreements pursuant to which the notes were issued, the Company also issued 149,842 warrants to the holders reflecting 400 warrants for each $1,000 of unpaid interest accrued on the Notes. See Note 14, “Stockholders’ Deficit,” for additional information.

April/May 2019 Notes

On April 22, 2019 and May 20, 2019, the Company entered into a securities purchase agreement with several accredited investors to sell a total of 2,080,265 units, for aggregate principal of $2,080,265, with each $1,000 unit consisting of (i) a $1,000 10% interest convertible promissory note (collectively the “April/May 2019 Notes”) due April 15, 2020, convertible into the Company’s common stock at a conversion price of $1.50 per share, and (ii) four hundred (400) warrants each exercisable for one share of common stock at an exercise price of $2.50 per share on or before October 22, 2023. The April/May 2019 Notes are secured secondarily by all of the Company assets and accrue interest at 10% per annum, payable in cash at maturity. The principal amount, plus accrued interest, may be converted at the option of the holder at any time during the term to maturity into shares of common stock at a conversion price of $1.50 per share. The note embodies certain traditional default provisions that are linked to credit or interest risks, such as bankruptcy proceedings, liquidation events and corporate existence. The Company concluded that the April/May 2019 Notes meet the definition of conventional convertible debt and the embedded conversion option is not subject to bifurcation and classification in the financial statements in liabilities at fair value. In connection with the issuance of the April/May 2019 Notes, the Company issued the holders warrants to purchase the common stock. The warrants are exercisable until October 23, 2023 for 832,106 of shares at a purchase price of $2.50 per share. The Company concluded that the warrants are indexed to the stock and, accordingly, the analysis resulted in the conclusion that these warrants achieved equity classification in the financial statements. As a result of the repayment of the November 2016 Subordinate Secured Debentures on May 31, 2019, the April/May 2019 Notes entered senior security position.

The Company accounted for this transaction as a financing transaction, wherein the net proceeds received were allocated to the financial instruments issued which resulted in a discount. The warrants were valued at $888,444 and the balance of the convertible debt for $1,191,821. The discount is being charged to interest and is being accreted over the term of the note using the effective interest method. The effective interest rate on the liability component, inclusive of the contractual rate and the accretion of the discount, was 72.35% during fiscal 2019. During the year ended November 30, 2019, the Company recorded $457,570 of interest from the accretion of the discount. In addition, the Company recorded interest expense of $123,726 for the year ended November 30, 2019. The Company was required to consider whether the hybrid contract embodied a beneficial conversion feature. The calculation of the effective conversion amount did not result in a beneficial conversion feature because the effective conversion price was equal to the Company’s stock price on the date of issuance.

October 2018 Notes

On October 22, 2018, the Company entered into a Securities Purchase Agreement with several accredited investors to sell 1,275.0 units, for aggregate principal of $1,275,000, with each $1,000 of unit consisting of (i) a $1,000 10% interest convertible promissory note (collectively the “October 2018 Notes”) due April 15, 2020, convertible into the Company’s common stock at a conversion price of $1.50 per share, and (ii) four hundred (400) warrants each exercisable for one share of common stock at an exercise price of $2.50 per share on or before the five year anniversary of the issuance. These notes are secured secondarily by all of the Company assets and accrue interest at 10% per annum, payable in cash at maturity. As a result of the repayment of the November 2016 Subordinate Secured Debentures on May 31, 2019, these convertible notes entered senior security position. The principal amount, plus accrued interest, may be converted at the option of the holder at any time during the term to maturity into shares of common stock at a conversion price of $1.50 per share. The October 2018 Notes embodies certain traditional default provisions that are linked to credit or interest risks, such as bankruptcy proceedings, liquidation events and corporate existence. The Company concluded that the October 2018 Notes meet the definition of conventional convertible debt and the embedded conversion option is not subject to bifurcation and classification in the financial statements in liabilities at fair value. In connection with the issuance of the October 2018 Notes, the Company issued the holders warrants to purchase the common stock. The warrants are exercisable until October 23, 2023 for 510,000 of shares at a purchase price of $2.50 per share. The Company concluded that the warrants are indexed to the stock and, accordingly, the analysis resulted in the conclusion that these warrants achieved equity classification in the financial statements.

The Company accounted for this transaction as a financing transaction, wherein the net proceeds received were allocated to the financial instruments issued which resulted in a discount. The warrants were valued at $524,089 and the balance of the convertible debt was $750,911. The discount is being charged to interest and is being accreted over the term of the note using the effective interest method. During the year ended November 30, 2019, the Company recorded $413,702 in accretion, which includes the $95,584 adjustment related to the correction of a 2018 error. The initial 2018 accounting for the October 2018 Notes concluded that, based on the Company’s initial interpretation of the debt agreement and therefore, the conversion feature in the agreement required classification and measurement as a derivative financial instrument. During 2019, the Company re-evaluated the terms of the agreement and determined that the underlying notes did not contain any embedded terms or features that require classification as derivatives and the calculation of the effective conversion amount did not result in a beneficial conversion feature. The Company evaluated the consolidated financial statement impact in each of the previously filed annual and quarterly reporting periods and concluded that the correction is quantitatively and qualitatively immaterial to its previously filed consolidated financial statements. Since the derivative liability at November 30, 2018 should have been $0, the $95,584 impact related to the year ended November 30, 2018 Statement of Operations and Comprehensive Loss is reflected in the line, “Accretion of debt discounts” in the Consolidated Statement of Operations and Comprehensive Loss for the year ended November 30, 2019. In recording the adjustment to accretion of debt discounts, the $426,019 gain reported in the line “Changes in fair value of derivative liabilities” in the Consolidated Statement of Operations and Comprehensive Loss for the year ended November 30, 2019, represents changes to derivative liability associated with the December 7, 2016 CAD$1,363,000 Series B secured convertible debentures.

In addition, the Company recorded interest expense of $124,356 for the year ended November 30, 2019. The effective interest rate on the liability component, inclusive of the contractual rate and the accretion of the discount, was 50.54% during fiscal 2019. The Company was required to consider whether the hybrid contract embodied a beneficial conversion feature. The calculation of the effective conversion amount did not result in a beneficial conversion feature because the effective conversion price was equal to the Company’s stock price on the date of issuance.

Subordinated Secured Debentures

The CAD $1,363,000 ($1,015,026) of Series B Secured Convertible Debentures (“Subordinate Secured Debentures”) were issued pursuant to a Trust Indenture agreement dated December 7, 2016 (the “Indenture”) in exchange for the Unsecured Debentures in equal principal amount and an additional CAD $36,000 ($26,640) of Series B Secured Convertible Debentures were issued pursuant to the Indenture in payment of accrued interest. These debentures matured on June 6, 2019 and accrued interest at 12% per annum, payable semi-annually. The debentures were secured by all of the Company’s assets. The principal amount, plus accrued interest, could have been converted at the option of the holder at any time during the term to maturity into shares of the Company’s common stock at a conversion price of $2.40 (CAD $3.10) per share, subject to anti-dilution protection with a minimum conversion price of $1.35 and for capital reorganization events. The debentures also embodied certain traditional default provisions that were linked to credit or interest risks, such as bankruptcy proceedings, liquidation events and corporate existence. The Company concluded that the embedded conversion option was not indexed to its stock. The embedded conversion option was subject to classification in the financial statements in liabilities at fair value both at inception and subsequently. The Company evaluated the terms and conditions of the debentures and determined that the conversion feature required classification and measurement as derivative financial instruments. Accordingly, the evaluation resulted in the conclusion that this derivative financial instrument required bifurcation and liability classification, at fair value. Current standards contemplate that the classification of financial instruments required evaluation at each report date.

The following table reflects the allocation of the purchase on December 7, 2016:

Subordinate Secured Debentures	Face Value
(CAD $1,399,000)	$1,041,835
Proceeds	1,041,835
Compound embedded derivative	(285,612)
Carrying value	$756,223

Effective May 31, 2019, the Company repaid these debentures for CAD $1,399,000 ($1,035,930) plus accrued interest.

Discounts (premiums) on the Subordinate Secured Debentures arise from (i) the allocation of basis to other instruments issued in the transaction, (ii) fees paid directly to the creditor and (iii) initial recognition at fair value, which is lower than face value. Discounts (premiums) are amortized through charges (credits) to interest expense over the term of the debt agreement. Amortization of debt discounts (premiums) amounted to CAD $98,924 ($73,201) during the year ended November 30, 2019. During the year ended November 30, 2019, the Company recorded interest expense of $67,007.

September 2019 Notes

On September 16, 2019, the Company entered into a securities purchase agreement with two investors to sell a total of 818.0 of units, for aggregate principal of $818,000, with each $1,000 of unit consisting of (i) a $1,000 10% interest convertible promissory note (collectively the “September 2019 Notes”) due June 30, 2021, convertible into the Company’s common stock at a conversion price of $1.50 per share, and (ii) four hundred (400) warrants each exercisable for one share of common stock at an exercise price of $2.50 per share on or before January 22, 2024. The September 2019 Notes are secured pari passu with the October 2018, April/May 2019 and July 2019 Notes, by all of the Company’s assets and accrue interest at 10% per annum, payable in cash at maturity. However, the principal amount, plus accrued interest, may be converted at the option of the holder at any time during the term to maturity into shares of common stock at a conversion price of $1.50 per share. The note embodies certain traditional default provisions that are linked to credit or interest risks, such as bankruptcy proceedings, liquidation events and corporate existence. The Company concluded that the September 2019 Notes meet the definition of conventional convertible debt and the embedded conversion option is not subject to bifurcation and classification in the financial statements in liabilities at fair value. In connection with the issuance of the September 2019 Notes, the Company issued the holders warrants to purchase the Company’s common stock. The warrants are exercisable until January 22, 2024 for 327,200 shares at a purchase price of $2.50 per share. The Company concluded that the warrants are indexed to the stock and, accordingly, the analysis resulted in the conclusion that these warrants achieved equity classification in the financial statements.

The Company accounted for this transaction as a financing transaction, wherein the net proceeds received were allocated to the financial instruments issued which resulted in a discount. The warrants were valued at $363,846 and the balance of the convertible debt was $454,154. The discount is being charged to interest and is being accreted over the term of the note using the effective interest method. The effective interest rate on the liability component, inclusive of the contractual rate and the accretion of the discount, was 47.40% during fiscal 2019. During the year ended November 30, 2019, the Company recorded $37,943 in interest from the accretion of the discount. In addition, the Company recorded interest expense of $16,808 for the year ended November 30, 2019. The Company was required to consider whether the hybrid contract embodied a beneficial conversion feature. The calculation of the effective conversion amount did not result in a beneficial conversion feature because the effective conversion price was equal to the Company’s stock price on the date of issuance.

July 2019 Notes

On July 22, 2019, the Company entered into a securities purchase agreement with several investors to sell a total of 2,282.5 units, for aggregate principal of $2,282,500, with each $1,000 of unit consisting of (i) a $1,000 10% interest convertible promissory note (collectively the “July 2019 Notes”) due June 30, 2021, convertible into the Company’s common stock at a conversion price of $1.50 per share, and (ii) four hundred (400) warrants each exercisable for one share of common stock at an exercise price of $2.50 per share on or before January 22, 2024. The July 2019 Notes are secured pari passu with the October 2018 and April/May 2019 Notes, by all of the Company’s assets and accrue interest at 10% per annum, payable in cash at maturity. However, the principal amount, plus accrued interest, may be converted at the option of the holder at any time during the term to maturity into shares of common stock at a conversion price of $1.50 per share. The note embodies certain traditional default provisions that are linked to credit or interest risks, such as bankruptcy proceedings, liquidation events and corporate existence. The Company concluded that the July 2019 Notes meet the definition of conventional convertible debt and the embedded conversion option is not subject to bifurcation and classification in the financial statements in liabilities at fair value. In connection with the issuance of the July 2019 Notes, the Company issued the holders warrants to purchase the Company’s common stock. The warrants are exercisable until January 22, 2024 for 913,000 shares at a purchase price of $2.50 per share. The Company concluded that the warrants are indexed to the stock and, accordingly, the analysis resulted in the conclusion that these warrants achieved equity classification in the financial statements.

The Company accounted for this transaction as a financing transaction, wherein the net proceeds received were allocated to the financial instruments issued which resulted in a discount. The warrants were valued at $1,038,081 and the balance of the convertible debt was $1,244,419. The discount is being charged to interest and is being accreted over the term of the note using the effective interest method. The effective interest rate on the liability component, inclusive of the contractual rate and the accretion of the discount, was 45.79% during fiscal 2019. During the year ended November 30, 2019, the Company recorded $138,456 in interest from the accretion of the discount. In addition, the Company recorded interest expense of $81,920 for the year ended November 30, 2019. The Company was required to consider whether the hybrid contract embodied a BCF. The calculation of the effective conversion amount did not result in a beneficial conversion feature because the effective conversion price was equal to the Company’s stock price on the date of issuance.

The Company was in compliance with all applicable financial and non-financial covenants under its financing arrangements as of November 30, 2019.

14.STOCKHOLDERS’ EQUITY (DEFICIT)

Series A Preferred Stock

Effective April 8, 2020, the Company exchanged an aggregate of approximately $6,950,000 of all its then-outstanding convertible notes, representing principal and accrued interest through April 7, 2020, for 1,391 shares Series A Preferred Stock (the “Exchange”). As the Exchange was accounted for as a debt extinguishment, the shares of Series A Preferred Stock were recorded at fair value of $11,591,623 (before reduction of $29,150 related to issue costs) based on a per share fair value of $8,333. The per share fair value was determined using the number of common stock shares in a conversion (3,333 = $5,000 original issue price divided by $1.50 conversion price) multiplied by the $2.50 market price of a share of common stock. See the “Warrants” section below and Note 13, “Convertible Notes Payable and Derivative Liabilities,” for additional information.

Each share of Series A Preferred Stock has a $5,000 issue price. Dividends accrue on the issue price at a rate of 10.0% per annum and are payable to holders of Series A Preferred Stock as, when and if declared by the Board. As the Company will likely not pay the dividends in cash, and instead, the unpaid accrued dividends will be settled upon conversion to shares of common stock, the Company will record dividends distributable at the contractual dividend rate upon declaration. The dividends are cumulative and shall accrue starting from the April 8, 2020 issuance date. Dividends distributable of $0.4 million at November 30, 2020, have not yet been declared by the Board.

Each share of Series A Preferred Stock is convertible into the number of shares of common stock equal to the issue price divided by the conversion price of $1.50. Upon conversion of the Series A Preferred Stock, all accrued and unpaid dividends will be converted to common stock utilizing the same conversion formula. The conversion price is subject to proportional adjustment for certain transactions relating to the Company’s common stock, including stock splits, stock dividends and similar transactions. Holders of Series A Preferred Stock are entitled to a liquidation preference in the event of any liquidation, dissolution or winding up of the Company. Holders may convert their shares of Series A Preferred Stock into common stock at any time and the Company has the right to cause each holder to convert their shares of Series A Preferred Stock at any time after the eighteen (18) month anniversary of the original issue date if the common stock has traded for more than twenty (20) consecutive trading days above $5.00 (as adjusted for stock splits, stock dividends and similar transactions). Holders of shares of Series A Preferred Stock are not entitled to vote with the holders of common stock, however, for so long as there are 423 shares of Series A Preferred Stock outstanding, the Company is required to obtain the consent of the holders of the Series A Preferred Stock to take certain corporate actions, including to incur indebtedness in excess of $250,000 in the aggregate. In addition, the Company agreed to use its reasonable best efforts to register the shares of common stock issuable upon conversion of the Series A Preferred Stock in due course following the Exchange.

Warrants

Upon the April 2020 closing of the Exchange, in accordance with the security purchase agreements, as amended, pursuant to which the convertible notes were issued, the Company issued 149,842 warrants to the holders reflecting 400 warrants for each $1,000 of unpaid interest accrued on the Notes. The Warrants are exercisable for one share of common stock at an exercise price of $2.50 per share on or before either October 22, 2023 (for Warrants issued for interest accrued on convertible notes issued in October 2019, April 2019 and May 2019) or January 22, 2024 (for warrants issued for interest accrued on convertible notes issued in July 2019 and September 2019 and related January 2020 Notes). As the transaction was accounted for as a debt extinguishment (See Note 13, “Convertible Notes Payable and Derivative Liabilities,” for additional information), the warrants were recorded at fair value of $239,747 using a Monte Carlo simulation model.

During January 2020, the Company issued 49,842 warrants to those note holders who returned interest checks and accepted payment in kind of units consisting of convertible notes with a face value of $124,603 together with 400 warrants for every $1,000 of accrued interest to satisfy $124,603 of accrued interest that was payable through October 31, 2019. The warrants are each exercisable for one share of common stock at an exercise price of $2.50 per share on or before October 22, 2023.

During February 2020, the Company also issued 15,000 warrants as payment to a consultant for marketing services. The warrants are each exercisable for one share of common stock at an exercise price of $2.50 per share on or before February 5, 2021. See Note 15, “Stock-Based Compensation,” for additional information.

On September 16, 2019, the Company entered into a securities purchase agreement with two investors to sell a total of 818.0 units, for aggregate principal of $818,000, at a price of $1,000 per unit, consisting of (i) $1,000 10% interest secured convertible promissory note, convertible into the Company’s common stock at a conversion price of $1.50 per share and (ii) four hundred warrants each exercisable for one share of common stock at an exercise price of $2.50 per share on or before January 22, 2024. The Company issued 327,200 warrants in connection with this transaction. The relative grant date fair value of these warrants was estimated at $363,846 using the Binomial Lattice option pricing model and is reflected in additional paid-in capital.

On July 22, 2019, the Company entered into a securities purchase agreement with several investors to sell a total of 2,282.5 units, for aggregate principal of $2,282,500, at a price of $1,000 per unit, consisting of (i) $1,000 10% interest secured convertible promissory note, convertible into the Company’s common stock at a conversion price of $1.50 per share and (ii) four hundred warrants each exercisable for one share of common stock at an exercise price of $2.50 per share on or before January 22, 2024. The Company issued 913,000 warrants in connection with this transaction. The relative grant date fair value of these warrants was estimated at $1,038,081 using the Binomial lattice option pricing model and is reflected in additional paid-in capital.

On April 22, 2019 and May 20, 2019, the Company entered into a securities purchase agreement with several accredited investors to sell a total of 2,080.265 units, for aggregate principal of $2,080,265, at a price of $1,000 per unit, consisting of (i) $1,000 10% interest secured convertible promissory note, convertible into the Company’s common stock at a conversion price of $1.50 per share and (ii) four hundred warrants each exercisable for one share of common stock at an exercise price of $2.50 per share on or before October 22, 2023. The Company issued 832,106 warrants in connection with this transaction. The relative grant date fair value of these warrants was estimated at $888,444 using the Binomial lattice option pricing model and is reflected in additional paid-in capital.

On October 22, 2018, the Company entered into a securities purchase agreement with several accredited investors to sell 1,275.0 units, for aggregate principal of $1,275,000, at a price of $1,000 per unit, consisting of (i) $1,000 10% interest convertible promissory note convertible into the Company’s common stock at a conversion price of $1.50 per share, and (ii) four hundred warrants each exercisable for one share of common stock at an exercise price of $2.50 per share on or before the five-year anniversary of the issuance. Pursuant to this private placement, the Company issued 510,000 warrants. The grant date fair value of these warrants was estimated at $524,089 using the Binomial lattice option pricing model and is reflected in additional paid-in capital.

During the year ended November 30, 2019, the Company also issued 75,000 incentive warrants each to two consultants to purchase common shares. The warrants are each exercisable for one share of common stock at an exercise price of $1.55 per share on or before December 3, 2021. See Note 15, “Stock-Based Compensation,” for additional information.

The assumptions that the Company used to determine the grant-date fair value of warrants granted for the years ended November 30, 2020 and 2019 were as follows:

	2020	2019
Risk free rate	0.35 – 1.57%	1.69 – 3.05%
Expected dividends	—%	—%
Expected volatility	98.28 – 109.93%	150 – 159%
Expected life	3.54 – 3.77 years	4.35 – 5 years
Market price of the Company’s common stock on date of grant	$2.50	$1.40 – 1.60
Exercise price	$2.50	$2.50

Based on the Company’s stock price, provisions allowing for early termination of outstanding warrants issued in connection with the Company’s October 2018 financing were triggered on October 23, 2020. On October 25, 2020, the Company notified holders of the October 2018 warrants exercisable at $2.50 that it was exercising its early termination right and that the respective warrants would expire November 27, 2020. Between October 25, 2020 and November 27, 2020, holders of 189,079 warrants issued during the October 2018 financing and outstanding as of October 25, 2020 exercised warrants for 189,079 shares of common stock, generating approximately $470,000.

Based on the Company’s stock price, provisions allowing for early termination of two issuances of outstanding warrants issued in connection with the Company’s 2017 financing were triggered on May 29, 2020 and June 1, 2020, respectively. On June 3, 2020, the Company notified holders of 57,235 warrants exercisable at $1.50 that it is exercising its early termination right and that the respective warrants would expire July 3, 2020. On June 8, 2020, the Company notified holders of 1,777,388 warrants exercisable at $1.80 that it is exercising its early termination right and that the respective warrants would expire on August 31, 2020. Between June 1, 2020 and August 31, 2020, all holders of these 1,834,623 warrants issued during the 2017 financing and outstanding as of June 1, 2020 exercised those warrants for 1,834,623 shares of common stock, generating approximately $3,300,000. An additional 99,261 warrants that were issued in connection with the Company’s 2018 and 2019 private placements and exercisable at $2.50 were also exercised for 99,261 shares of common stock, raising approximately $200,000. In addition, in July 2020 a former consultant exercised 75,000 warrants exercisable at $1.55 pursuant to an agreement with the Company providing for cashless exercise of those warrants and resulting in the issuance of 68,319 shares of common stock.

During May 2020, a warrant holder exercised 11,793 warrants for 11,793 shares of common stock at an exercise price of $1.80 per warrant for proceeds of approximately $21,000.

During March 2020, the Company raised approximately $3,200,000 through early warrant exercises, where 1,997,911 warrants were exercised for 1,997,911 shares of common stock. These warrants were issued on October 22, 2018, April 22, 2019, May 20, 2019, July 22, 2019, September 16, 2019 and January 15, 2020. The warrant exercise price was reduced from $2.50 to $1.60 per warrant to induce warrant holders to exercise. The Company recorded warrant inducement expense of $845,415 during the year ended November 30, 2020, which represents the difference between fair value at the reduced price of $1.60 per warrant and fair value at the contractual price of $2.50. The fair values of the warrants at $1.60 and $2.50 were determined using a Monte Carlo simulation model.

The following table summarizes warrant activity, which includes the incentive warrants, for the year ended November 30, 2020:

	Number of Warrants	Weighted- Average Exercise Price $
Outstanding, November 30, 2018	2,604,116	1.90
Granted	2,222,306	2.50
Expired	(247,700)	(1.60)
Outstanding, November 30, 2019	4,578,722	2.20
Granted	214,684	2.50
Exercised	(4,207,667)	(2.10)
Outstanding, November 30, 2020	585,739	2.40

Exercisable, November 30, 2020	585,739	2.40
Exercisable, November 30, 2019	4,503,722	2.20

The warrants outstanding at the end of the year had weighted-average remaining contract lives as follows:

	2020	2019
	(years)	(years)
Total outstanding warrants	2.82	3.55
Total exercisable warrants	2.82	3.50

Shares to be Issued

On June 8, 2020, the Company issued 7,200 shares of the Company’s common stock to an employee for services rendered through May 31, 2020. As the stock price was $6.00 on the date the shares of common stock were issued, the Company recognized payroll expense on shares to be issued of $43,200. The Company maintained an amount of $20,000 in shares to be issued, which represented an obligation to issue shares to former employee. During November 2020, the former employee elected to settle the amount due for the services rendered in cash, resulting in no future obligation to issue shares at November 30, 2020.

15.STOCK-BASED COMPENSATION

2017 Plan

The Company grants stock options and other stock-based awards under its 2017 Stock Option Plan (the “2017 Plan”). The maximum number of common stock which may be reserved for issuance under the 2017 plan is 1,899,327. The 2017 Plan is administered by the Compensation Committee of the Board. The Compensation Committee determines the persons to whom options to purchase shares of common stock, and other stock-based awards may be granted. Persons eligible to receive awards under the 2017 Plan are employees, officers, directors, and consultants of the Company. Awards are at the discretion of the Compensation Committee.

Stock Options

During the years ended November 30, 2020 and 2019, the Company granted options to purchase 434,250 shares and 12,000 shares, respectively, of common stock to its employees and directors. Those granted during the year ended November 30, 2020, 341,750 options vested immediately and 92,500 options will vest over three years. The Company recorded stock-based compensation expense for options granted to its employees and directors of $675,545 and $31,530 during the years ended November 30, 2020 and 2019, respectively.

During the years ended November 30, 2020 and 2019, the Company granted options to purchase 19,300 shares and 0 shares, respectively, of common stock to non-employees. Of those granted during the year ended November 30, 2020, 11,000 options vested immediately and 8,300 options will vest over one year. The Company recorded stock-based compensation expense for options granted to non-employees of $25,318 and $0 during the years ended November 30, 2020 and 2019, respectively.

Stock Option Valuation

The assumptions that the Company used to determine the grant-date fair value of stock options granted to employees and non-employees for the years ended November 30, 20120 and 2019 were as follows:

Employee, Director and Non-Employee (Black-Scholes option pricing model)

	2020	2019
Risk free rate	0.00 – 1.68%	2.00%
Expected dividends	—%	0%
Expected volatility	118 – 144%	133%
Expected life	2 – 5 years	5 years
Market price of the Company’s common stock on date of grant	$1.90 – 14.80	$1.40
Exercise price	$1.90 – 15.00	$1.40

The following table summarizes option activity under the 2017 Plan during the year ended November 30, 2020:

	Stock Options	Weighted-Average Exercise Price Per Stock Option
		CDN$	USD$
Outstanding, November 30, 2018	637,667	2.20	(1.80)
Granted	12,000	1.90	(1.40)
Expired	(127,000)	3.70	(2.80)
Cancelled	(231,500)	2.20	(1.70)
Outstanding, November 30, 2019	291,167	1.90	1.40
Granted	453,550	4.20	3.30
Expired	(21,250)	(2.80)	(2.10)
Exercised	(5,500)	(2.50)	(1.90)
Cancelled	(12,000)	(17.90)	(13.80)
Outstanding, November 30, 2020	705,967	2.40	3.10

Exercisable, November 30, 2020	505,967
Exercisable, November 30, 2019	141,167

The stock options outstanding at the end of the year had weighted-average contractual life as follows:

	2020	2019
	(years)	(years)
Total outstanding options	3.76	4.3
Total exercisable options	3.53	3.1

Incentive Warrants

During the year ended November 30, 2019, the Company issued 75,000 incentive warrants each to two consultants to purchase common shares. The warrants were issued outside of the 2017 Plan and became fully vested in December 2019. In July 2020, the Company’s Board approved and the Company entered into an agreement with one of the consultants to allow a cashless exercise of 75,000 warrants at $1.55, resulting in the issuance of 68,319 common shares of the Company’s stock. See Note 14, “Shareholders’ Equity (Deficit),” for additional information.

During the year ended November 30, 2020, the Company issued 15,000 incentive warrants valued at $7,969 with an exercise price of $2.50 per warrant in exchange for services to a marketing consultant to purchase common shares. The incentive warrants were issued outside of the 2017 Plan and were fully vested at issuance.

Stock-based compensation expense for the warrants for the years ended November 30, 2020 and 2019 was $15,434 and $0, respectively.

Incentive Warrant Valuation

The assumptions that the Company used to determine the grant-date fair value of incentive warrants granted for the years ended November 30, 2020 and 2019 were as follows:

(Black-Scholes option pricing model)

	2020	2019
Risk free rate	1.47%	2.00%
Expected dividends	—%	—%
Expected volatility	57%	149%
Expected life	1.1 years	3 years
Market price of the Company’s common stock on date of grant	$2.20	$1.60
Exercise price	$2.50	$1.60

2020 Plan

On October 23, 2020, the Company adopted the Byrna Technologies Inc. 2020 Equity Incentive Plan (the “2020 Equity Incentive Plan”). The aggregate number of shares of common stock available for issuance in connection with options and other awards granted under the 2020 Plan is 2,500,000. The 2020 Plan is administered by the Compensation Committee of the Board. The Compensation Committee determines the persons to whom options to purchase shares of common stock, stock appreciation rights (“SARs”), restricted stock units (“RSUs”), and restricted or unrestricted shares of common stock may be granted. Persons eligible to receive awards under the 2020 Equity Incentive Plan are employees, officers, directors, consultants, advisors and other individual service providers of the Company. Awards are at the discretion of the Compensation Committee.

Restricted Stock Units

Effective August 31, 2020, the Company granted the Chief Executive Officer 900,000 restricted stock unit awards (“RSUs”) under the 2020 Equity Incentive Plan. The RSUs shall have a “double trigger” for vesting based on stock price and time, as follows: (1) one-third of the RSUs will be triggered when the Company’s stock trades above $20.00 on a 20-day volume weighted average closing price (“VWAP”), the second one-third of the RSUs will be triggered when the Company’s stock trades above $30.00 on a 20-day VWAP, and the final one-third of the RSUs will be triggered when the stock trades above $40.00 on a 20-day VWAP and (2) the employee must remain employed by the Company for three years from the effective date for the RSUs to vest.

During the year ended November 30, 2020, the Company granted employees 673,500 restricted stock unit awards (“RSUs”) under the 2020 Equity Incentive Plan. The RSUs shall have a “double trigger” for vesting based on stock price and time, as follows: (1) one-third of the RSUs are not subject to any performance trigger, the second one-third of the RSUs will be triggered when the Company’s stock trades above $30.00 on a 20-day VWAP, and the final one-third of the RSUs will be triggered when the stock trades above $40.00 on a 20-day VWAP and (2) the employee must remain employed by the Company for three years from the effective date for the RSUs to vest.

Stock-based compensation expense for the RSUs for the years ended November 30, 2020 as $536,069.

RSU Valuation

The assumptions that the Company used to determine the grant-date fair value of RSUs granted for the year ended November 30, 2020 were as follows:

(Monte Carlo simulation model)

2020
Risk free rate	0.26%
Expected dividends	—%
Expected volatility	121%
Expected life	3 years
Market price of the Company’s common stock on date of grant	$14.10-15.80
Exercise price	$14.10-15.80

The following table summarizes the RSU activity during the year ended November 30, 2020:

	RSUs	Weighted- Average Exercise Price
Outstanding, November 30, 2019	—	—
Granted	1,573,500	15.50
Outstanding, November 30, 2020	1,573,500	15.50
Exercisable, November 30, 2020	—	—

Stock-Based Compensation Expense

Total stock-based compensation expense of $1,252,366 and $218,154 for the years ended November 30, 2020 and 2019, respectively, were recorded in operating expenses in the accompanying Consolidated Statements of Operations and Comprehensive Loss.

As of November 30, 2020 and 2019, there was $7,720,448 and $30,715, respectively, of unrecognized expense related to non-vested stock-based compensation arrangements granted. The weighted-average period over which total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 2.77 and 1.4 years as of November 30, 2020 and 2019, respectively.

16.EARNINGS PER SHARE

The Company’s potential dilutive securities, which include Series A Preferred stock, stock options, and outstanding warrants to purchase shares of common stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The following potential common shares, presented based on amounts outstanding at each period end, were excluded from the calculation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	November 30,
	2020	2019
Series A Preferred Stock	4,636,649	—
Warrants	585,739	4,578,722
Stock Options	705,967	291,167
Restricted Stock	1,573,500	—
Total	7,501,855	4,869,889

17.RELATED PARTY TRANSACTIONS

The following transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by related parties. Amounts due to related parties are unsecured, non-interest bearing with the exception of notes payable, and due on demand.

The Company expensed $204,813 and $8,333 for royalties due to Andre Buys (“Buys”), the Company’s Chief Technology Officer (“CTO”) during the years ended November 30, 2020 and 2019, respectively. The Company also recorded stock-based compensation expense of $16,909 during the years ended November 30, 2020 and 2019, respectively, related to stock options granted to Buys in 2018 to acquire 150,000 shares of common stock. See Note 15, “Stock-Based Compensation,” for additional information.

The Company issued 80,588 and 174,494 shares of common stock for $386,382 and $272,339 for services to its directors and management during the year ended November 31, 2020 and 2019, respectively. During the year ended November 30, 2019, the Company expensed a total of $51,876 related to 36,000 shares of common stock issued for services provided by a former director of the Company. The Company issued 386,681 shares of common stock with a value of $696,799 in connection with the Second Payment to Buys for the portfolio of registered patent rights (the “Buys Portfolio”) during the year ended November 30, 2020. See Note 10, “Patent Rights,” for additional information.

The Company leased office premises at Wakefield, Massachusetts for rent, utilities and maintenance charge of approximately $2,000 per month from a corporation owned and controlled by Bryan Ganz (“Ganz”), President and, effective April 1, 2019, CEO of the Company. This lease was terminated June 30, 2020. The Company expensed $16,960 and $23,600 for these items during the years ended November 30, 2020 and 2019, respectively.

The Company subleased office premises at its Massachusetts headquarters to a corporation owned and controlled by Ganz beginning July 1, 2020. Monthly sublease payments will be equal to 15% of the Company’s operating costs. Sublease payments are scheduled to commence in December 2020.

During the year ended November 30, 2019, current directors and officers of the Company participated in the April 22, 2019, May 20, 2019 and July 22, 2019 financing for 316 units for total proceeds of $315,588 of which $95,000 was issued to officers for services rendered.

There were no payables due to related parties as of November 31, 2020 and 2019.

18.LEASES

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (“ASU 2016-02”), to enhance the transparency and comparability of financial reporting related to leasing arrangements. The Company adopted ASU 2016-02 on December 1, 2019, or the effective date, and used the effective date as its date of initial application.

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present. Most leases with a term greater than one year are recognized on the balance sheet as right-of-use assets and lease liabilities. The Company has elected not to recognize on the balance sheet leases with terms of one year or less. Operating lease liabilities and corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. However, certain adjustments to the right-of-use asset may be required for items such as prepaid rent. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rates, which are the rates incurred to borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment.

In accordance with the guidance in ASU 2016-02, components of a lease should be separated into three categories: lease components (e.g., building), non-lease components (e.g., common area maintenance), and non-components (e.g., property taxes and insurance). Then the fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated based on fair values to the lease components and non-lease components.

Although separation of lease and non-lease components is required, certain practical expedients are available. Entities may elect the practical expedient to not separate lease and non-lease components. Rather, they would account for each lease component and the related non-lease component together as a single component. The Company has elected to account for the lease and non-lease components of each of its operating leases as a single lease component and allocate all of the contract consideration to the lease component only. The lease component results in an operating right-of-use asset being recorded on the balance sheet and amortized on a straight-line basis as lease expense.

The Company has operating leases for real estate in the United States and South Africa and does not have any finance leases.

In 2019, the Company had entered into a real estate lease for office space in Wilmington/Andover, Massachusetts. The Company was involved in the construction and design of the space and incurred construction costs, subject to an allowance for tenant improvements of $210,490. The lease expiration date is August 31, 2026. The base rent is $114,180 per year, subject to an annual upward adjustment. The lease commencement date, for accounting purposes, was reached in April 2020 when the Company was granted access to the premises and therefore the lease is included in the Company’s operating lease right-of-use asset and operating lease liabilities as of April 2020.

The Company leases office and warehouse space in South Africa. The base rent is approximately $3,700 per month. The lease expired on November 30, 2020. The Company is currently negotiating a new lease to rent the office and warehouse space. Beginning December 2020, the Company is operating under a month to month lease with base rent of approximately $4,200 until the terms of the lease are finalized.

The Company leases real estate in Fort Wayne Indiana. The lease expires on February 28, 2022. The base rent is $2,540 per month. During July 2020, the Company entered into a lease for warehouse space in Fort Wayne, Indiana. The lease expires on July 31, 2025. The base rent is $7,740 per month.

During August 2020, the Company entered into a real estate lease for office space in Las Vegas, Nevada. The lease expires on August 31, 2022. The base rent is $4,461 per month.

Certain of the Company’s leases contain options to renew and extend lease terms and options to terminate leases early. Reflected in the right-of-use asset and lease liability on the Company’s balance sheets are the periods provided by renewal and extension options that the Company is reasonably certain to exercise, as well as the periods provided by termination options that the Company is reasonably certain to not exercise.

As of November 30, 2020, right-of-use assets of $1,200,447, current lease liabilities of $257,608, and non-current lease liabilities of $828,005 are reflected in the accompanying Consolidated Balance Sheets. The elements of lease expense were as follows:

November 30, 2020
Lease Cost:
Operating lease cost	$198,402
Short-term lease cost	24,560
Variable lease cost	8,696
Total lease cost	$231,658

Other Information:
Cash paid for amounts included in the measurement of operating lease liabilities	$309,642
Operating lease liabilities arising from obtaining right-of-use assets	$1,336,153

Operating Leases:
Weighted-average remaining lease term (in years)	4.9 years
Weighted-average discount rate	8.4%

Future lease payments under non-cancelable operating leases as of November 30, 2020 are as follows:

Fiscal Year Ended November 30,
2021	$335,317
2022	259,261
2023	213,859
2024	216,866
2025	188,913
Thereafter	97,086
Total lease payments	1,311,302
Less: imputed interest	225,689
Total lease liabilities	$1,085,613

ASC 840 Comparative Disclosures

The Company had the following commitments by fiscal year at November 30, 2019:

Location	2020	2021	2022	2023	2024	2025 and beyond
Wilmington, MA	$24,987	$115,371	$117,972	$120,979	$123,986	$300,660
Fort Wayne, IN	30,357	30,585	7,646	—	—	—
South Africa*	13,098	2,217	—	—	—	—
Total	$68,442	$148,173	$125,618	$120,979	$123,986	$300,660

*(USD based on November 30, 2019 exchange rate)

The above lease commitments reflect annual escalation. During the year ended November 30, 2019, the Company recognized expense of $60,316.

19.INCOME TAXES

Loss before income taxes consists of the following:

	Year Ended November 30,
	2020	2019
United States	$(13,572,909)	$(4,199,856)
Foreign	1,312,113	(209,929)
Total	$(12,260,796)	$(4,409,785)

The components of the provision for income taxes is as follows:

	Year Ended November 30,
	2020	2019
Current expense (benefit):
Federal	$—	$—
State	—	—
Foreign	292,529	—
Total current expense (benefit):	292,529	—

Deferred expense (benefit):
Federal	—	—
State	—	—
Foreign	—	—
Total deferred expense (benefit)	—	—

Total income tax expense (benefit)	$292,529	$—

A reconciliation of the Company’s statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended November 30,
	2020	2019
Income at U.S. statutory rate	21.00%	21.00. %
State taxes, net of Federal benefit	6.58%	9.24. %
Permanent differences	(13.60%)	(5.44%)
Foreign rate differential	(0.75%)	0.34. %
Valuation allowance	(12.30%)	(24.34%)
Other	(3.32%)	(0.79%)
Total	(2.39%)	0.00%

The net deferred income tax asset balance related to the following:

	November 30,
	2020	2019
Depreciation and amortization	$(270,488)	$(88,502)
Stock compensation	334,898	96,033
Inventory reserve	28,533	15,611
Bad debt reserve	3,331	—
Accrued payroll	183,044	—
Warranty reserve	89,578	—
Net operating loss (“NOL”) carryforwards	5,951,914	5,845,058
Total deferred tax assets	6,320,808	5,868,199
Valuation allowance	(6,320,808)	(5,868,199)
Net deferred tax assets (liabilities)	$—	$—

As of November 30, 2020, the Company had federal and state NOL carryforwards of approximately $24.9 million and $11.4 million, respectively, which begin to expire in 2025 for federal and state purposes. The federal NOL carryforwards include approximately $8.6 million, which do not expire.

Future realization of the tax benefits of existing temporary differences and NOL carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of November 30, 2020 and 2019, respectively, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance as of November 30, 2020 and 2019. At November 30, 2020 and 2019, the Company recognized valuation allowances of $6.3 million and $5.9 million, respectively, related to its deferred tax assets created in those respective years. The net increase of $0.4 million in the valuation allowance reflects the net in increase in gross deferred tax asset between those periods.

Pursuant to Internal Revenue Code Section 382, use of NOL carryforwards may be limited if the Company experiences a cumulative change in ownership of greater than 50% in a moving three-year period. Ownership changes could impact the Company’s ability to utilize the NOL carryforwards remaining at an ownership change date. The Company has completed a Section 382 study and determined that there were multiple ownership changes of 50% or more during the period from March 5, 2020 through November 30, 2020. These ownership changes occurred around March 10, 2007, August 27, 2013, and March 27, 2020. As of the last testing date covered in the testing period, the cumulative ownership change is 11.06%. The resulting limitation of NOL carryforwards has been considered in determining the full valuation allowance against the related deferred tax assets as noted above.

20.COMMITMENTS AND CONTINGENCIES

Consulting Agreement

In 2018, the Company entered into consulting agreements with two consultants pursuant to which each was paid $7,500 per month, which increased to $10,000 per month subsequent to the month the Company commenced shipping the Byrna® HD product to customers, ending on December 31, 2019. In addition, the Company issued to each consultant 75,000 incentive warrants. See Note 15, “Stock-Based Compensation.”

Effective October 29, 2018, the Company entered into a consulting agreement with Lisa Wager (“Wager”) pursuant to which she serves as CLO of the Company. By the terms of the consulting agreement, Wager was paid a total of 25,000 common shares for the services calculated at 8,333 common shares per month commencing November 1, 2018 and expiring on January 31, 2019. A total of 41,667 common shares were issued during the year ended November 30, 2019. When this agreement ended, Wager was retained and paid by board resolutions from February 1 through June 30, 2019 and became an employee effective July 1, 2019. Her base salary was $15,000/month per board resolution.

The Company executed a consulting agreement effective July 1, 2018 with a corporation owned by Thrasher, then executive chairman. The contract expired on March 31, 2019.

Effective June 1, 2018, the Company entered into a consulting agreement with Ganz pursuant to which Ganz serves as President of the Company. By the terms of the consulting agreement, Ganz was paid $200,000 annually in shares of the Company’s common stock for his service, subject to stock exchange approval. The common shares were issued quarterly, ending March 31, 2019. For the Company’s 2018 fiscal third and fourth quarters, Ganz was paid 50,000 common shares for each quarter. Based on the consulting agreement, Ganz received 83,333 shares during the year ended November 30, 2019 for services through March 31, 2019. Ganz was paid pursuant to board resolution for April-June 2019 and became an employee effective July 1, 2019 with a base salary of $20,000/month set by board resolution.

COVID-19 Pandemic and the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve. As such, it is uncertain as to the full magnitude that the pandemic may have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the

Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2021.

The Company faces various risks related to COVID-19 outbreak. The Company is dependent on its workforce to deliver its products. If significant portions of the Company’s workforce are unable to work effectively, or if customers’ operations are curtailed due to illness, quarantines, government actions, facility closures, or other restrictions in connection with the COVID-19 pandemic, the Company’s operations will likely be impacted. The Company may be unable to perform fully on its contracts and costs may increase as a result of the COVID-19 outbreak. These cost increases may not be fully recoverable or adequately covered by insurance. Since the COVID-19 outbreak began, no facilities have been fully shut down. Certain of the Company’s vendors may be unable to deliver materials on time due to the COVID-19 outbreak. Such delays may negatively impact the Company’s production, and the Company plans to continue to monitor these and its other vendors and, if necessary, seek alternative suppliers.

On March 27, 2020, then President Trump signed into law the CARES Act. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act also appropriated funds for the Small Business Administration (SBA) Paycheck Protection Program loans that are forgivable in certain situations to promote continued employment, as well as Economic Injury Disaster Loans to provide liquidity to small businesses harmed by COVID-19.

Product Liability

In February 2021, the Company identified certain Byrna® HD launchers that may contain a wire that is not to specification and, as a result, the Company accrued a $195,000 reserve for the possible costs related to updating affected launchers. The Company has been communicating with customers to notify them of the availability of the update.

Legal Proceedings

In the ordinary course of our business, the Company may be subject to certain other legal actions and claims, including product liability, consumer, commercial, tax and governmental matters, which may arise from time to time. The Company does not believe it is currently a party to any pending legal proceedings. Notwithstanding, legal proceedings are subject-to inherent uncertainties, and an unfavorable outcome could include monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on the Company’s business, financial position, results of operations, and/or cash flows. Additionally, although the Company has specific insurance for certain potential risks, the Company may in the future incur judgments or enter into settlements of claims which may have a material adverse impact on the Company’s business, financial position, results of operations, and/or cash flows.

21.EXCLUSIVE SUPPLY AND PURCHASE AGREEMENTS

The Company executed a manufacturing agreement with Roboro effective December 1, 2019 (binding agreement July 2019), whereby Roboro is its exclusive manufacturer in South Africa of various products including the Byrna® HD. Roboro’s manufacturing activities include plastic molding component production and assembly, dispatch and other services. The contract term was through November 30, 2021 with two-year renewal terms. Roboro provided manufacturing services during the year ended November 20, 3019. Effective May 5, 2020, the Company acquired 100% of the outstanding common shares of Roboro for $500,000. See Note 5, “Business Combination,” for additional information. Purchases from Roboro were approximately $102,000 from December 1, 2019 up until the acquisition date. Purchases from Roboro were approximately $55,713 during the year ended November 30, 2019.

The Company entered into a Development, Supply and Manufacturing Agreement with the BIP manufacturer in August 1, 2017. This agreement requires the Company to order and purchase only from the BIP manufacturer certain BIP assemblies and components for use by the Company to produce less-lethal and training projectiles as described in the agreement. The agreement is for a term of four years with an automatic extension for additional one-year terms if neither party has given written notice of termination at least 60 days prior to the end of the then- current term. The agreement does not contain any minimum purchase commitments. Purchases from the BIP manufacturer were $205,132 and $195,733 for the years ended November 30, 2020 and 2019, respectively.

The Company entered a License and Supply Agreement with Safariland, LLC (“Safariland”) on May 1, 2017. This agreement provides the Company to license and sell only to Safariland certain BIP standard payloads for integration with and production of Safariland’s Defense Technology brand less-lethal impact munitions to be sold in North America. This agreement is for a term of four years with an automatic extension for an additional one-year term if neither party has given written notice of termination at least 90 days prior to the end of the then-current term. The Company recognized revenues from sales to Safariland of $24,850 and $0 for the years ended November 30, 2020 and 2019, respectively.

22.SEGMENT AND GEOGRAPHICAL DISCLOSURES

The Chief Executive Officer, who is also the Chief Operating Decision Maker, evaluates the business as a single entity, which includes reviewing financial information and making business decisions based on the overall results of the business. As such, the Company’s operations constitute a single operating segment and one reportable segment.

The tables below summarize the Company’s revenue, long-lived assets and total assets as of November 30, 2020 and 2019, respectively by geographic region. The Company’s long-lived assets consist of patent rights, property and equipment, and deposits for equipment:

Revenue	U.S.	Canada	South Africa	Total
2020	$15,497,606	$—	$1,068,689	$16,566,295
2019	536,471	—	387,948	924,419

Long-lived assets	U.S.	Canada	South Africa	Total
2020	$3,850,727	$—	$274,893	$3,850,727
2019	614,027	3,184	—	617,211

Total Assets	U.S.	Canada	South Africa	Total
2020	$18,524,699	$—	$2,691,421	$21,216,120
2019	2,307,257	50,415	1,208,747	3,566,419

23.FINANCIAL INSTRUMENTS

The Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.

i)Currency Risk

The Company held its cash balances within banks in Canada in both U.S. dollars and Canadian dollars, with banks in the U.S. in U.S. dollars, and with banks in South Africa in U.S. dollars and South African rand. The Company’s operations are conducted in the U.S. and South Africa. The value of the South African rand against the U.S. dollar may fluctuate with the changes in economic conditions.

During the year ended November 30, 2020, in comparison to the prior year period, the U.S. dollar strengthened in relation to the South African rand, and upon the translation of the Company’s subsidiaries’ revenues, expenses, assets and liabilities held in South African rand, respectively. As a result, the Company recorded a translation adjustment gain of $66,545 and a loss $4,115 primarily related to the South African rand during the years ended November 30, 2020 and 2019, respectively.

The Company’s South African subsidiary revenues, cost of goods sold, operating costs and capital expenditures are denominated in South African rand. Consequently, fluctuations in the U.S. dollar exchange rate against the South African rand increases the volatility of sales, cost of goods sold and operating costs and overall net earnings when translated into U.S. dollars. The Company is not using any forward or option contracts to fix the foreign exchange rates. Using a 10% fluctuation in the U.S. exchange rate, the impact on the loss and stockholders’ equity (deficit) is not material.

ii)Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The financial instruments that potentially subject the Company to credit risk consist of cash and accounts receivable. The Company maintains cash with high credit quality financial institutions located in the U.S. and South Africa. The Company maintains cash and cash equivalent balances with financial institutions in the U.S. in excess of amounts insured by the Federal Deposit Insurance Corporation.

The Company provides credit to its customers in the normal course of its operations. It carries out, on a continuing basis, credit checks on its customers.

iii)Revenue Concentration

No customer accounted for more than 10% of total revenues for the year ended November 30, 2020. During the year ended November 30, 2019, two customers represented approximately 37% of total revenues.

No customer accounted for more than 10% of total accounts receivable for the year ended November 30, 2020. The accounts receivable from two customers represent approximately 77% of accounts receivable as of November 30, 2019.

iv)Vendor Concentration

There was no vendor concentration for the year ended November 30, 2020. During 2019, the Company purchased 100% of its BIP inventory from one supplier and Roboro, its then exclusive manufacturer/assembler in South Africa of the Byrna® HD and magazines. The Company’s operations rely significantly on these two suppliers in 2019.

24.SUBSEQUENT EVENTS

On January 19, 2021, the Company entered into a $5,000,000 revolving line of credit with a bank. The revolving line of credit bears interest at a rate equal to the Wall Street Journal Prime Rate plus 0.50%, subject to a floor of 4.00%. The revolving line of credit is secured by the Company’s accounts receivable and inventory. The line of credit is subject to an unused fee of 0.25% paid once annually.

On January 19, 2021, the Company entered into a $1,500,000 line of credit with a bank. The line of credit bears interest at a rate equal to the Wall Street Journal Prime Rate plus 0.50%, subject to a floor of 4.00%. The line of credit is secured by the Company’s equipment. The line of credit is subject to an unused fee of 0.25% paid once annually.

On February 10, 2021, the Company received approval from the Small Business Administration (“SBA”) for $190,300 of PPP loan forgiveness.

On April 27, 2021, the Company effected a ten-for-one reverse stock split. All owners of record as of April 27, 2021 received one issued and outstanding share of the Company’s common stock in exchange for 10 outstanding shares of the Company’s common stock. No fractional shares were issued in connection with the reverse stock split. All fractional shares created by the ten-for-one exchange were rounded down to the next whole share, with cash paid in lieu of fractional shares. The reverse stock split had no impact on the par value per share of the Company’s common stock, which remains at $0.001. All current and prior period amounts related to shares, share prices and loss per share, presented in the Company’s consolidated financial statements and the accompanying Notes have been restated for the reverse stock split.

2,250,000 Shares

Byrna Technologies Inc.

Common Stock

PROSPECTUS

RAYMOND JAMES

B. Riley Securities, Inc.	Ladenburg Thalmann